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As filed with the Securities and Exchange Commission on February 15, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EMBARCADERO TECHNOLOGIES, INC.

(Exact Name of Corporation as Specified in Its Charter)

Delaware	511210	68-0310015
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Embarcadero Technologies, Inc.
425 Market Street, Suite 425
San Francisco, CA 94105
(415) 834-3131

(Address, including zip code, and telephone number, including area code, of Embarcadero Technologies, Inc.'s principal executive offices)

Stephen R. Wong
Chairman, President and Chief Executive Officer
Embarcadero Technologies, Inc.
425 Market Street, Suite 425
San Francisco, CA 94105
(415) 834-3131

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen C. Ferruolo Matthew M. Gosling Heller Ehrman White & McAuliffe LLP 4250 Executive Square 7th Floor La Jolla, California 92037 Telephone: (858) 450-8400 Facsimile: (858) 450-8499	Kathleen B. Bloch
Anthony T. Kikuta
Richard S. Au
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone: (650) 493-9300
Facsimile: (650) 493-6811

Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effectiveness of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common Stock, $0.001 par value	4,600,000	$44.56	$204,976,000	$51,244

(1)	Includes 600,000 shares that the underwriters have the option to purchase from the selling stockholders to cover over-allotments, if any.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of our common stock on February 14, 2001.

   We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 15, 2001

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

4,000,000 Shares

Common Stock

    We are selling 2,000,000 shares of common stock and the selling stockholders are selling 2,000,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

    Our common stock is listed on The Nasdaq National Market under the symbol "EMBT." The last reported sale price on February 14, 2001, was $43.75 per share.

    The underwriters have an option to purchase from the selling stockholders a maximum of 600,000 additional shares to cover over-allotments of shares.

    Investing in the common stock involves risks. See "Risk Factors" on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Embarcadero	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

    Delivery of the shares of common stock will be made on or about         , 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

JP Morgan

Wit SoundView

The date of this prospectus is         , 2001.

Embarcadero Technologies

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Databases from Multiple Vendors

Our solution supports the design, development and administration of databases from multiple vendors.

Critical Business Applications

Scalable User Environment

Our solution can be implemented to support the databases and applications of a single department or an entire enterprise.

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

    Until           , 2001 (25 days after the commmencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering in our Consolidated Financial Statements and related notes appearing elsewhere in this prospectus.

Embarcadero Technologies, Inc.

    We provide software products that enable organizations to build and manage e-business applications and their underlying databases. Our suite of products enables customers to manage the database life cycle, which is the process of creating, deploying and enhancing e-business applications and their underlying databases in response to evolving business requirements.

    In today's highly competitive markets, a growing number of organizations use the Internet to conduct business electronically. This approach has led to the proliferation of new Internet-based, or e-business, software applications. Businesses are becoming increasingly reliant on these e-business applications to run critical parts of their operations and to collect important customer and market information. Organizations must ensure that these applications run with optimal performance. A poorly designed or poorly performing application can have a significant negative operational and financial impact on organizations.

    Software applications for e-business must be designed to provide reliable storage for, and flexible access to, critical business information. Databases, which are a proven technology for storing and accessing information, provide the essential infrastructure for e-business applications. Business-to-business applications are supported by databases from vendors such as Oracle, IBM, Microsoft and Sybase. These databases can provide storage and access to information on customers, prices, product specifications and transactions.

    The proliferation of software applications from Internet and e-business initiatives has increased the demands on databases as organizations face numerous business and technology challenges, including storing massive amounts of customer data, handling increasing numbers of users and utilizing information from disparate systems. To help address these challenges, organizations need an integrated solution that allows them to manage the database life cycle from design to development to administration.

    Our suite of products provides an integrated solution to manage the database life cycle and enables organizations to build and manage e-business applications. Our products, which can be purchased individually or together as our comprehensive Solution Pack, include:

  •
  ER/Studio, which addresses the database design phase, enables organizations to capture business requirements and translate them into database applications;

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  GDPro, which addresses the application design phase, enables organizations to develop e-business applications that are well integrated with the underlying database technology using advanced programming languages such as Java and C++;

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  Rapid SQL, which addresses the database development phase, enables organizations to streamline the process of developing complex database code; and

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  DBArtisan, which addresses the database administration phase, enables organizations to ensure the availability, performance, security and recoverability of databases.

    Our product suite is designed to enable organizations to:

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  Develop and Support e-Business Applications. Our products are designed to provide rapid development and continuous availability of critical applications as enterprises deploy and extend their information technology infrastructure for e-business initiatives.

  •
  Increase Utilization of Existing Database Technology. Most companies' infrastructure consists of an assortment of databases from various software vendors. We can bundle our products to offer an integrated database life cycle solution for a particular database, such as Oracle, or for a multi-vendor database environment, such as one utilizing Oracle, Microsoft SQL Server and IBM DB2 UDB databases simultaneously. We believe that we provide the only integrated solution for designing, developing and administering databases from these different vendors.

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  Leverage Constrained Information Technology Resources. We design our products to be easy to use so that experienced database professionals and application developers can do more in less time and less experienced professionals can become proficient sooner.

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  Facilitate Rapid Adoption. Customers can download our products from our website for evaluation or purchase, install them within minutes and typically become productive within one hour. As a result, we believe that our customers can realize a faster return on their investment than with traditional solutions, which often involve a lengthy and expensive deployment process.

    Our objective is to be the leading provider of software solutions that enable organizations to build and manage e-business applications and their underlying databases. The key elements of our strategy include exploiting the growing development of e-business applications, extending our product leadership, leveraging our installed customer base and expanding our direct sales and marketing efforts and international distribution.

    We sell our software through a direct telesales and field sales organization in North America, through our wholly-owned subsidiary, Embarcadero Europe Ltd., in Europe, the Middle East and Africa and through independent distributors in Japan, Australia and Latin America. In 2000, we issued over 22,500 new user licenses and received maintenance renewals for over 17,500 users. We have thousands of customers across a range of industries, including technology, telecommunications and financial services.

Recent Developments

    On April 20, 2000, we completed an initial public offering of 4.2 million shares of common stock. On April 27, 2000, the underwriters exercised their option to purchase an additional 600,000 shares to cover over-allotments. We received $43.0 million in net proceeds from the offering.

    In October 2000, we acquired the remaining 56% interest in our affiliate, Embarcadero Europe Ltd., for $3.2 million in cash. Pursuant to the transaction, Embarcadero Europe Ltd., which is based in Maidenhead, United Kingdom, became our wholly-owned subsidiary. Embarcadero Europe Ltd. serves as our sales and marketing office for Europe, the Middle East and Africa. The acquisition of Embarcadero Europe Ltd. extends our international distribution potential.

    In November 2000, we acquired Advanced Software Technologies, Inc., which is based in Littleton, Colorado, for $13.4 million in cash. Advanced Software Technologies is the developer of GDPro, software that enables the design, development, maintenance and enhancement of e-business applications that support Java and C++ programming languages. The acquisition enables us to provide a visual modeling solution to further support the development of efficient e-business applications.

    In November 2000, we acquired EngineeringPerformance, Inc., which is based in Toronto, Canada, for $7.9 million in cash and 50,000 shares of our common stock, valued at $1.9 million. EngineeringPerformance is a developer of database performance analysis and testing software. The acquisition provides us with the technology and engineering knowledge to accelerate the introduction of new products that complement our current suite of products.

The Offering

Common stock offered by us	2,000,000 shares
Common stock offered by the selling stockholders	2,000,000 shares
Common stock to be outstanding after this offering	28,970,817 shares
Use of proceeds	We plan to use the net proceeds we receive from this offering for general corporate purposes, including working capital, expanding our sales and marketing efforts, research and development and capital expenditures, and for possible acquisitions and investments.
Nasdaq National Market symbol	EMBT

    Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase an over-allotment of up to 600,000 additional shares from the selling stockholders.

    The number of shares of our common stock to be outstanding after this offering is based on 26,970,817 shares of our common stock outstanding as of December 31, 2000.

    The number of shares of our common stock to be outstanding after this offering excludes:

  •
  3,944,036 shares issuable upon exercise of options outstanding as of December 31, 2000, with a weighted average exercise price of $10.01 per share; and

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  2,289,040 shares available for future issuance under our stock plans as of December 31, 2000.

Summary Consolidated Financial Data

    You should read the following table in conjunction with our Consolidated Financial Statements and related notes. In the Other Financial Data table below, we present total operating expenses, income from operations and net income as adjusted to exclude stock-based compensation expense, in-process research and development charges, and amortization of goodwill and other intangibles. We believe that excluding significant, non-cash and non-recurring charges that we incurred in 2000, including acquired in-process research and development in the fourth quarter of 2000, is meaningful because we have not incurred any similar significant non-recurring charges historically. We believe that this additional presentation provides a meaningful basis upon which to evaluate our performance and ability to fund our operations, growth and other capital expenditures. In addition, this type of disclosure is typically used by financial analysts when comparing and evaluating companies in our industry. This presentation is not a measure of performance under generally accepted accounting principles and may not be comparable to measurement information reported by other companies. For a reconciliation of these items to generally accepted accounting principles, see "Selected Consolidated Financial Data."

	Year Ended December 31,
	1998	1999	2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
License	$6,510	$13,406	$28,558
Maintenance	2,609	5,446	12,372

Total revenues	9,119	18,852	40,930
Gross profit	8,547	17,745	38,783
Total operating expenses	6,534	15,465	43,712

Income (loss) from operations	2,013	2,280	(4,929)
Net income (loss)	$2,028	$2,186	$(7,829)
Basic net income (loss) per share	$0.12	$0.11	$(0.36)

Diluted net income (loss) per share	$0.10	$0.10	$(0.36)

Number of shares used in calculation of basic net income (loss) per share	16,810	20,070	24,973

Number of shares used in calculation of diluted net income (loss) per share	21,230	21,877	24,973

Other Financial Data (unaudited):
Total operating expenses, excluding non-cash and non-recurring charges	$6,435	$11,230	$25,830
Income from operations, excluding non-cash and non-recurring charges	2,112	6,541	13,102
Net income, excluding non-cash and non-recurring charges	2,127	6,447	9,081

	As of December 31, 2000
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,745	$117,045
Working capital	31,059	113,359
Total assets	69,977	152,277
Total stockholders' equity	56,261	138,561

    The As Adjusted column of the Consolidated Balance Sheet Data table above gives effect to the sale of 2,000,000 shares of common stock in this offering by us at an assumed offering price of $43.75 per share, and the application of the net proceeds therefrom.

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Consolidated Cash Flows Data:
Net cash provided by operating activities	$3,243	$7,156	$9,442
Net cash used in investing activities	(305)	(882)	(26,987)
Net cash provided by (used in) financing activities	(2,925)	(4,483)	50,486

RISK FACTORS

    You should carefully consider the risks and uncertainties described below before buying shares in this offering. These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also become important factors that may harm our business. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business

Our quarterly operating results may fluctuate in future periods, and, as a result, our stock price may fluctuate or decline.

    Our growth rates may not be sustainable and you should not use our past performance to predict future operating margins or results. We believe that quarter-to-quarter comparisons of our historical results of operations are not indicative of our future performance. Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including the factors discussed below under the captions:

  •
  "We expect to incur significant increases in our operating expenses in the foreseeable future, which may affect our profitability;"

  •
  "Acquisitions of companies or technologies may result in disruptions to our business;"

  •
  "If we are not able to enhance our products to adapt to rapid technological change, our products may not achieve market acceptance and we may suffer reduced gross margins and loss of market share;" and

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  "We may lose market share and be required to reduce prices as a result of competition from existing competitors, independent software vendors and manufacturers of compatible software."

Seasonal variations in orders for our products also contribute to fluctuations in our quarterly operating results. These fluctuations are likely to cause corresponding volatility in our stock price, particularly if our operating results vary from analysts' expectations.

If sales of DBArtisan fall, our revenues and income may decline.

    A large portion of our revenues currently comes from sales of our DBArtisan product. In 2000, 1999 and 1998, DBArtisan accounted for approximately 46.6%, 48.3% and 56.3%, respectively, of our domestic license revenues. We expect that sales of DBArtisan will continue to represent a substantial portion of our license revenues for the foreseeable future. In addition, most of our customers initiate a relationship with us by purchasing DBArtisan. If demand for DBArtisan declines due to competition, technological change or other factors, our revenues and income may decline significantly.

Large sales of our products and maintenance involve a lengthy sales cycle, which could cause delays in recognizing revenue or the failure to obtain revenue.

    In the past year, large sales of our products and maintenance to individual customers have increased. These large sales typically involve sales cycles from 6 months to 12 months, which is considerably longer than our historical sales cycle. This lengthy sales cycle is due to the need to educate and convince prospective customers of the value of our products and services and to gain approval from a variety of constituencies within a prospective customer, including key management personnel. The timing of our revenues has become more difficult to forecast because of this lengthy sales cycle for large sales. We may expend substantial funds and effort to negotiate these sales with prospective customers, but then be delayed in concluding, or be unable to conclude, sales of our products and maintenance. Any delay in, or failure to complete, sales in a particular period would reduce our revenues in that period, as well as subsequent periods over which revenues for the sale may be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large sales, it could negatively affect the timing of our revenues and our revenue growth and may cause our revenues and operating results to vary significantly from period to period. If we were to experience a delay on a large order, it could harm our ability to meet our forecasts for a given period.

If we cannot manage our growth effectively, our rate of growth and income may decline.

    We have recently experienced a period of significant expansion in our operations, both through internal growth as well as through acquisitions of companies in the United Kingdom, Colorado and Canada. This growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure and we may not be able to effectively manage our growth in the future. To support our expanding operations, we have increased the number of our full-time employees from 57 as of December 31, 1998, to 105 as of December 31, 1999, to 268 as of December 31, 2000. We expect to hire additional employees in all areas to manage our expanding operations. Our ability to manage growth requires that we continue to improve our operational, financial and management controls and procedures. If we are unable to manage this growth effectively, our rate of growth and our income may decline.

We expect to incur significant increases in our operating expenses in the foreseeable future, which may affect our profitability.

    We intend to substantially increase our operating expenses for the foreseeable future as we continue to increase our sales and marketing, research and development activities and customer support operations. In connection with these expanded operations, we will need to significantly increase our revenues. However, we will incur these increased expenses before we realize any increased revenues related to this spending. If these efforts do not significantly increase revenues, our profitability may decline.

The expansion of our international operations exposes us to risks.

    One aspect of our growth strategy is to expand our international operations. For example, in the fourth quarter of 2000, we acquired companies with operations in the United Kingdom and Canada. As a result, we could face a number of risks from our expanding international operations, including:

  •
  staffing and managing foreign operations;

  •
  increased financial accounting and reporting complexities;

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  potentially adverse tax consequences;

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  the loss of revenues and net income resulting from currency fluctuations;

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  compliance with a wide variety of complex foreign laws and treaties;

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  reduced protection for intellectual property rights in some countries;

  •
  licenses, tariffs and other trade barriers;

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  longer sales and payment cycles; and

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  costs and difficulties of customizing products for foreign countries.

    Further expansion of our international operations may require significant management attention and financial resources and may place burdens on our management, administrative, operational and financial infrastructure. Our possible investments in establishing facilities in other countries may not produce desired levels of revenue or profitability.

If we do not continue to add new customers, we will not be able to sustain or increase our revenues.

    Our license arrangements do not generally provide for substantial ongoing license or maintenance payments. Therefore, our future revenue growth depends on our continued success in attracting new customers or expanding our relationships with existing customers. Our ability to attract new customers and expand our relationships with existing customers will depend on a variety of factors, including the performance, quality, breadth and depth of our current and future products and maintenance. Our failure to add new customers or to expand our relationships with existing customers would reduce our future revenues.

Our proprietary rights may be inadequately protected and infringement claims or independent development of competing technologies could harm our competitive position.

    We rely on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. We also enter into confidentiality agreements with employees and consultants and attempt to restrict access to proprietary information on a need-to-know basis. Despite such precautions, unauthorized third parties may be able to copy aspects of our products or obtain and use information that we consider as proprietary.

    We license our software products primarily under shrink-wrap licenses included as part of product packaging. Shrink-wrap licenses are not negotiated with or signed by individual licensees and purport to take effect upon the opening of the product package or downloading of the product from the Internet. These measures afford only limited protection. Policing unauthorized use of our products is difficult and we are unable to determine the extent to which piracy of our software exists. In addition, the laws of some foreign countries do not protect our proprietary rights as well as United States laws.

    We may have to enter into litigation to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others with respect to our rights. Litigation is generally very expensive and can divert the attention of management from daily operations. Accordingly, any intellectual property litigation could disrupt our operations and harm our operating results.

    We are not aware of any case in which we are infringing the proprietary rights of others. However, third parties may bring infringement claims against us. Any such claim is likely to be time consuming and costly to defend, could cause product delays and could force us to enter into unfavorable royalty or license agreements with third parties. A successful infringement claim against us could require us to enter into a license or royalty agreement with the claimant or develop alternative technology. However, we may not be able to negotiate favorable license or royalty agreements, if any, in connection with such claims and we may fail to develop alternative technology on a timely basis. Accordingly, a successful product infringement claim against us could harm our business and operating results.

If our products do not perform as expected, we may lose customers, our costs will increase and revenues may be delayed or lost.

    Computer software such as ours often contains undetected errors and may contain design flaws. Errors may be found in current versions, new versions or enhancements of our products after we make commercial shipments. If our software contains undetected errors, performs unreliably, or if we otherwise fail to meet our customers' expectations, we may suffer:

  •
  loss of revenues, market share or customers;

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  negative publicity and harm to our reputation;

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  diversion of research and development and management resources;

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  increased maintenance and warranty costs;

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  legal actions by customers against us; and

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  increased insurance costs.

Acquisitions of companies or technologies may result in disruptions to our business.

    In the fourth quarter of 2000, we acquired Embarcadero Europe Ltd., based in Maidenhead, United Kingdom, Advanced Software Technologies, Inc., based in Littleton, Colorado and EngineeringPerformance, Inc., based in Toronto, Canada. To realize the benefits of these recent acquisitions, we must successfully integrate these operations into our existing operations. This integration has required and will continue to require significant time and resources to manage. If we are unable to successfully integrate with our existing operations these and any other businesses, products or technologies that we acquire, we may not receive the intended benefits of such acquisitions and the revenue and operating results of the combined company may decline. In addition, acquisitions may subject us to unanticipated liabilities or risks. We may continue to make additional strategic acquisitions of companies, products or technologies as necessary in order to implement our business strategy. Any acquisition may temporarily disrupt our operations and divert management's attention from day-to-day operations.

    While we financed our recent acquisitions primarily with working capital, we may incur debt or issue equity securities to finance future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer due to acquisition-related expenses or amortization costs for acquired goodwill and other intangible assets.

Risks Related to Our Industry

If we are not able to enhance our products to adapt to rapid technological change, our products may not achieve market acceptance and we may suffer reduced gross margins and loss of market share.

    The market for our products is characterized by rapid technological change, frequent product introductions and enhancements, uncertain product life cycles and changes in customer demands and industry standards. Our success depends on our ability to continue to:

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  enhance our current products;

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  introduce new products that keep pace with technological developments;

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  satisfy increasingly complicated customer requirements;

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  integrate our products with multiple database platforms; and

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  modify our products as database platforms change.

    However, due to the nature of computing environments and the performance demanded by customers for database management software, new products and product enhancements could require longer development and testing periods than we currently anticipate. Moreover, if we develop new products that do not achieve market acceptance, we may not be able to recoup development and marketing expenses, which could harm our operating results.

    The introduction of new technologies and the emergence of new industry standards may render our existing products obsolete and unmarketable. Delays in the general availability of new releases or problems in the installation or implementation of new releases could harm our business and operating results. We may not be successful in developing and marketing, on a timely and cost-effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements. Our failure to do so would render our products obsolete and would harm our ability to compete. In addition, our products and product enhancements may not achieve market acceptance.

If we are not able to attract and retain qualified personnel, our business will not be able to grow.

    Our success depends on the continued service of our executive officers and other key administrative, sales and marketing, research and development and support personnel, some of whom have recently joined us, including our vice president of marketing, chief technology officer and vice president of human resources. None of our executive officers or key employees is bound by an employment agreement for any specific term and we do not maintain any key person life insurance policies. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business could be seriously harmed. We intend to hire a significant number of additional sales, marketing, administrative and research and development personnel over the next several months. Our business will not be able to grow if we cannot attract, retain and motivate qualified personnel. Competition for qualified employees is intense and we may not be able to attract, assimilate or retain highly qualified personnel in the future. There has in the past been and there may in the future be a shortage of personnel that possess the technical background necessary to sell, support and develop our products effectively. Some of our current employees and those that we seek to hire may be subject to non-competition or non-solicitation covenants that could further limit our ability to attract or retain qualified personnel.

We may lose market share and be required to reduce prices as a result of competition from our existing competitors, independent software vendors and manufacturers of compatible software.

    The market for our products is highly competitive, dynamic and subject to rapidly changing technology. We compete primarily against other providers of application design and database management utilities, which include Computer Associates, Quest Software, BMC Software, Rational Software and other independent software vendors.

    Our products also compete with products offered by the manufacturers of the database software with which they are compatible, including Oracle, Microsoft and IBM. Some of these competing products are provided at no charge to their customers. We expect that companies such as Oracle, Microsoft and IBM will continue to develop and incorporate into their products applications which compete with our products and may take advantage of their substantial technical, financial, marketing and distribution resources in those efforts. We may not be able to compete effectively with those products or efforts, which could significantly harm our business and operating results. In addition, if the market for application design and database management products continues to grow, some of our competitors may increase their focus on offering software directly competitive with ours, whether by internal development, external development or acquisition. Our competitors may also attempt to keep us from integrating our software with theirs, making it more difficult for our customers to adopt our software. If such increased competition were to result in resistance to integration of our software with the software of these competitors, our business would be harmed. Further, if a single database platform were to gain a considerably larger share of the database market than other database platforms, we would lose our multi-platform competitive advantage and our sales would suffer.

    Many of our competitors have longer operating histories, substantially greater financial, technical, marketing and other resources, and greater name recognition than we do. They also may be able to respond more quickly than we can to changes in technology or customer requirements. Competition could seriously impede our ability to sell additional products on acceptable terms. Our competitors may:

  •
  develop and market new technologies that render our products obsolete, unmarketable or otherwise less competitive;

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  make strategic acquisitions or establish cooperative relationships among themselves or with other companies, thereby enhancing the functionality of their products or increasing their operating margins; or

  •
  establish or strengthen cooperative relationships with channel or strategic partners which limit our ability to sell or to co-market products through these channels.

    Competitive pressures could reduce our market share, reduce customer orders, reduce gross margins or require us to reduce our prices, any of which would harm our operating results.

We may be required to change our revenue recognition policies based on changing implementation guidelines and interpretations, which may cause our revenues and operating results to fluctuate unexpectedly.

    In recent years, software revenue recognition rules have been under heavy review and interpretation by various accounting authoritative and regulatory bodies, including the American Institute for Certified Public Accountants and the Financial Accounting Standards Board. These reviews and interpretations have resulted in significant changes in the practices and standards for recognizing revenues in software companies. The rapid pace of change in these standards could result in significantly different standards in the future. We may have to change our methods of revenue recognition to comply with new standards, and any such change could cause deferment of revenue recognized in current periods to subsequent periods or accelerated recognition of deferred revenue to current periods, either of which could cause shortfalls in meeting securities analysts' and investors' expectations in any period. Any such shortfalls could have an adverse impact on our stock price.

We rely on a continuous power supply to conduct our business, and California's current energy crisis could disrupt our operations and increase our expenses.

    California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, which occurs when power reserves for the State of California fall below 1.5%, California has on occasion implemented, and may in the future continue to implement, rolling blackouts throughout California. We currently do not have backup generators or alternate sources of power in the event of a blackout, and our current insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. This could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

    Furthermore, the regulatory changes affecting the energy industry instituted in 1996 by the California government has caused power prices to increase. Under the revised regulatory scheme, utilities were encouraged to sell their plants, which traditionally had produced most of California's power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices have increased dramatically over the past year. If wholesale prices continue to increase, our operating expenses will likely increase, as our principal facilities are located in California.

We are susceptible to business interruptions that could harm our business.

    Our operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunications failures, intentional acts of vandalism and similar events. In particular, our corporate headquarters are located in San Francisco, which is known for seismic activity. We have not established a formal disaster recovery plan, and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption would result in losses or damages incurred by us and would harm our business.

Risks Related to This Offering

Insiders have substantial control over us, which could limit others' ability to influence the outcome of key transactions.

    Our executive officers and directors, in the aggregate, will hold 29.6% of our outstanding common stock after this offering. These stockholders, if acting together, can influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

We expect the price of our common stock to remain volatile, making it difficult for our stockholders to predict the return on their investment.

    Since our initial public offering, the market price of our common stock has fluctuated significantly in response to a number of factors, some of which are beyond our control, including:

  •
  quarterly variations in our operating results;

  •
  changes in financial estimates by securities analysts;

  •
  changes in market valuation of software and Internet companies;

  •
  announcements that we or our competitors make related to significant contracts, acquisitions, capital committments, strategic partnerships or product introductions or enhancements;

  •
  additions or departures of key personnel;

  •
  future sales of common stock;

  •
  stock market price and volume fluctuations, which are particularly volatile among securities of software and Internet companies; and

  •
  sales of significant amounts of our common stock or other securities in the open market.

    General economic conditions, such as recession or interest rate or currency rate fluctuations in the United States or abroad, could negatively affect the market price of our common stock. Moreover, the market for technology and Internet-related companies has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, you may be unable to sell your common stock at or above the offering price.

A large number of shares of our common stock will be eligible for sale shortly after the offering, which could result in a decline in our stock price.

    The holders of 56.6% of our common stock outstanding after the offering will be subject to agreements that limit their ability to sell common stock. These holders cannot sell or otherwise dispose of any shares of common stock for a period of at least 90 days after the date of this prospectus without the prior written approval of Credit Suisse First Boston. In addition, these holders are subject to an additional lock-up agreement with us which allows them to sell only a portion of their shares each quarter until January 2003, as more fully described below under "Shares Eligible for Future Sale." Sales in the market of a substantial number of shares of our common stock after the expiration of these lock-up agreements could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. These holders also have piggyback registration rights with respect to their shares, which could result in the shares becoming freely tradable earlier than they otherwise would under those lock-up agreements and applicable securities laws. See "Description of Capital Stock—Registration Rights."

We have substantial discretion as to how to use the proceeds we receive from this offering, so we may spend the proceeds in ways that do not improve our operating results or increase the value of your investment.

    Our management has broad discretion as to how to spend the proceeds we receive from this offering and may spend the proceeds in ways with which our stockholders may not agree. We cannot predict that investments of the proceeds will yield a favorable, or any, return. See "Use of Proceeds."

New investors in our common stock will incur immediate and substantial dilution.

    The public offering price of the common stock is substantially higher than the pro forma net tangible book value per share of the outstanding common stock. Therefore, you will incur immediate and substantial dilution of $39.68 per share, based upon an assumed public offering price of $43.75 per share. In the event we issue additional shares of common stock in the future, you may experience further dilution. Furthermore, we have issued options to purchase common stock at prices significantly below the public offering price. To the extent those options are exercised, you will experience further dilution. For a further description of the dilution that you will experience immediately after the offering, see "Dilution."

Provisions of our charter and bylaws and Delaware law could deter takeover attempts that might be beneficial to our stockholders.

    Provisions of our amended and restated certificate of incorporation and bylaws as well as Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are subject to the provisions of Delaware law which restrict business combinations with interested stockholders, which may have the effect of inhibiting a non-negotiated merger or other business combinations. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. All forward-looking statements contained in this prospectus are subject to numerous risks and uncertainties. Actual events or results may differ materially. In evaluating these statements you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

    We expect to receive net proceeds of approximately $82.3 million from the sale of 2,000,000 shares of our common stock in this offering, based on an assumed offering price of $43.75 per share after deducting underwriting discounts and commissions and estimated expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

    We plan to use the net proceeds of this offering for working capital, general corporate purposes and other operating expenses including:

  •
  expanding our sales and marketing;

  •
  capital expenditures; and

  •
  research and development.

A portion of the net proceeds may be used to acquire or make investments in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisitions or investments.

    We believe that we need to retain flexibility with respect to the use of the net proceeds of this offering to respond to factors affecting our business. The amounts and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments, success of our marketing efforts and the rate of growth of our business. Because of these uncertainties, we cannot tell you with any reasonable certainty how we plan to allocate the net proceeds.

    Pending the uses described above, we will invest the net proceeds in short-term, interest bearing, investment-grade securities, certificates of deposit or direct or guaranteed U.S. government obligations, such as Treasury bills.

DIVIDEND POLICY

    In February 2000, we converted from an S corporation to a C corporation for income tax purposes, effective as of January 1, 2000. As an S corporation, we paid distributions to our S corporation stockholders in amounts generally consistent with their allocated share of taxable income. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results in operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "EMBT." Our common stock began trading on the Nasdaq on April 20, 2000, the date of our initial public offering. The following table sets forth the range of high and low sales prices for each period indicated.

	High	Low
Fiscal 2000
Second Quarter (from April 20, 2000)	$36.94	$10.38
Third Quarter	55.50	22.00
Fourth Quarter	66.50	19.88
Fiscal 2001
First Quarter (through February 14, 2001)	56.00	28.63

    We had approximately 53 stockholders of record as of December 31, 2000. However, we believe there is a significantly larger number of beneficial holders of our common stock. The last sale price of our common stock on the Nasdaq National Market on February 14, 2001 was $43.75.

CORPORATE INFORMATION

    We were incorporated in the State of California as Client Worx, Inc. on July 22, 1993 and changed our name to Embarcadero Technologies, Inc. on October 29, 1993. We reincorporated in Delaware on February 15, 2000. Our principal executive offices are located at 425 Market Street, Suite 425, San Francisco, California 94105 and our telephone number is (415) 834-3131. Our website address is "www.embarcadero.com." The information in our website is not incorporated by reference in this prospectus. "Embarcadero Technologies," "DBArtisan," "Rapid SQL," "ER/Studio" and "GDPro" are our registered trademarks. This prospectus also contains trademarks of other companies.

CAPITALIZATION

    The following table sets forth our cash position and total capitalization as of December 31, 2000. The As Adjusted column in the following table gives effect to the sale of 2,000,000 shares of common stock in this offering by us at an assumed offering price of $43.75 per share and the application of the net proceeds therefrom. This table should be read in conjunction with our Consolidated Financial Statements and related notes.

	As of December 31, 2000
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$34,745	$117,045

Stockholders' equity:
Preferred stock, $0.001 par value, no shares authorized or outstanding (actual and as adjusted)	$—	$—
Common stock, $0.001 par value, 60,000,000 shares authorized, 26,970,817 shares outstanding (actual), 28,970,817 shares outstanding (as adjusted)	27	29
Additional paid-in capital	70,949	153,247
Deferred stock-based compensation	(6,886)	(6,886)
Accumulated deficit	(7,829)	(7,829)

Total stockholders' equity	56,261	138,561

Total capitalization	$56,261	$138,561

    This table does not include:

  •
  3,944,036 shares issuable upon exercise of options outstanding as of December 31, 2000, with a weighted average exercise price of $10.01 per share; and

  •
  2,289,040 shares reserved for future issuance under our stock plans as of December 31, 2000.

DILUTION

    Investors participating in this offering will incur immediate, substantial dilution. Our net tangible book value as of December 31, 2000 was $35.7 million, or $1.33 per share. Net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the number of shares outstanding. Dilution in net book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per common stock share immediately after completion of this offering. After giving effect to the sale of the shares of common stock offered by us in this offering, at the assumed public offering price of $43.75 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 2000 would have been $118.0 million, or $4.07 per share. This represents an immediate increase in pro forma net tangible book value of $2.74 per share to existing stockholders and an immediate dilution of $39.68 per share to new investors in this offering.

    The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$43.75
Net tangible book value per share as of December 31, 2000	$1.33
Increase per share attributable to new investors in this offering	2.74
Pro forma net tangible book value per share upon completion of this offering		4.07

Dilution to new investors		$39.68

    The following table sets forth, as of December 31, 2000, the differences between the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid by existing stockholders and by the new investors purchasing shares of common stock in this offering from us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	26,970,817	93.1%	$52,830,000	37.6%	$1.96
New investors	2,000,000	6.9%	87,500,000	62.4	$43.75

Total	28,970,817	100.0%	$140,330,000	100.0%

    This information excludes:

  •
  3,944,036 shares issuable upon exercise of options outstanding as of December 31, 2000, with a weighted average exercise price of $10.01 per share; and

  •
  2,289,040 shares reserved for future issuance under our stock plans as of December 31, 2000.

    To the extent any of these options are exercised or any of these shares are issued, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following table in conjunction with our Consolidated Financial Statements and related notes. Data for the years ended December 31, 1998, 1999 and 2000 and as of December 31, 1999 and 2000 are derived from our audited financial statements and related notes included in this prospectus. These data have been prepared in accordance with generally accepted accounting principles. Data for the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997 and 1998 are derived from financial statements not included in this prospectus.

	Year Ended December 31,
	1996	1997	1998	1999	2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
License (including sales to affiliate of $1,473 and $1,962 in 1999 and 2000, respectively)	$2,650	$3,434	$6,510	$13,406	$28,558
Maintenance	338	1,152	2,609	5,446	12,372

Total revenues	2,988	4,586	9,119	18,852	40,930
Cost of revenues:
License, other	197	200	321	460	654
Amortization of acquired technology	—	—	—	—	115
Maintenance	116	132	251	647	1,378

Total cost of revenues	313	332	572	1,107	2,147

Gross profit	2,675	4,254	8,547	17,745	38,783
Operating expenses:
Research and development	1,152	1,892	2,795	4,815	10,257
Sales and marketing	1,007	1,531	2,734	5,665	16,205
General and administrative	237	580	1,005	4,985	9,255
Purchased in-process research and development	—	—	—	—	7,180
Amortization of goodwill and other intangible assets	—	—	—	—	815

Total operating expenses	2,396	4,003	6,534	15,465	43,712

Income (loss) from operations	279	251	2,013	2,280	(4,929)
Interest income	—	52	52	88	1,655
Other expenses	—	—	—	—	(468)

Income (loss) before income taxes	279	303	2,065	2,368	(3,742)
Provision for income taxes	(5)	(2)	(45)	(82)	(3,857)

Income (loss) before share in affiliated company profit (loss)	274	301	2,020	2,286	(7,599)
Share in profit (loss) of affiliated company	—	—	8	(100)	(230)

Net income (loss)	274	301	2,028	2,186	(7,829)
Deemed preferred stock dividend	—	—	—	—	(1,218)

Net income (loss) available to common stockholders	$274	$301	$2,028	$2,186	$(9,047)

Net income (loss) available to common stockholders per share:
Basic	$0.02	$0.02	$0.12	$0.11	$(0.36)

Diluted	$0.01	$0.01	$0.10	$0.10	$(0.36)

Shares used in per share calculation:
Basic	16,800	16,800	16,810	20,070	24,973

Diluted	20,727	21,078	21,230	21,877	24,973

Non-cash stock-based compensation included in the above expenses:
Cost of revenues	$—	$—	$—	$26	$34
Research and development	—	—	63	550	333
Sales and marketing	—	—	27	277	3,509
General and administrative	—	—	9	3,408	6,045

	$—	$—	$99	$4,261	$9,921

    In the Other Financial Data table below, we present total operating expenses, income from operations and net income as adjusted to exclude non-cash stock-based compensation expense, in-process research and development charges, and amortization of goodwill and other intangibles. We believe that excluding significant, non-cash and non-recurring charges that we incurred in 2000, including acquired in-process research and development in the fourth quarter of 2000, is meaningful because we have historically not incurred any similar significant non-recurring charges. We believe that this additional presentation provides a meaningful basis upon which to evaluate our performance and ability to fund our operations, growth and other capital expenditures. In addition, this type of disclosure is typically used by financial analysts when comparing and evaluating companies in our industry. This presentation is not a measure of performance under generally accepted accounting principles and may not be comparable to measurement information reported by other companies.

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Other Financial Data (unaudited):
Total operating expenses, excluding non-cash and non-recurring charges	$6,435	$11,230	$25,830
Income from operations, excluding non-cash and non-recurring charges	2,112	6,541	13,102
Net income, excluding non-cash and non-recurring charges	2,127	6,447	9,081
	As of December 31,
	1996	1997	1998	1999	2000
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$215	$—	$13	$1,804	$34,745
Working capital	699	1,192	(578)	(256)	31,059
Total assets	921	1,590	2,706	6,648	69,977
Notes payable to stockholders	—	—	—	1,000	—
Total stockholders' equity (deficit)	479	351	(216)	748	56,261
	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Consolidated Cash Flows Data:
Net cash provided by operating activities	$3,243	$7,156	$9,442
Net cash used in investing activities	(305)	(882)	(26,987)
Net cash provided by (used in) financing activities	(2,925)	(4,483)	50,486

    The following table reconciles the additional presentation excluding non-cash and non-recurring charges to our operating results as reported in accordance with generally accepted accounting principles.

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Total operating expenses, excluding non-cash and non-recurring charges	$6,435	$11,230	$25,830
Non-cash stock-based compensation	99	4,235	9,887
Amortization of goodwill and other intangibles	—	—	815
Purchased in-process research and development	—	—	7,180

Total operating expenses (GAAP)	$6,534	$15,465	$43,712

Income (loss) from operations, excluding non-cash and non-recurring charges	$2,112	$6,541	$13,102
Non-cash stock-based compensation	(99)	(4,261)	(9,921)
Amortization of goodwill and other intangibles	—	—	(930)
Purchased in-process research and development	—	—	(7,180)

Income (loss) from operations (GAAP)	$2,013	$2,280	$(4,929)

Net income (loss), excluding non-cash and non-recurring charges	$2,127	$6,447	$9,081
Non-cash stock-based compensation	(99)	(4,261)	(9,921)
Amortization of goodwill and other intangibles	—	—	(930)
Purchased in-process research and development	—	—	(7,180)
Adjusted measurement income tax effect	—	—	1,121

Net income (loss) (GAAP)	$2,028	$2,186	$(7,829)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. All these statements are based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain risk factors including, but not limited to, those discussed under the heading "Risk Factors."

Overview

    We provide software products that enable organizations to build and manage e-business applications and their underlying databases. Our suite of products allows customers to manage the database life cycle, which is the process of creating, deploying and enhancing databases in response to evolving business and software application requirements. By simplifying the management of the database life cycle, our products allow organizations to rapidly develop and ensure the availability of critical e-business applications.

    We were incorporated in California as Client Worx, Inc. in July 1993 and changed our name to Embarcadero Technologies, Inc. in October 1993. We reincorporated in Delaware in February 2000. At our inception, we focused on developing and marketing software for use with Sybase and Microsoft SQL Server databases. In December 1993, we introduced Rapid SQL for Sybase and Microsoft SQL Server database development. In July 1994, we introduced DBArtisan for the administration of Sybase and Microsoft SQL Server databases. In March 1996, we released ER/Studio, our database design solution, which was our first product to offer support for IBM DB2 Universal Database, Informix and Oracle, as well as Sybase and Microsoft SQL Server.

    The success of ER/Studio's multi-vendor support led us to add support for other major databases to our other products. We added Oracle support to DBArtisan in April 1997 and to Rapid SQL in January 1998. We added support for IBM DB2 Universal Database to both products in mid-1998. In 1998, we also began to enhance our products with add-ons and companion products. In October 1998, we offered our first standalone companion product, ER/Studio Viewer, which complemented the ER/Studio product. In April 1999, we introduced DBArtisan Schema Manager as a standalone companion product and changed the product name to DBArtisan Change Manager in January 2000. We introduced PL/SQL Debugger and SQL Profiler add-ons to extend the functionality of Rapid SQL and DBArtisan in January 2000.

    During the fourth quarter of 2000, we completed three acquisitions: Embarcadero Europe Ltd., Advanced Software Technologies, Inc. and EngineeringPerformance, Inc. Embarcadero Europe Ltd. serves as our sales and marketing office for Europe, the Middle East and Africa. In connection with our acquisition of Advanced Software Technologies, Inc., we introduced GDPro, an application design product.

Sources of Revenue and Revenue Recognition Policy

    We derive essentially all of our revenues from the sale of software licenses and related annual maintenance fees. License revenues are derived from our direct product sales to customers and sales through our distributors. Pricing of our software licenses is based on the number of users of our products and the number of database platforms supported. Maintenance revenues are derived from sales of annual maintenance contracts related to sales of our products, which include technical support and product upgrades. Annual maintenance contracts may be purchased separately by customers at their discretion.

    We generally recognize software license revenues upon shipment, provided that a signed contract exists, the fee is fixed and determinable and collection of the resulting receivable is probable. Revenues from software licenses sold through distributors are recognized under the same criteria because our distributors only purchase products to fulfill specific customer orders and do not hold any inventory of our products. We recognize maintenance revenues ratably over the period of the maintenance contract, which is typically one year. Payments for maintenance fees are generally made in advance and are non-refundable.

    We market our software and related maintenance services directly through our telesales and field sales organizations in the United States, Canada and the United Kingdom, and indirectly through our distribution partners worldwide. We intend to expand our international sales activities in an effort to increase revenues from foreign sales. To date, our primary international distributor has been our wholly-owned subsidiary, Embarcadero Europe Ltd.

Results of Operations

    The following table sets forth the percentage of total revenues represented by certain items in our consolidated statements of operations for the periods indicated:

	Year Ended December 31,
	1998	1999	2000
Revenues:
License	71.4%	71.1%	69.8%
Maintenance	28.6	28.9	30.2

Total revenues	100.0	100.0	100.0
Cost of revenues:
License, other	3.5	2.4	1.6
Amortization of acquired technology	—	—	0.3
Maintenance	2.8	3.4	3.4

Total cost of revenues	6.3	5.9	5.3

Gross profit	93.7	94.1	94.7
Operating expenses:
Research and development	30.7	25.5	25.0
Sales and marketing	30.0	30.1	39.6
General and administrative	11.0	26.4	22.6
Purchased in-process research and development	—	—	17.5
Amortization of goodwill and other intangible assets	—	—	2.0

Total operating expenses	71.7	82.0	106.7

Income (loss) from operations	22.1	12.1	(12.0)
Interest income	0.6	0.5	4.0
Other expenses	—	—	(1.1)

Income (loss) before income taxes	22.7	12.6	(9.1)
Provision for income taxes	(0.5)	(0.4)	(9.4)

Income (loss) before share in affiliated company loss	22.2	12.2	(18.5)
Share in profit (loss) of affiliated company	0.1	(0.6)	(0.6)

Net income (loss)	22.2	11.6	(19.1)
Deemed preferred stock dividend	—	—	(3.0)

Net income (loss) available to common stockholders	22.2%	11.6%	(22.1)%

Years Ended December 31, 1998, 1999 and 2000

Revenues

    Total Revenues.  Total revenues were $9.1 million, $18.9 million and $40.9 million for 1998, 1999 and 2000, respectively, representing an increase of 106.7% from 1998 to 1999 and 117.1% from 1999 to 2000.

    License.  License revenues were $6.5 million, $13.4 million and $28.6 million for 1998, 1999 and 2000, respectively, representing an increase of 105.9% from 1998 to 1999 and 113.0% from 1999 to 2000. The increase from 1998 to 1999 was due to greater market acceptance of our products. This increase was enhanced by the introduction of new versions of our ER/Studio and Rapid SQL products in 1998 and new versions of our ER/Studio and DBArtisan products in 1999. The increase from 1999 to 2000 was due to greater market acceptance of our products, greater breadth of product offerings and an increase in sales staff and sales staff productivity.

    Maintenance.  Maintenance revenues were $2.6 million, $5.4 million and $12.4 million for 1998, 1999 and 2000, respectively, representing an increase of 108.7% from 1998 to 1999 and 127.2% from 1999 to 2000. The increase in each year was due to the then current increase in the number of licenses sold and a corresponding increase in customer base and maintenance renewals.

Cost of Revenues

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Cost of Revenues:
License:
License, other	$321	$460	$654
Amortization of acquired technology	—	—	115

Total license	321	460	769

Maintenance:
Maintenance, other	251	621	1,344
Non-cash stock-based compensation	—	26	34

Total maintenance	251	647	1,378

Total cost of revenues	$572	$1,107	$2,147

    License.  Cost of license revenues consists primarily of product media and packaging, shipping fees, royalties, duplication expenses and amortization of acquired technology. Cost of license revenues was $321,000, $460,000 and $769,000 for 1998, 1999 and 2000, respectively, representing an increase of 43.3% from 1998 to 1999 and 67.2% from 1999 to 2000. The increase in absolute dollars from 1998 to 1999 was due to an increase in the number of licenses sold. The increase in absolute dollars from 1999 to 2000 was due to an increase in the number of licenses sold and amortization of acquired technology. Cost of license revenues represented 4.9%, 3.4% and 2.7% of license revenues in 1998, 1999 and 2000, respectively. This decrease from 1998 to 1999 to 2000 was due to economies of scale for media and packaging purchasing and duplication services. Cost of license revenues as a percentage of license revenues may vary in the future depending on the mix of internally-developed versus externally-licensed products and product components.

    Maintenance.  Cost of maintenance revenues consists primarily of salaries, non-cash stock-based compensation and related costs for customer support personnel. Cost of maintenance revenues was $251,000, $647,000 and $1.4 million for 1998, 1999 and 2000, respectively, representing an increase of 157.8% from 1998 to 1999 and 113.0% from 1999 to 2000. Cost of maintenance revenues represented 9.6%, 11.9% and 11.1% of maintenance revenues in 1998, 1999 and 2000, respectively. Excluding non-cash stock-based compensation, cost of maintenance revenues represented 9.6%, 11.4%, 10.9% of maintenance revenues in 1998, 1999 and 2000, respectively. The increase in absolute dollars from 1998 to 1999 to 2000 was due primarily to an increase in the number of customer support personnel hired to service our expanding customer base. We expect cost of maintenance revenues to increase in absolute dollars in future periods as we hire more support personnel.

Operating Expenses

  Research and Development

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Research and Development:
Research and development, other	$2,732	$4,265	$9,924
Non-cash stock-based compensation	63	550	333

Total research and development	$2,795	$4,815	$10,257

    Research and development expenses consist primarily of personnel and related expenses, including payroll, non-cash stock-based compensation, employee benefits, and equipment and software required to develop, test and enhance products. Research and development expenses were $2.8 million, $4.8 million and $10.3 million for 1998, 1999 and 2000, respectively, representing an increase of 72.3% from 1998 to 1999 and 113.0% from 1999 to 2000. The increase in absolute dollars from 1998 to 1999 to 2000 was due primarily to increases in the number of development personnel in our research and development organization and the associated increase in overhead allocation. As a percentage of total revenues, research and development expenses were 30.7%, 25.5% and 25.0% in 1998, 1999 and 2000, respectively. Excluding non-cash stock-based compensation, as a percentage of total revenues, research and development expenses were 30.0%, 22.6%, and 24.2% in 1998, 1999 and 2000, respectively. We expect research and development expenses to increase in absolute dollars in future periods as additional development personnel are hired and as we expand our product development activities.

  Sales and Marketing

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Sales and Marketing:
Sales and marketing, other	$2,707	$5,388	$12,696
Non-cash stock-based compensation	27	277	3,509

Total sales and marketing	$2,734	$5,665	$16,205

    Sales and marketing expenses consist primarily of non-cash stock-based compensation, salaries, commissions earned by sales personnel, recruiting costs, trade shows, travel and other marketing communication costs, such as advertising and promotion. Sales and marketing expenses were $2.7 million, $5.7 million and $16.2 million for 1998, 1999 and 2000, respectively, representing an increase of 107.2% from 1998 to 1999 and 186.1% from 1999 to 2000. The increase in absolute dollars from 1998 to 1999 was primarily due to increases in headcount and related expenses. The increase in absolute dollars from 1999 to 2000 was due to increases in headcount and related expenses as well as an increase in non-cash stock-based compensation. As a percentage of total revenues, sales and marketing expenses were 30.0%, 30.1% and 39.6% in 1998, 1999 and 2000, respectively. Excluding non-cash stock-based compensation, as a percentage of total revenues, sales and marketing expenses were 29.7%, 28.6% and 31.0% in 1998, 1999 and 2000, respectively. We plan to invest substantial resources to expand our selling efforts and to execute marketing programs that build the awareness and brand equity of our products. As a result, we expect sales and marketing expenses to increase in absolute dollars in future periods.

  General and Administrative

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
General and Administrative:
General and administrative, other	$996	$1,577	$3,210
Non-cash stock-based compensation	9	3,408	6,045

Total general and administrative	$1,005	$4,985	$9,255

    General and administrative expenses consist primarily of non-cash stock-based compensation, salaries and related expense and costs related to our infrastructure expansion. General and administrative expenses were $1.0 million, $5.0 million and $9.3 million for 1998, 1999 and 2000, respectively, representing an increase of 396.0% from 1998 to 1999 and 85.7% from 1999 to 2000. The increase in absolute dollars from 1998 to 1999 to 2000 was due to an increase in headcount and related expenses as well as an increase in non-cash stock-based compensation. As a percentage of total revenues, general and administrative expenses were 11.0%, 26.4% and 22.6% in 1998, 1999 and 2000, respectively. Excluding non-cash stock based compensation, general and administrative expenses as a percentage of total revenues were 10.9%, 8.4% and 7.8% in 1998, 1999 and 2000, respectively. The increase from 1998 to 1999 and 2000 was primarily due to an increase in non-cash stock-based compensation. We expect general and administrative expenses to increase in absolute dollars as we expand our administrative staff and facilities to support larger operations.

    Amortization of Goodwill and Other Intangible Assets.  In connection with the acquisitions of Advanced Software Technologies, Inc., EngineeringPerformance, Inc., and the remaining 56% of Embarcadero Europe Ltd., we recorded $21.4 million of goodwill and intangibles in 2000. The total amortization of these costs was $930,000 in 2000. These assets will be amortized over their useful lives, ranging from 2 to 4 years. We had no such costs or related amortization expense in previous years.

    Purchased In-Process Research and Development.  On November 7, 2000, we acquired Advanced Software Technologies, Inc. In connection with this acquisition, we expensed $1.2 million of purchased in-process research and development. The in-process technology related to two identifiable projects: a major version release of Advanced Software Technologies' GDPro product, and a new software product that will feature design and documentation features. The purchased in-process research and development for each project was $750,000 and $450,000, respectively. The projects were approximately 25% and approximately 30% complete at the time of the acquisitions, with significant remaining development efforts necessary to complete the projects. These efforts included:

  •
  enhancing and broadening support of large-team, multi-user functions;
  •
  broadening use to integrated development environments; and
  •
  integrating with our existing technology.

The estimated cost to complete the two projects at the time of the acquisition was less than $2.0 million and was based on the projected number of man-hours necessary to complete the projects. At the time of the acquisition, the projects were expected to be completed in three to twelve months.

    On November 10, 2000, we acquired EngineeringPerformance, Inc. In connection with this acquisition, we expensed $6.0 million of purchased in-process research and development. The in-process technology related to a software product that will be used to test and analyze the performance of e-business applications. The purchased in-process research and development was $6.0 million. The project was approximately 35% complete at the time of the acquisition, with significant remaining development efforts necessary to complete the project. These efforts included extending support to cover all industry standard protocols and maximizing capability and compatibility across multiple platforms. The estimated cost to complete the project at the time of the acquisition was less than $2.0 million and was based on the projected number of man-hours necessary to complete the project. At the time of the acquisition, the project was expected to be completed in three to nine months.

    If the projects are not successfully completed, or are not completed in a timely manner, we may not achieve our product pricing and growth rates and we may not realize the financial benefits expected from the projects.

    The values assigned to the in-process research and development acquired in the above acquisitions were based on established valuation techniques. At the time of the acquisitions, the in-process research and development was expensed as a non-recurring charge, as the in-process technology had not yet reached technological feasibility. The fair value allocation to in-process research and development was determined by:

  •
  identifying the research projects for each acquisition for which technological feasibility had not been achieved and which had no alternative future use at the acquisition date;
  •
  estimating the additional costs to be incurred to develop the in-process research and development into commercially viable products;
  •
  assessing the stage and expected date of completion of the research and development effort at the acquisition date; and
  •
  estimating the resulting net cash flows, and then estimating the net present value of the cash flows back to their present value.

    The discount rate includes a risk-adjusted rate to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The discount rate applied to the project cash flows was 24% for the in-process technology of Advanced Software Technologies, Inc. and 35% for EngineeringPerformance, Inc. The valuation for Advanced Software Technologies, Inc. includes cash-inflows from in-process technology through 2004 with revenue expected to commence in 2000 and 2002 from the respective projects. The valuation for EngineeringPerformance, Inc. includes cash-inflows from in-process technology through 2005 with revenue expected to commence in 2001. We believe that the estimated in-process technology amounts represent fair value and do not exceed the amount a third-party would pay for the projects.

    We had no charges for purchased in-process research and development in prior years. Purchased in-process research and development costs in future years will depend entirely upon acquisition activities and cannot be estimated in advance of an acquisition.

    Provision for Income Taxes.  Provision for income taxes was $45,000 in 1998, $82,000 in 1999 and $3.9 million in 2000. The increase from 1998 and 1999 to 2000 is due to an increase in our effective tax rate resulting from our conversion to a C corporation from an S corporation for income tax purposes effective January 1, 2000, an increase in non-deductible expenses for tax purposes partially offset by an increase in tax free interest income and tax benefit arising from disqualifying dispositions. We are now subject to corporate federal and state income taxes.

    Share in Loss of Affiliated Company.  In September 1998, we acquired a 44% interest in Embarcadero Europe Ltd., which became our affiliated distributor for Europe, the Middle East and Africa. Our share in the loss of Embarcadero Europe Ltd. was $230,000 for 2000. With our acquisition of the remaining 56% of Embarcadero Europe Ltd. in October 2000, its operations are now consolidated into our Consolidated Financial Statements.

Quarterly Results of Operations

    The following table sets forth the unaudited consolidated statements of operations data for the eight quarters ended December 31, 2000, as well as such data expressed as a percentage of total revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited Consolidated Financial Statements included in this prospectus, and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the Consolidated Financial Statements and the related notes included in this prospectus. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results for any period from the results of operations for any particular quarter.

	Quarter Ended
	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
License	$1,406	$3,163	$4,103	$4,734	$5,586	$6,336	$7,640	$8,996
Maintenance	1,032	1,219	1,583	1,612	2,297	2,744	3,211	4,120

Total revenues	2,438	4,382	5,686	6,346	7,883	9,080	10,851	13,116
Cost of revenues:
License, other	89	102	162	107	109	186	150	209
Amortization of acquired technology	—	—	—	—	—	—	—	115
Maintenance	110	131	199	207	326	297	319	436

Total cost of revenues	199	233	361	314	435	483	469	760

Gross profit	2,239	4,149	5,325	6,032	7,448	8,597	10,382	12,355
Operating expenses:
Research and development	684	1,001	1,202	1,928	1,830	2,222	2,867	3,338
Sales and marketing	1,044	1,214	1,451	1,956	3,445	3,770	3,822	5,168
General and administrative	239	667	1,467	2,612	3,662	1,730	2,085	1,778
Purchased in-process research and development	—	—	—	—	—	—	—	7,180
Amortization of goodwill and other intangible assets	—	—	—	—	—	—	—	815

Total operating expenses	1,967	2,882	4,120	6,496	8,937	7,722	8,774	18,279

Income (loss) from operations	272	1,267	1,205	(464)	(1,489)	875	1,608	(5,923)
Interest income	16	16	20	36	32	498	651	474
Other expenses	—	—	—	—	—	—	—	(468)

Income (loss) before income taxes	288	1,283	1,225	(428)	(1,457)	1,373	2,259	(5,917)
(Provision) benefit for income taxes	(24)	(24)	(31)	(3)	(1,177)	(1,278)	(1,517)	115

Income (loss) before share in affiliated company profit (loss)	264	1,259	1,194	(431)	(2,634)	95	742	(5,802)
Share in profit (loss) of affiliated company	(21)	(23)	(23)	(33)	(50)	(115)	(65)	—

Net income (loss)	243	1,236	1,171	(464)	(2,684)	(20)	677	(5,802)
Preferred stock dividend	—	—	—	—	(1,218)	—	—	—

Net income (loss) available to common stockholders	$243	$1,236	$1,171	$(464)	$(3,902)	$(20)	$677	$(5,802)

Amortization of non-cash stock-based compensation included in the above expenses:
Cost of maintenance	$2	$2	$2	$20	$13	$10	$6	$5
Research and development	17	65	256	212	108	94	77	54
Sales and marketing	9	7	6	255	1 191	914	716	688
General and administrative	1	390	1,081	1,936	2,806	1,013	1,219	1,007

	$29	$464	$1,345	$2,423	$4,118	$2,031	$2,018	$1,754

	Quarter Ended
	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
As a Percentage of Total Revenues:
Revenues:
License	57.7%	72.2%	72.2%	74.6%	70.9%	69.8%	70.4%	68.6%
Maintenance	42.3	27.8	27.8	25.4	29.1	30.2	29.6	31.4

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
License, other	3.7	2.3	2.8	1.7	1.4	2.0	1.4	1.6
Amortization of acquired technology	—	—	—	—	—	—	—	0.9
Maintenance	4.5	3.0	3.5	3.2	4.1	3.3	2.9	3.3

Total cost of revenues	8.2	5.3	6.3	4.9	5.5	5.3	4.3	5.8

Gross profit	91.8	94.7	93.7	95.1	94.5	94.7	95.7	94.2
Operating expenses:
Research and development	28.1	22.8	21.2	30.4	23.2	24.5	26.4	25.4
Sales and marketing	42.8	27.7	25.5	30.8	43.7	41.5	35.2	39.4
General and administrative	9.8	15.2	25.8	41.2	46.5	19.0	19.2	13.6
Purchased in—process research and development	—	—	—	—	—	—	—	54.7
Amortization of goodwill and other intangible assets	—	—	—	—	—	—	—	6.2

Total operating expenses	80.7	65.7	72.5	102.4	113.4	85.0	80.8	139.3

Income (loss) from operations	11.1	29.0	21.2	(7.3)	(18.9)	9.7	14.9	(45.1)
Interest income	0.7	0.4	0.3	0.6	0.4	5.5	6.0	3.6
Other expenses	—	—	—	—	—	—	—	(3.6)

Income (loss) before income taxes	11.8	29.4	21.5	(6.7)	(18.5)	15.2	20.9	(45.1)
Provision (benefit) for income taxes	(1.0)	(0.5)	(0.5)	(0.1)	(14.9)	(14.1)	(14.0)	0.9

Income (loss) before affiliated company profit (loss)	10.8	28.9	21.0	(6.8)	(33.4)	1.1	6.9	(44.2)
Share in profit (loss) of affiliated company	(0.9)	(0.5)	(0.4)	(0.5)	(0.6)	(1.3)	(0.6)	—

Net income (loss)	9.9	28.4	20.6	(7.3)	(34.0)	(0.2)	6.3	(44.2)
Preferred stock dividend	—	—	—	—	(15.5)	—	—	—

Net income (loss) available to common stockholders	9.9%	28.4%	20.6%	(7.3)%	(49.5)%	(0.2)%	6.3%	(44.2)%

Liquidity and Capital Resources

    We have funded our business to date from cash generated by our operations and financings. In April 2000, we completed our initial public offering of common stock, resulting in net proceeds to us of $43.0 million. As of December 31, 2000, we had cash and cash equivalents of $34.7 million.

    Cash provided by operating activities was $3.2 million, $7.2 million and $9.4 million for 1998, 1999 and 2000, respectively.

    Cash used in investing activities was $305,000, $882,000 and $27.0 million for 1998, 1999 and 2000, respectively. In all three years, cash used in investing activities was related to purchases of computer equipment and software, leasehold improvements and fixtures. Additionally, in 2000, $24.3 million of the cash used in investing activities was used to acquire other entities as described below.

    During the fourth quarter of 2000, we completed three acquisitions, all accounted for under the purchase method of accounting. Under this method of accounting, the purchase price is allocated to the value of the assets acquired and liabilities assumed based on their estimated fair values.

    In October 2000, we acquired the remaining 56% interest in our affiliate, Embarcadero Europe Ltd., for $3.2 million in cash. Pursuant to the transaction, Embarcadero Europe Ltd., which is based in Maidenhead, United Kingdom, became our wholly-owned subsidiary. Embarcadero Europe Ltd. serves as our sales and marketing office for Europe, the Middle East and Africa. The acquisition of Embarcadero Europe Ltd. extends our international distribution potential.

    In November 2000, we acquired Advanced Software Technologies, Inc., based in Littleton, Colorado, for $13.4 million in cash. Advanced Software Technologies, Inc. is the developer of GDPro, software that enables the design, development, maintenance and enhancement of e-business applications that support Java and C++ programming languages. The acquisition enables us to provide a visual modeling solution to further support the development of efficient e-business applications.

    In November 2000, we acquired EngineeringPerformance, Inc., based in Toronto, Canada, for approximately $7.9 million in cash and 50,000 shares of our common stock valued at approximately $1.9 million. EngineeringPerformance is a developer of database performance analysis and testing software. This acquisition provides us with the technology and engineering knowledge to accelerate the introduction of new products that complement our current suite of products.

    Net cash provided by financing activities was $50.5 million in 2000. In the year ended December 31, 2000, cash flow from financing activities came predominately from our initial public offering of common stock resulting in net proceeds to us of $43.0 million, and to a lesser extent from the tax benefit from disqualifying dispositions of stock options, the proceeds from the sale of our Series A preferred stock and the exercise of stock options under our stock option plan. Net cash used in financing activities in the years ended December 31, 1998 and 1999 was primarily from the distribution of cash to our stockholders.

    We have a $2.0 million revolving credit facility with a bank that bears interest at the prime rate and expires on May 31, 2001. As of December 31, 2000, we had not utilized this credit facility. Our credit facility requires us to maintain various quarterly financial covenants including covenants related to our tangible net worth, working capital and total liabilities. We are in compliance with all of the financial covenants under the facility.

    We believe that our existing cash balances and cash equivalents and cash from operations will be sufficient to finance our operations through at least the next 18 months. If additional financing is needed, there can be no assurance that such financing will be available to us on commercially reasonable terms, or at all.

Impact of Recently Issued Accounting Standards

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities and will be adopted by us in 2001. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. We do not expect the adoption of SFAS 133 to have a material impact on its financial position and results of operations.

    In December, 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, which summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 became effective in the fourth quarter of 2000. The adoption of SAB 101 did not have a material effect on our financial position, results of operations or cash flow.

    In March 2000, the FASB issued FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation and interpretation of APB Opinion No. 25." This interpretation has provisions that are effective on staggered dates, some of which began after December 15, 1998 and others that became effective after June 30, 2000. The adoption of this interpretation did not have a material effect on our financial position, results of operations or cash flow.

Foreign Exchange Risk

    Currently, the majority of our sales and expenses are denominated in U.S. dollars and, as a result, we have not experienced significant currency related gains or losses to date.

    As sales by our wholly-owned subsidiary, Embarcadero Europe Ltd., increase, we will be exposed to greater volatility in fluctuations of the pound sterling, the euro and potentially other currencies as well. We used one hedging contract in the fourth quarter of 2000 to hedge our foreign-currency fluctuation risks. We do not use derivative financial instruments for speculative trading purposes.

BUSINESS

Overview

    We provide software products that enable organizations to build and manage e-business applications and their underlying databases. Our suite of products allows customers to manage the database life cycle, which is the process of creating, deploying and enhancing e-business applications and their underlying databases in response to evolving business requirements. By simplifying the management of the database life cycle, our products allow organizations to rapidly develop and ensure the availability of critical e-business applications.

    During 2000, we issued more than 22,500 new user licenses and received more than 17,500 maintenance renewals in North America. We have thousands of customers across a range of industries, including technology, telecommunications and financial services. During the fourth quarter of 2000, we completed three acquisitions: Embarcadero Europe Ltd., Advanced Software Technologies, Inc. and EngineeringPerformance, Inc. Embarcadero Europe Ltd. serves as our sales and marketing office for Europe, the Middle East and Africa. In connection with the acquisition of Advanced Software Technologies, Inc., we introduced GDPro, an application design product.

Industry Background

    In today's highly competitive markets, a growing number of organizations are using the Internet to conduct business electronically. This e-business model has led to the proliferation of new Internet-based, or e-business, software applications. Businesses are becoming increasingly reliant on these e-business applications to run critical parts of their operations and to collect important customer and market information. These applications will continue to gain in strategic importance as organizations seek to access and store an increasing volume of information while providing access to that information to a greater number of users.

    While the Internet has fundamentally changed how organizations gather, manage and distribute information, it has also presented a new set of business and technology challenges. Given limited IT resources and intense time-to-market pressures, organizations must ensure that the right software applications are designed and built on time and within budget. Organizations must ensure that these applications are up-and-running with optimal performance. Downtime, whether scheduled or unplanned, must be kept to an absolute minimum. The Internet allows customers to quickly evaluate and switch to competing products or services, thereby increasing the need for successful application performance. A poorly designed or poorly performing application can have a significant operational and financial impact, such as poor customer service, a reduction in brand equity or significant lost revenue.

    Software applications for e-business must be designed to provide reliable storage and flexible access to critical business information. Databases, which are a proven technology for storing and accessing information, provide the essential infrastructure of e-business applications. Dramatic improvements in the cost and performance of computer hardware and networking technologies are accelerating the proliferation of database applications supporting e-business strategies. The proliferation of software applications from Internet and e-business initiatives has increased the demands on databases as organizations face numerous business and technology challenges, including storing massive amounts of customer data, handling increasing numbers of users and utilizing information from disparate systems.

    Historically, organizations have relied on a combination of highly trained professionals and an assortment of software tools to create and manage their software applications and the underlying databases. As e-business applications have proliferated, so have the demands placed on IT professionals who must ensure the availability and performance of the underlying databases. Many organizations struggle to keep pace with the simultaneous pressures to build more applications, support more users and manage more data within increasingly complex computing environments. At the same time, these organizations are finding it increasingly difficult to staff database management and application developer positions due to the limited supply of qualified IT professionals. As a result, experienced database administrators and application developers are being asked to do more in less time and less experienced IT personnel are being asked to become more proficient at a faster rate. This strain on IT professionals is compounded by the growing complexity of IT systems and the need to be proficient with different types of database and application environments.

The Database Life Cycle Challenge

    Traditional software products for managing software applications and their underlying databases do not adequately address the challenges of today's e-business environment. Many of these products are designed for expert database administrators and application developers and are therefore too complex for less experienced IT personnel. This complexity often prevents users of these products from becoming proficient unless they engage in extensive training. Also, these traditional products do not lend themselves to rapid deployment, often requiring a lengthy installation process and extensive configuration. These products can end up costing more than the applications they are designed to manage. In many cases, traditional database management products operate only on a single type of database, such as Oracle. Since businesses often use databases from several different vendors to support their e-business applications, IT professionals are forced to use a variety of database-specific products to manage this heterogeneous environment. These problems with traditional software products typically increase the time between conception and implementation, making it difficult for organizations to rapidly develop applications to meet changing e-business objectives.

    Most traditional products also fail to adequately address the database life cycle. Databases and applications must first be designed and created, then frequently redesigned and enhanced to support changing business requirements. This database life cycle includes three phases:

  •
  design, which focuses on translating business requirements into a database structure. The application design phase is the process of designing Java and C++ applications to be well integrated with the underlying database technology;

  •
  development, which translates these technical specifications into software applications; and

  •
  administration, which involves concurrently managing these software applications while ensuring their availability, performance, security and recoverability.

As business needs change, the process starts over again with the need for new or enhanced applications. Most traditional products require users to employ different software products with unique user interfaces and capabilities to address each phase of the database life cycle.

    As a result, we believe that there is a significant opportunity for a suite of integrated products that can manage the database life cycle and fulfill the demands of the e-business environment. These products should provide the following benefits:

  •
  accelerate time-to-market by allowing users to produce effective work results sooner;

  •
  enhance the reliability and availability required of e-business applications;

  •
  alleviate the strain on IT resources, especially database professionals and application developers; and

  •
  manage an increasingly diversified and distributed database and application infrastructure.

The Embarcadero Solution

    We provide a software solution that enables organizations to build and manage e-business applications and their underlying databases. Our suite of software products is designed to:

    Develop and Support e-Business Applications.  By managing the essential infrastructure of databases, our solution allows customers to efficiently create, maintain and enhance applications that meet the rigorous requirements of today's e-business environment. Our design products allow customers to reduce the time between conception and implementation of their e-business applications. Our development products allow companies to create and test complex application code from an easy-to-use graphical user interface. Our administration products ensure the performance, security, availability and recoverability of e-business applications across a diverse mix of underlying databases. Our suite of products enables customers to manage the phases of the database life cycle from a common user interface, which reduces the training required to learn and use our products.

    Increase Utilization of Existing Technology.  Our solution enables organizations to more effectively utilize their existing database and application infrastructure. Most large organizations employ a mix of databases to support different business applications. We believe our suite of products, with its multi- vendor support, provides the only integrated solution for designing, developing and administering a variety of databases.

    Leverage Constrained IT Resources.  Our solution enables organizations to enhance the productivity of IT professionals in managing the database life cycle. Our products increase the productivity of both experienced database administrators and less experienced IT professionals through the intuitive user interface used across our entire product line. This reduces the amount of training needed to begin using our software and simplifies the complexity of creating and deploying e-business applications. Our products also allow organizations to replace numerous, costly point products or platform-specific products with an integrated solution which addresses each phase of the database life cycle.

    Facilitate Rapid Adoption.  Since our inception, we have strived to make it easy for our customers to discover, try, purchase and use our products. We design our products to leverage the Internet by promoting downloadable trial versions, enabling the purchase of our products, providing upgrades and offering maintenance directly from our website. We also design our products to install within minutes with minimal configuration and to require limited on-going maintenance. Customers can rapidly implement and utilize our products to design, develop and manage the databases that support their critical applications. We believe these factors give our products a competitive advantage relative to most traditional solutions.

Our Growth Strategy

    Our objective is to provide innovative software products which enable organizations to build and manage e-business applications and their underlying databases. The key elements of our strategy are to:

    Exploit the Growing Development of e-Business Applications.  We believe that the growth and strategic importance of the Internet is significantly increasing the development of new software applications to conduct e-business. Our products are designed for, and marketed to, organizations implementing e-business applications. Many of our existing customers, including AOL Time Warner, Enron and Fidelity, have increased their purchases of our products to support their e-business applications.

    Extend Product Leadership.  We plan to build upon our database and Internet technologies to enhance and expand our product offerings for e-business initiatives and incorporate new technologies as they are introduced to the market. Additionally, we intend to continue to enhance our product leadership through the licensing or acquisition of complementary technologies or businesses. For example, in the fourth quarter of 2000, we acquired Advanced Software Technologies, Inc., adding GDPro to our existing product suite. Our products share a core technology architecture, which we believe provides significant advantages over competing products. This architecture reduces the cost of product development, accelerates the time-to-market for new products and enables us to maintain a common interface across the entire product suite. Our current products already feature a number of important technologies for facilitating the sharing and publication of applications and information over the Internet, including Java, HTML and XML.

    Leverage Our Installed Customer Base.  We believe that our installed customer base represents a significant revenue opportunity. During 2000, we issued over 22,500 new user licenses and received maintenance renewals for over 17,500 users. Most of our customers initially purchase only one or two of our products for a limited number of users in specific business locations. We believe that we can continue to sell more deeply into our installed customer base by selling additional licenses of purchased products, by cross-selling other products and by expanding departmental deployments into enterprise-wide implementations.

    Expand Our Direct Sales and Marketing Efforts.  We plan to increase sales by expanding our telesales efforts and continuing to build out our field sales organization. Our direct telesales force reduces the need for remote sales offices and customer site visits by effectively using the telephone and Internet for product demonstrations and product sales. We believe this direct telesales approach allows us to respond more rapidly to customer needs while maintaining an efficient, low-cost sales model. In 2000, we established a field sales organization focused on major enterprise customers to increase penetration and better manage major accounts in the United States and Europe. Our field sales organization facilitates enterprise-wide sales efforts.

    Expand Our International Distribution.  We intend to continue the expansion of our international distribution capabilities. Although our products are sold worldwide, revenues outside of North America represented only 13.7% and 10.9% of total revenues in 2000 and 1999, respectively. International revenues were generated primarily by Embarcadero Europe Ltd. We believe there is a significant opportunity to expand sales of our software products internationally. During 2000, we increased our European sales force to 12 representatives to focus on international accounts. We have entered into agreements with distributors in Australia, Latin America and Japan. We intend to increase our international distribution by expanding direct selling efforts through Embarcadero Europe Ltd., our existing distributors and by developing relationships with additional international distributors.

Products

    Our suite of products enables organizations to design, develop and administer e-business applications and their underlying databases. Our products are designed to work individually as well as together to provide rapid development and optimal performance of applications that are critical as enterprises deploy and extend their information technology infrastructure. We can bundle our products to offer an integrated database life cycle solution for a particular database, such as Oracle, or to support a multi-vendor database environment, such as Oracle, Microsoft SQL Server and IBM DB2 UDB databases running simultaneously. Our products and their functionality are summarized below:

Database Life Cycle Phase	Product	Description
Design	ER/Studio	Captures business requirements and translates them into database applications from a graphical user interface
	GDPro	A flexible design and development tool for creating Java and C++ applications that are well integrated with the underlying database technology
Development	Rapid SQL	Streamlines the process of developing complex database code in a graphical environment
	Debugger	Add-on product to both DBArtisan and Rapid SQL that extends their functionality to help troubleshoot database-programming errors
Administration	DBArtisan	Ensures the availability, performance, security and recoverability of applications through the management of a mix of database types from a single graphical console
	DBArtisan Change Manager	Provides software configuration management for databases by storing accurate records of database changes over time
	DBArtisan Job Scheduler	Enterprise automation solution for the scheduling and management of database jobs and routine tasks

    Our products run on personal computers using Windows operating systems and manage databases that run in Unix, Windows NT and Linux environments. Our products support each of the most widely used database platforms, including Oracle, Microsoft SQL Server, IBM DB2 Universal Database and Sybase.

Database Design

    ER/Studio.  ER/Studio addresses the database design phase of the database life cycle. Designing a database begins with a detailed understanding of both the business requirements addressed by the application and their technical ramifications. By carefully creating a blueprint of the business requirements for an application, organizations are more likely to successfully build and rapidly deploy reliable databases.

    ER/Studio automates the process of capturing business requirements for an applications' underlying database. With its intuitive graphical user interface, ER/Studio allows users to design databases using pictures or objects and reduces the need for users to know and write software code. ER/Studio automatically converts these objects into database code, which users can easily review and edit with simple mouse commands. In addition to designing new applications, customers can use ER/Studio to maintain, enhance and integrate existing applications. They can use ER/Studio's capabilities to reverse-engineer existing applications into easily understood diagrams. Once captured in a design format, users can easily annotate the intended functions of an application's elements.

    GDPro.  GDPro addresses the application design phase of the database life cycle. Whether creating a new application or enhancing an existing one, proper analysis and design can be a critical factor in the performance of an application and its underlying database once it is deployed.

    GDPro employs the use of the Unified Modeling Language (UML) to create easy to understand models that allows application developers to graphically layout the business requirements of an application and more efficiently write and document Java and C++ application code.

Database Development

    Rapid SQL.  Rapid SQL addresses the development phase of the database life cycle. A large portion of the software technology underlying an application is database code that implements business requirements. For example, database code required for e-commerce sites includes routines that check for the availability of inventory or that validate a purchaser's credit card number. Problems in writing complex database code can lead to substantial delays or even failure of the development project.

    Rapid SQL offers a rich graphical environment that streamlines the process of developing complex database code. Rapid SQL allows users to write database code more efficiently by using templates that reduce the need for manual coding. It also streamlines the testing process by automatically identifying programming errors. With Rapid SQL, customers can improve their productivity, cut development times and reduce programming errors.

    Debugger.  Debugger is an add-on product to both DBArtisan and Rapid SQL that extends their functionality to help troubleshoot database-programming errors. Developers often find it difficult to locate the source of programming errors, especially with large and complex database code. Generally, the hardest part of fixing an error is finding its underlying cause. Debugger is designed to simplify the process of troubleshooting errors by leading users through the execution of code in order to identify the source of errors quickly.

Database Administration

    DBArtisan.  DBArtisan addresses the administration phase of the database life cycle. After launching e-business applications, organizations rely on IT professionals to maintain the performance, availability, security and recoverability of the underlying databases. Database administration requires the constant attention of IT staff. Typical management tasks include backing up the information stored in a database, analyzing database integrity, controlling access to customer accounts and information, upgrading to new versions of databases, testing proposed changes to a database before implementing them and monitoring the availability of servers. Many of these projects can take hours, even days, to complete using traditional solutions.

    DBArtisan is designed to simplify database administration and facilitate day-to-day database management. Its easy-to-use graphical console permits the simultaneous administration of several databases and automates many tedious administrative tasks. For example, using DBArtisan, IT professionals can copy code from one database to another without manually entering any code, review graphs that indicate how much space is available in various databases and rapidly identify the source of a problem with an application. These capabilities can increase users' productivity and reduce human error, which can lead to increased application availability and performance.

    DBArtisan Change Manager.  DBArtisan Change Manager is a companion product to DBArtisan that is designed to extend its basic functionality to provide software configuration management for databases. DBArtisan Change Manager automates the tedious and error-prone process of capturing and managing complete definitions of databases, known as database schemas. It allows users to capture and archive objects comprising a database application and promotes the recoverability of databases by storing accurate records of database changes over time. For example, an Internet-based financial services company used DBArtisan Change Manager to safely move database code changes from development to test to production and shorten system downtime for database changes. As a result, the customer experienced fewer planned and unplanned outages of its web site.

    DBArtisan Job Scheduler.  DBArtisan Job Scheduler addresses the administration phase of the database life cycle. With organizations relying on applications and their underlying databases to provide a competitive advantage, IT professionals are under intense pressure to ensure that these applications are up-and-running with optimal performance. DBArtisan Job Scheduler fulfills the critical requirement of having a single console that is able to build, manage and deploy all jobs throughout the enterprise, maximizing the availability of critical applications and increasing the productivity of the IT professional.

Customers

    We have thousands of customers representing a wide, cross-industry spectrum of industrial corporations, service companies, financial institutions, government agencies and technology companies. During 2000, we issued over 22,500 new user licenses and received maintenance renewals for over 17,500 users in North America.

    A representative sample of companies that have purchased at least $75,000 in software licenses and maintenance since January 1, 1997 includes:

Technology

  AOL Time Warner
  Hewlett-Packard
  Intel
  IBM
  Lucent Technologies
  Micron Technology
  UUNET

Financial Services

  Aetna
  Banc One
  Bank of America
  Barclays
  Bear Stearns
  CNA Financial
  Citigroup
  Credit Suisse First Boston
  Dresdner
  Dun & Bradstreet
  Goldman Sachs
  Fidelity
  FleetBoston Financial
  GE Capital
  JP Morgan
  Jackson National Life Insurance
  John Hancock
  MBNA
  MFS Investment Management
  Merrill Lynch
  Morgan Stanley Dean Witter
  Northwestern Mutual
  Providian Financial
  Prudential
  Reuters
  State Street Global Advisors
  Strong Capital Management
  Zurich Insurance

Telecommunications

  AT&T
  Bell Mobility
  BellSouth
  Excel Communications
  MCI WorldCom
  U.S. West
  Williams Communications

Services

  ADP
  Accenture
  Computer Sciences Corporation
  EDS
  Frank Russell Company
  Greyhound Lines
  Nielsen Media Research

Energy

  Bonneville Power
  Enron
  PG&E
  Sonat Energy Services
  TransCanada Pipelines

Other

  3M
  Anheuser-Busch
  Blue Cross and Blue Shield
  Kaiser Foundation Health Plan
  Lockheed Martin
  Merck-Medco
  NBC
  Owens-Illinois
  Sandia National Laboratories
  Sony
  State of Washington
  Universal Studios
  Walt Disney

Case Studies

    The following case studies have been chosen to illustrate how a sampling of our clients are using our products to address different phases of the database life cycle.

Northrop Grumman

    Northrop Grumman is a leading defense electronics, system integration and information technology company that provides an array of world-class technologies and core competencies to military and commercial markets.

    Business Challenge.  Northrop Grumman Integrated Systems and Aerostructures Sector utilizes large database applications to support the manufacturing of airplanes. For example, Northrop Grumman's TRACAT management system tracks problems that arise during the production of an aircraft and their resolution. The critical nature of applications such as the TRACAT system makes it crucial that the database development team at Northrop Grumman Integrated Systems and Aerostructures Sector build and maintain databases that can support vast amounts of data and users while maintaining data integrity.

    Solution.  Northrop Grumman Integrated Systems and Aerostructures Sector selected ER/Studio as its solution for the design and maintenance of databases that run critical applications. Utilizing ER/Studio, Northrop Grumman Integrated Systems and Aerostructures Sector's database developers have been able to create and maintain very large and scalable databases. ER/Studio's ability to generate a visual picture of the multiple and complex relationships among Northrop Grumman ISA's databases allows its database administrators to easily build applications and extend their functionality. Northrop Grumman Integrated Systems and Aerostructures Sector's database administrators have also found that ER/Studio can help in other difficult, error-prone database management tasks, such as the comparing, synchronizing and moving of a database, which is known as a database migration. According to Northrop Grumman Integrated Systems and Aerostructures Sector's IT staff, ER/Studio allowed one programmer to accomplish a difficult database migration in four days, a task which might have taken multiple developers weeks otherwise to complete.

Xilinx

    Xilinx, Inc. develops complete programmable logic solutions for electronic equipment manufacturers, primarily in the telecommunications, networking, computing, industrial and consumer markets.

    Business Challenge.  Developing complex applications, and finding qualified developers to do so, is difficult. Couple that with having developers in multiple locations, all working on the same application, and it is common to end up with a poorly designed system with inadequate documentation. Xilinx needs a flexible tool that maintains a centralized blueprint of their application and helps their geographically disbursed team work together efficiently.

    Solution.  Xilinx evaluated a number of UML tools prior to selecting Embarcadero's GDPro. They chose GDPro because it is both simple to use and provides flexible support to fit their existing development process. GDPro's round-trip engineering allows Xilinx to generate a consistent code template for their system and easily fold changes to their application into a central design document. GDPro's multiple client-server configuration allows design models and codes to be stored on a central server, and access via the company LAN. According to the Xilinx development manager responsible for one distributed team, a formal object oriented application development project that was assisted by GDPro, shortened the implementation time by approximately two months.

MCI WorldCom

    MCI WorldCom is a global leader in communications services with operations in more than 65 countries.

    Business Challenge.  The growth of MCI WorldCom's business largely depends on the success of its sales force. A key tool for its sales organization is its Forecast Information Revenue Sales Tool application, which generates, tracks and reports on sales activities. The application must be available continuously because any downtime could result in poor customer service and erroneous customer information provided to decision makers. MCI WorldCom must ensure that the application and the underlying databases are designed effectively, developed rapidly and managed to provide optimal availability and performance.

    Solution.  MCI WorldCom chose our suite of database design, development and administrative products to manage the life cycle of the database underlying one of its most critical applications. According to MCI WorldCom's IT staff, the easy-to-use integrated product suite of ER/Studio, Rapid SQL and DBArtisan lets them move from design to production in a fraction of the time that it took prior to adopting our solution. Additionally, the improved ability to identify performance bottlenecks and database errors using our products ensures that the application will be continuously available to the sales force, once it is in production. Also, by having its designers, developers and database administrators standardize on a solution with a consistent user interface, MCI WorldCom has experienced enhanced communication, collaboration and productivity associated with its development projects.

Sales and Marketing

    North American Sales.  Historically, we have primarily sold our software in the U.S. and Canada through our direct telesales force, which has allowed us to efficiently build a broad customer base efficiently. By leveraging the effective use of the telephone and the Internet for product evaluations and sales, our direct telesales approach allows us to respond more rapidly to customer needs while maintaining an efficient, low-cost sales model. We intend to continue to build our telesales organization. In addition, we have recently started to build a focused field sales organization to complement the telesales force that will target major accounts. The field sales organization has already begun to facilitate further penetration and better management of large customer accounts and is driving larger sales transactions and enterprise-wide implementation of our products. Currently, sales cycles range between two to three months for departmental sales and up to six to twelve months for larger-scale implementations.

    International Sales.  We sell our software internationally through our European subsidiary as well as distributors, and we plan to expand our global distribution capabilities. International sales represented 13.7% and 10.9% of our total revenues in 2000 and 1999, respectively and were generated primarily by Embarcadero Europe Ltd., which manages the sales, marketing, distribution and support of our products in Europe, the Middle East and Africa. In other overseas markets, we sell our products through independent distributors, which generally have non-exclusive distribution rights for their respective territories. We have agreements with distributors in Australia, Latin America and Japan. Our agreement with the Japanese distributor provides the distributor with exclusive rights to sell our products to end users in Japan. Our international distributors perform sales, marketing and technical support functions for their local customers.

    Marketing.  Our marketing efforts focus on generating sales leads and building brand awareness about our products. Our marketing efforts include advertising in trade journals, promoting a strong web presence, maintaining an active public relations program, attending user group conferences, participating in major database trade shows and forging strategic alliances with other technology companies. We intend to increase our marketing efforts directed at IT management to facilitate wider deployments of our products. In addition, we may enter into strategic marketing relationships with other companies whose business goals complement our own.

Customer Service and Support

    Customer Service.  Our customer service department handles customer inquiries about product licensing. Customer service representatives activate customer licenses and are responsible for managing maintenance renewals. We team customer service representatives with salespeople in order to provide a coordinated approach to customer sales and service requirements.

    Technical Support.  We offer optional annual service contracts to customers that entitle them to receive all product upgrades and technical support. Our standard maintenance contract covers a 12-month period, is payable in advance and is renewable at the customer's option.

    Technical support is provided for North American customers through our offices in San Francisco, California. We currently offer technical support from 6 a.m. to 6 p.m., Pacific Time, Monday through Friday. In the future, we plan to offer premium service plans providing for around-the-clock service for an additional fee. We deliver technical support by email, fax or telephone. Depending on the product involved and the nature of the inquiry, a technical support dispatcher assigns and routes cases to the appropriate technical support engineer. As sales of our products grow, we plan to hire more support personnel.

    Internationally, our distributors are generally responsible for providing customer service and technical support. Our European subsidiary, Embarcadero Europe Ltd., is staffed to provide support for its customers.

Research and Development

    Our research and development efforts are focused primarily on enhancing our core technology and existing products, and developing additional applications that enable organizations to manage the database life cycle. Members of our research and development group have extensive experience in databases, database management software, design, enterprise applications and Internet technologies. We organize our research and development staff into discrete engineering teams responsible for specific products in each phase of the database life cycle. Our core engineering team is responsible for enhancing our current database administration products and exploring new product technologies for the administration phase of the database life cycle. Separate engineering teams focus on our database design and database development product lines. We supplement our internal software development efforts by using outside contractors when we believe they can perform discrete programming tasks more effectively. In addition, we are establishing relationships with contractors that may undertake product development efforts in exchange for fees and/or royalties.

    Our software development approach consists of a well-defined methodology that provides guidelines for planning, controlling and implementing projects. We employ a daily-build process that increases the collaboration, communication and accountability of all software development team members individually and collectively. Because we build on a core architecture, our products are tightly integrated, which helps to reduce the number of application development errors. Our engineering teams work closely with our quality assurance organization in an effort to ensure quality product releases. As each product development program approaches release, the software undergoes rigorous, iterative testing, bug fixing, code stabilization and documentation.

    Our future success depends largely on our ability to continue enhancing existing products and to develop new ones that reinforce our competitive position and our value proposition to customers. We have made and will continue to make substantial financial and organizational investments in research and development. Extensive product development input is obtained through customer feedback, by monitoring evolving user requirements and by evaluating competing products. We have instituted a product marketing function that is responsible for translating customer requirements and market opportunities into product development initiatives that our engineering teams can execute.

Proprietary Rights

    We rely on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. We also enter into confidentiality agreements with employees and consultants and attempt to restrict access to proprietary information on a need-to-know basis. Despite such precautions, unauthorized third parties may be able to copy aspects of our products or obtain and use information that we consider as proprietary.

    We license our software products primarily under shrink-wrap licenses included as part of product packaging. Shrink-wrap licenses are not negotiated with or signed by individual licensees and purport to take effect upon the opening of the product package or downloading of the product from the Internet. These measures afford only limited protection. Policing unauthorized use of our products is difficult and we are unable to determine the extent to which piracy of our software exists. In addition, the laws of some foreign countries do not protect our proprietary rights as well as United States laws.

    We may have to enter into litigation to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others with respect to our rights. Litigation is generally very expensive and can divert the attention of management from daily operations. Accordingly, intellectual property litigation could materially adversely affect our business and operating results.

    We are not aware of any case in which we are infringing the proprietary rights of others. However, third parties may bring infringement claims against us. Any such claim is likely to be time consuming and costly to defend, could cause product delays and could force us to enter into unfavorable royalty or license agreements with third parties. A successful infringement claim against us could require us to enter into a license or royalty agreement with the claimant or develop alternative technology. However, we may not be able to negotiate favorable license or royalty agreements, if any, in connection with such claims and we may fail to develop alternative technology on a timely basis. Accordingly, a successful product infringement claim against us could materially adversely affect our business and operating results.

Competition

    The market for our products is highly competitive, dynamic and subject to rapidly changing technology. We compete primarily against other providers of application design and database management utilities, which include Computer Associates, Quest Software, BMC Software, Rational Software and other independent software vendors.

    Our products also compete with products offered by the manufacturers of the database services with which they are compatible, including Oracle, Microsoft and IBM. Some of these competing products are provided at no charge to their customers. We expect that companies such as Oracle, Microsoft and IBM will continue to develop and incorporate into their products applications which compete with our products and may take advantage of their substantial financial, technical, marketing and distribution resources in those efforts.

    We presently compete on numerous factors, including product functionality and heterogeneity, reliability, ease-of-use, performance, scalability, time-to-market, customer support and total cost of ownership. We believe that we currently compete favorably overall. However, the market for our products is dynamic and we may not compete successfully in the future with respect to one or more of these factors.

    Many of our competitors have longer operating histories, substantially greater financial, technical, marketing and other resources and greater name recognition than we do. They also may be able to respond more quickly than we can to changes in technology or customer requirements. Competition could seriously impede our ability to sell additional products on acceptable terms. Our competitors may:

  •
  develop and market new technologies that render our products obsolete, unmarketable or otherwise less competitive;

  •
  make strategic acquisitions or establish cooperative relationships among themselves or with other companies, thereby enhancing the functionality of their products or increasing their operating margins; or

  •
  establish or strengthen cooperative relationships with channel or strategic partners which limit our ability to sell or to co-market products through these channels.

Employees

    As of December 31, 2000, we had 268 employees, 104 of whom were engaged in research and development, 103 in sales and marketing, 29 in customer service and support and 32 in finance and administration. Our future performance depends largely on our continuing ability to attract, train and retain highly qualified technical, sales, service, marketing and managerial personnel. None of our employees is represented by a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

    Our headquarters currently occupy approximately 36,800 square feet in San Francisco, California pursuant to leases that expire in June 2004 and June 2008. Our Colorado office occupies approximately 13,200 square feet in Littleton, Colorado pursuant to a lease that expires in August 2003. In addition, we maintain a research and development facility of approximately 6,500 square feet in Monterey, California pursuant to a lease that expires in September 2005. We have additional field sales and software development offices in the United States, Canada and the United Kingdom.

    We believe that our facilities are adequate and that, if required, we can lease suitable additional space to accommodate expansion.

Legal Proceedings

    We are not currently a party to any material pending legal proceedings.

MANAGEMENT

Officers and Directors

    The following table sets forth information regarding our officers and directors as of February 15, 2001:

Name	Age	Position
Executive Officers
Stephen R. Wong	41	Chairman, President and Chief Executive Officer
Raj P. Sabhlok	37	Senior Vice President of Finance and Corporate Development
Walter F. Scott III	33	Vice President of Sales
Other Officers
Susan A. Fleck	57	Vice President of Customer Care
Lorraine C. Gnecco	51	Vice President of Human Resources
Thomas J. Grubb	40	Vice President of Marketing
Nigel C. Myers	33	Vice President of Product Development
Jeffrey Newman	46	Vice President of Product Development
Robin M. Schumacher	36	Vice President of Product Management
Wayne D. Williams	34	Chief Technology Officer
Directors
Timothy C.K. Chou(1)	46	Director
Frank J. Polestra(1)(2)	75	Director
Michael J. Roberts(1)	43	Director
Dennis J. Wong(2)	43	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

Executive Officers

    Stephen R. Wong is one of our co-founders and has served as the Chairman of our board of directors since July 1993. From July 1993 until October 1999, Mr. Wong served as our Chief Executive Officer and since June 2000, Mr. Wong has served as our President and Chief Executive Officer. From May 1985 to May 1990, Mr. Wong served as an associate, and subsequently as a partner, of Montgomery Medical Ventures, a venture capital firm, where he specialized in technology transfer and early stage investments. Mr. Wong holds an A.B. degree from Harvard College and an M.B.A. degree from the Harvard Business School. Mr. Wong and Dennis Wong, a member of our board of directors, are brothers.

    Raj P. Sabhlok has served as our Senior Vice President of Finance and Corporate Development since January 2000. From March 1995 until December 1999, he served as the Director of Business Development of BMC Software, Inc., an enterprise software company. From February 1988 until February 1995, Mr. Sabhlok held a number of technical, marketing and sales management positions with The Santa Cruz Operation, Inc., a UNIX software development company. Mr. Sabhlok holds a B.A. degree in Mathematics from the University of California, Santa Cruz.

    Walter F. Scott III has served as our Vice President of Sales since January 2000. From April 1994 to January 2000, he worked in several executive sales positions including Senior Program Director of Americas Marketing, Sales Manager of Growth Accounts and Senior Sales Representative at BMC

Software, Inc., an enterprise software company. Mr. Scott holds a B.A. degree in Marketing and an M.B.A. degree from the University of Maine.

Other Officers

    Susan A. Fleck has served as our Vice President of Customer Care since February 2000. From September 1997 until January 2000, Ms. Fleck served as Vice President of Engineering Services responsible for quality assurance, quality engineering, customer support, documentation, training and release management for New Era of Networks, Inc., a software company. From April 1991 to September 1996, she served as Director of Quality Assurance at Attachmate Corporation, an enterprise information access and management software and services company. Ms. Fleck holds a B.S. degree in Computer Science from Kean College.

    Lorraine C. Gnecco has served as our Vice President of Human Resources since January 2001. From November 1990 through December 2000, Ms. Gnecco served as Senior Vice President responsible for human resources, legal facilities and training at Discovery Channel Retail, a division of Discovery Communications Inc.

    Thomas J. Grubb has served as our Vice President of Marketing since October 2000. From September 1995 until June 2000, Mr. Grubb was a founder and Vice President of Marketing for capacity planning software developer Bluecurve. From January 1994 until September 1995, Mr. Grubb held product marketing and product management positions at Sybase, Inc., a software company. In addition, Mr. Grubb has been a product reviewer for leading software publishers, Ziff-Davis and IDG. Mr. Grubb holds a B.S. degree in Business from Eastern Illinois University.

    Nigel C. Myers is one of our co-founders and has served as our Vice President of Product Development overseeing our San Francisco product development group since July 1993. Mr. Myers holds a B.S. degree from Pace University.

    Jeffrey Newman has served as our Vice President of Product Development overseeing our Monterey product development group since August 1999. From November 1988 to July 1999, Mr. Newman served as co-founder and President of NewCon Software Inc., a software consulting firm. From 1982 to October 1988, he served as a senior software engineer with Digital Research Inc., an operating systems software company.

    Robin M. Schumacher joined us in 1999 and has served as our Vice President of Product Management since July 2000. From October 1997 through June 1999, Mr. Schumacher served as database administrator for Louisville Gas & Electric. From October 1996 through September 1997, Mr. Schumacher served as database administrator for Alliant Health Systems, a medical group. From July 1992 through September 1996, Mr. Schumacher served as database administrator for Blue Cross/Blue Shield, a medical group. Mr. Schumacher holds a B.S. degree in Business from the University of Louisville.

    Wayne D. Williams is a consultant to us and has served as our Chief Technology Officer since October 2000. Mr. Williams was a founder of EngineeringPerformance, Inc., which we acquired in October 2000. Mr. Williams was a founding partner of TCSF, a software services company, where he held several executive positions from January 1993 through September 2000. Mr. Williams is the architect of several database-centric tools and technologies. Mr. Williams holds a degree in Computer Science from CDI College of Business and Technology.

Directors

    Timothy C.K. Chou has served as a member of our board of directors since July 2000. He has served as President and Chief Executive Officer of Oracle Business Online, a division of Oracle Corporation and a leading application service provider, since November 1999. In addition, Mr. Chou serves on the technical advisory board of Webex, Inc., an online conferencing company, and is a lecturer at Stanford University. From October 1996 through October 1999, Mr. Chou served as Chief Operating Officer of Reasoning, Inc., an information technology services firm. From September 1994 through September 1996, Mr. Chou served as Vice President, Server Products, of Oracle Corporation. Mr. Chou holds M.S. and Ph.D. degrees in Electrical Engineering from the University of Illinois Urbana-Champaign.

    Frank J. Polestra has served as a member of our board of directors since November 1999. He has been the Managing Director of Ascent Venture Partners, a venture capital firm, since March 1999. From 1980 to February 1999, Mr. Polestra served as President of Pioneer Capital Corp., a venture capital firm. Mr. Polestra holds Ph.D. and M.S. degrees in Physical Chemistry from Yale University and a Ph.D. degree in Chemistry from the University of Naples, Italy.

    Michael J. Roberts has served as a member of our board of directors since March 2000. He has been Senior Lecturer and Executive Director of Entrepreneurial Studies at the Harvard Business School since June 1997. From 1995 through May 1997, Mr. Roberts served as an independent consultant to new ventures primarily in the health care services, wireless communications, automobile services and restaurant industries. Mr. Roberts holds an A.B. degree from Harvard College and M.B.A. and Ph.D. degrees from the Harvard Business School.

    Dennis J. Wong has served as a member of our board of directors since July 1993. He is currently the Managing Director of SPI Holdings, a real estate investment company which he formed in September 1995. He is also the President of Prism Capital Corp., an investment company which he formed in 1989. Mr. Wong holds an A.B. degree from Harvard College and an M.B.A. degree from the Harvard Business School. Mr. Wong is a Director of the San Francisco Museum of Modern Art. Mr. Wong and Stephen Wong, our Chairman, President and Chief Executive Officer, are brothers.

Strategic Advisor

    Arthur Rock has served as a strategic advisor to us since February 2000. Mr. Rock has been Principal of Arthur Rock & Co., a venture capital firm, since 1969. He was a director of Intel Corporation from its founding in 1968 until 1999, where he held positions of Chairman of the Executive Committee and Lead Director of the Board of Directors. Mr. Rock has been a director of AirTouch Communications, Inc. and a trustee of the California Institute of Technology and serves as a director of Echelon Corporation, a networking company. Mr. Rock received a B.S. degree in Political Science and Finance from Syracuse University and an M.B.A. degree from the Harvard Business School.

Classified Board of Directors

    We have authorized five directors. Our bylaws provide that all directors will be part of a classified board of directors, consisting of three classes of directors, each serving staggered three-year terms. As a result, only a portion of our directors will be elected each year. Timothy C.K. Chou and Frank J. Polestra have been designated Class I directors whose terms expire at the 2001 annual meeting of stockholders. Michael J. Roberts and Dennis Wong have been designated Class II directors whose terms expire at the 2002 annual meeting of stockholders. Stephen R. Wong has been designated a Class III director whose term expires at the 2003 annual meeting of stockholders. See "Description of Capital Stock—Effect of Certain Provisions of Our Certificate of Incorporation, Bylaws and the Delaware Anti-Takeover Statute."

Board Committees

    We have established an audit committee and a compensation committee. Messrs. Polestra, Roberts and Chou are currently members of the audit committee. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits.

    Messrs. Polestra and Wong are members of the compensation committee. The compensation committee makes recommendations to the board of directors regarding our stock and compensation plans, approves compensation of certain officers and grants stock options.

Compensation Committee Interlocks and Insider Participation

    Dennis Wong, a member of the compensation committee, is the brother of Stephen Wong, our Chairman, President and Chief Executive Officer. During 2000, Stephen Wong received $60,000 in compensation for his services as Chairman, President and Chief Executive Officer.

Director Compensation

    Other than Stephen Wong, who was compensated at an annual rate equal to $60,000 for his services as our Chairman between October 1999 and May 2000, directors do not receive any cash fees for their service on the board or any board committee, but they are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. From time to time, directors who are not employees of Embarcadero have received grants of options to purchase shares of our common stock. Directors receive automatic option grants under our 2000 Nonemployee Directors Option Plan. See "Stock Plans—2000 Nonemployee Directors Option Plan."

Indemnification

    Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (1) breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our other employees and agents, to the fullest extent permitted by law. We believe that indemnification under our amended and restated certificate of incorporation and bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

    We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Embarcadero arising out of services as one of our directors or officers or such person's services to any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

    There is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Executive Compensation

    The following table sets forth information regarding the compensation for the years ended December 31, 2000 and December 31, 1999 paid by us to each person who served as Chief Executive Officer and to our other executive officers who received salary and bonus compensation in 2000 of more than $100,000. These persons are collectively referred to as the "Named Executive Officers." The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total salary and bonus earned by each of the Named Executive Officers in 2000.

Summary Compensation Table

							Long Term Compensation Awards
	Annual Compensation
							Securities Underlying Options	All Other Compensation($)
Name and Principal Position	Year	Salary		Bonus
Stephen R. Wong(1) Chairman, President and Chief Executive Officer	2000 1999	$ $	60,000 60,000	$	— 90,000		— 1,200,000	— —
Raj P. Sabhlok(2) Senior Vice President of Finance and Corporate Development	2000		$187,948		$25,000		600,000	$352,825	(3)
Walter F. Scott III(4) Vice President of Sales	2000		$199,231		$75,000		600,000	$157,737	(5)
Ellen W. Taylor(6) Former President and Chief Executive Officer	2000 1999	$ $	220,000 44,141		$50,000 —	(7)	— 880,000	$31,518 —	(8)

(1)
Mr. Wong served as our Chief Executive Officer from July 1993 through October 1999, and became our President and Chief Executive Officer in June 2000.

(2)
Mr. Sabhlok became our Chief Financial Officer and Senior Vice President of Finance and Corporate Development in January 2000. Compensation is for partial year.

(3)
Includes $306,711 as reimbursement for inability to realize gains on stock options from former employer pursuant to a January 2000 letter agreement and $46,114 as reimbursement for relocation expenses.

(4)
Mr. Scott became our Vice President of Sales in January 2000. Compensation is for partial year.

(5)
Includes $76,872 as reimbursement for inability to realize gains on stock options from former employer pursuant to a December 1999 letter agreement and $80,865 as reimbursement for relocation expenses.

(6)
Ms. Taylor served as our President and Chief Executive Officer from October 1999 to May 2000. 1999 compensation is for partial year. 2000 compensation includes severance payments.

(7)
One-time lump sum payment pursuant to separation agreement.

(8)
Reimbursement for relocation expenses.

Options Grants in Last Fiscal Year

    The following table sets forth information with respect to stock options granted during the year ended December 31, 2000 to each of the Named Executive Officers. All options were granted under

Embarcadero's 1993 Stock Option Plan. Unless stated otherwise, options granted under that plan normally vest over a four-year period in sixteen equal quarterly installments. Our board of directors retains discretion to modify the terms, including the price of outstanding options.

    The percentage of options granted is based on an aggregate of 2,873,400 options we granted during the fiscal year ended December 31, 2000, including the Named Executive Officers. All options listed were granted prior to our initial public offering and were granted at an exercise price at least equal to the fair market value of our common stock on the date of the grant as determined by our board of directors.

    The potential realizable value amounts in the last two columns of the following chart are calculated by assuming a base price of $10.00 per share, our initial public offering price, and represent hypothetical gains that could be achieved for the respective options if exercised and sold at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the common stock from the date of grant to the present.

		Individual Grants
		% of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
			Exercise Price/$ Share	Expiration Date
Name					5%	10%
Stephen R. Wong	—	—	—	—	—	—
Raj P. Sabhlok	500,000	17.4	$1.50	Jan. 15, 2007	$6,285,502	$8,993,585
	100,000	3.5	$5.00	Jan. 15, 2007	$907,100	$1,448,717
Walter F. Scott III	500,000	17.4	$1.50	Jan. 5, 2007	$6,285,502	$8,993,585
	100,000	3.5	$5.00	Jan. 5, 2007	$907,100	$1,448,717
Ellen W. Taylor	—	—	—	—	—	—

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

    The following table sets forth information regarding exercised stock options during the year ended December 31, 2000 and unexercised options held as of December 31, 2000 by each of the Named Executive Officers. All options were granted under our Stock Option Plan.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End
					Value of Unexercised In-the-Money Options at Fiscal Year-End(2)
	Shares Acquired on Exercise
		Value Realized(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen R. Wong	100,000	$3,275,000	350,000	750,000	$15,662,500	$33,562,500
Raj P. Sabhlok	77,500	$2,800,603	35,000	487,500	$1,495,375	$20,921,875
Walter F. Scott III	77,500	$2,803,043	35,000	487,500	$1,495,375	$20,921,875
Ellen W. Taylor	220,000	$9,460,000	—	—	—	—

(1)
Upon exercise of the options, an option holder did not necessarily receive the amount reported under the column "Value Realized." The amounts reported above under the column "Value Realized" merely reflect the amount by which the fair market value of our common stock on the date the option was exercised exceeded the exercise price of the option. The option holder does not realize any cash until the shares issued upon exercise of the options are sold.

(2)
These values have been calculated on the basis of the fair market value of our common stock on December 29, 2000, $45.00, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Employment and Change of Control Arrangements

    Our 1993 Stock Option Plan provides that, upon a change in control, each outstanding option will generally become fully vested unless the surviving corporation assumes the option or replaces it with a comparable option.

    In September 1999, we entered into a letter agreement with Ellen Taylor, our former President and Chief Executive Officer. Under the letter agreement, Ms. Taylor received an annual base salary of $220,000 and options to purchase 880,000 shares of common stock. Ms. Taylor resigned from her position with us effective May 31, 2000. In May 2000, we entered into an agreement with Ms. Taylor which provides for her to receive severance payments in the aggregate amount of $270,000 and continued medical benefits for up to twelve months. Pursuant to the September 1999 letter agreement, 220,000 of Ms. Taylor's option shares became vested and exercisable on her termination date.

    In January 2000, we entered into a letter agreement with Mr. Sabhlok, our Senior Vice President of Finance and Corporate Development. Under the letter agreement, Mr. Sabhlok receives an annual base salary of $200,000 and is eligible for an annual bonus up to $75,000. Mr. Sabhlok also received an option to purchase 500,000 shares of common stock at an exercise price of $1.50 per share and an option to purchase 100,000 shares of common stock at an exercise price of $5.00 per share. Mr. Sabhlok's options will continue to vest for six months following his termination if we terminate his employment without cause after January 24, 2001. Mr. Sabhlok is also entitled to six months' severance pay and benefits following his termination without cause. We also agreed to reimburse Mr. Sabhlok for up to 70% of any losses that he suffers in the event that he is unable to realize gains on stock options from his former employer. In March 2000, we reimbursed Mr. Sabhlok $306,711 pursuant to this provision.

    In January 2000, we entered into a letter agreement with Mr. Scott, our Vice President of Sales. Under the letter agreement, Mr. Scott receives an annual base salary of $200,000 and is eligible for an annual bonus of up to $300,000. Mr. Scott also received an option to purchase 500,000 shares of common stock at an exercise price of $1.50 per share and an option to purchase 100,000 shares of common stock at an exercise price of $5.00 per share. Mr. Scott's options will continue to vest for six months following his termination if we terminate his employment without cause after January 2, 2001. Mr. Scott is also entitled to six months' severance pay and benefits following his termination without cause. We also agreed to reimburse Mr. Scott for up to 70% of the losses that he suffers in the event that he is unable to realize gains on stock options from his former employer. In March 2000, we reimbursed Mr. Scott $76,872 pursuant to this provision.

Employee Benefit Plans

    1993 Stock Option Plan.  Our board of directors adopted our 1993 Stock Option Plan on November 1, 1993. The plan was amended and restated in February 2000. This plan provides for the grant of incentive stock options or nonstatutory stock options to our employees and nonstatutory stock options to our directors, consultants and advisors. As of December 31, 2000, 11,300,000 shares of common stock were reserved for issuance under this plan. Of these shares, 5,066,924 were issued upon exercise of stock options, 3,944,036 shares were subject to outstanding options and 2,289,040 shares were available for future grant.

    Our board of directors or a committee appointed by the board administers the stock option plan and determines who is granted options and the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options.

    The exercise price for incentive stock options granted under the plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price of nonstatutory options must be not less than 85% of the fair market value of our common stock on the option grant date.

    Options generally expire ten years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The plan provides that no participant may receive options covering more than 600,000 shares in any one-year period.

    An option under the plan will generally become fully vested upon a change of control, unless the surviving corporation assumes the option or provides an economically equivalent substitute for the option. A change in control includes:

  •
  an acquisition of 50% or more of our or any successor company's outstanding stock by any person or entity;

  •
  a sale of all or substantially all of our assets;

  •
  a merger or reorganization of Embarcadero after which our own stockholders own 50% or less of the company or any successor company; or

  •
  any other event or transaction which our board of directors determines, in its discretion, would materially alter the structure, ownership or control of the company.

    Except as otherwise determined by the board or committee administering the plan, a participant may not transfer rights granted under our stock option plan other than by will, the laws of descent and distribution or as otherwise provided under the plan.

    Our board of directors may amend the plan at any time, subject to any required stockholder approval. The plan will terminate in November 2003 unless terminated earlier by the board of directors.

    2000 Nonemployee Directors Stock Option Plan.  We adopted the 2000 Nonemployee Directors Stock Option Plan in February 2000 and have reserved a total of 200,000 shares of common stock for issuance thereunder. Of these shares, 50,000 were subject to outstanding options as of December 31, 2000. Under the plan, each director receives an automatic grant of a nonstatutory stock option to purchase 25,000 shares of common stock on the date on which such person first becomes a director. At the first board of directors meeting immediately following each annual stockholders meeting beginning with the 2001 annual stockholders meeting, we will automatically grant each director then in office for at least six months a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of options under the plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the plan is ten years. The options are exercisable over three years in equal quarterly installments. The plan will terminate in February 2010, unless terminated earlier in accordance with the provisions of the plan.

    401(k) Plan.  In October 1999 our board of directors adopted a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to the plan, employees may elect to reduce their current compensation from a minimum of one percent of their annual compensation up to the statutory prescribed annual limit ($10,500 in 2001) and to have the amount of the reduction contributed to the plan. We do not currently make additional matching contributions on behalf of plan participants.

RELATED PARTY TRANSACTIONS

Employment Agreements and Other Compensation Arrangements

    We entered into letter agreements with Raj Sabhlok, our Senior Vice President of Finance and Corporate Development, and Walter Scott, our Vice President of Sales, that describe the terms and conditions of their employment with us. See "Management—Employment and Change of Control Arrangements."

Option Grants

    We have granted options to our directors and executive officers, and we intend to grant additional options to our directors and executive officers in the future. See "Management—Option Grants in Last Fiscal Year" and "Management—Director Compensation."

Indemnification Agreements

    We have entered into indemnification agreements with our directors and executive officers. Such agreements may require us, among other things, to indemnify our officers and directors, other than for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management—Indemnification."

Loans to Officers and Directors

    On March 1, 1999, we loaned $40,000 to each of Stephen R. Wong, our Chairman, President and Chief Executive Officer, Dennis J. Wong, a director, Stuart E. Browning, our former Vice President, and Nigel C. Myers, our Vice President of Product Development, and $55,000 to Jeffrey Newman, our Vice President of Product Development. Each of the loans was extended to finance the exercise of stock options. Messrs. S. Wong, D. Wong, Browning and Myers exercised options to purchase 800,000 shares of our common stock with their loans, and Mr. Newman exercised options to purchase 1,100,000 shares of common stock with his loan. In connection with the loans, we received promissory notes in the amount of the loans each bearing interest at the prevailing prime rate. Principal and interest were due no later than March 1, 2001. All of the notes were repaid in full in December 1999.

Other Related Party Transactions

    Stuart Browning, a former Vice President of our company, resigned his position with Embarcadero effective February 1, 2000. In February 2000, we entered into an agreement with Mr. Browning which provides for him to receive severance payments in the aggregate amount of $120,000 and continued medical benefits for up to twelve months.

    In August 1999, we entered into a three-year office lease for our former Pacific Grove facility with NewCon Software, Inc., a corporation controlled by Jeffrey Newman, who serves as our Vice President of Product Development. Our monthly payments under the lease were $10,000. The lease was terminated in November 2000.

    In September 1998, we acquired a 44% interest in Embarcadero Europe Ltd., which became our affiliated distributor. In connection with our acquisition of an equity interest in Embarcadero Europe Ltd., we also entered into a distribution agreement pursuant to which we granted Embarcadero Europe rights to distribute our products in Europe, the Middle East and Africa. In October 2000, we acquired the remaining 56% interest in Embarcadero Europe Ltd., for $3.2 million in cash. Pursuant to the transaction, Embarcadero Europe Ltd., which is based in Maidenhead, United Kingdom, became our wholly-owned subsidiary.

    We believe that the transactions above were made on terms no less favorable to us than could have been obtained from unaffiliated parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be made on terms no less favorable to us than could have been obtained from unaffiliated parties.

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth the beneficial ownership of our common stock as of December 31, 2000 and as adjusted to reflect the sale of 4,000,000 shares in this offering for:

  •
  each person who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of the Named Executive Officers;

  •
  all of our current executive officers and directors as a group; and

  •
  each selling stockholder.

    Percentage of shares owned is based on 26,970,817 shares of common stock outstanding as of December 31, 2000, and 28,970,817 shares outstanding after this offering.

    Beneficial ownership is calculated based on requirements of the Securities and Exchange Commission. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after February 1, 2001 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

    Unless otherwise indicated below, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

    Except as otherwise indicated, the address of each individual listed in the table is Embarcadero Technologies, Inc., 425 Market Street, Suite 425, San Francisco, California 94105.

					Percentage of Shares Owned
			Options Included in Beneficial Ownership
	Number of Shares Beneficially Owned			Number of Shares Offered
Name of Beneficial Owner					Before Offering	After Offering
Directors and Executive Officers:
Stephen F. Wong	4,997,500		425,000	400,000	18.2%	15.6%
Dennis J. Wong	4,414,668	(1)	8,333	500,000	16.4	13.5
Raj P. Sabhlok	72,500		72,500	25,000	*	*
Walter F. Scott III	72,500		72,500	25,000	*	*
Frank J. Polestra	18,333		8,333	—	*	*
Michael J. Roberts	8,333		8,333	—	*	*
Timothy C. K. Chou	4,166		4,166	—	*	*
Ellen W. Taylor(2)	—		—	—	—	—
All directors and executive officers as a group (7 persons)	9,588,000		599,165	950,000	34.7%	29.2%
Other Selling Stockholders:
Stuart Browning	4,041,819		—	500,000	15.0	12.2
Nigel C. Myers	4,355,455		—	425,000	16.1	13.5
Jeffrey Newman(3)	977,500		2,500	100,000	3.6	3.0
Wayne Williams(4)	55,000		5,000	25,000	*	*
900 South Meadows Pkwy.
Suite 5124
Reno, Nevada 89511

*
Less than 1% of our outstanding common stock.

(1)
Includes 150,000 shares held of record by the Ethan Wong 1999 Investment Trust and 150,000 shares held of record by the Audrey Wong 1999 Investment Trust. Dennis Wong is a Trustee for each trust.

(2)
Former President and Chief Executive Officer.

(3)
These shares are held of record by BNE Trust UA DTD 7/28/00, of which Jeffrey Newman is a Co-Trustee.

(4)
These shares are held of record by Stonegate Insurance Co., Ltd., of which Mr. Williams is the sole shareholder.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock.

    The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation, our bylaws and the provisions of applicable Delaware law.

Common Stock

    As of December 31, 2000, there were 26,970,817 shares of common stock outstanding held of record by approximately 53 stockholders. There will be approximately 30,970,817 shares of common stock outstanding upon completion of this offering.

    Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders.

    Subject to preferences to which holders of preferred stock issued after the completion of this offering may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock unless otherwise provided by law.

    Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

    There are no shares of our preferred stock issued and outstanding. The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Effect of Provisions of Our Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

    Certificate of Incorporation and Bylaws.  Provisions of our amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, eliminate the ability of our stockholders to act by written consent and do not provide for cumulative voting in the election of directors. Our bylaws provide for the division of the board of directors into three classes, with each class serving three-year terms. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors and that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may make it more difficult for stockholders to take corporate actions and could have the effect of delaying or preventing a change in control of Embarcadero.

    Delaware Anti-Takeover Statute.  We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder unless any of the following conditions are met. The law will not apply if:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Registration Rights

    Upon completion of this offering, the holders of 16,401,109 shares of common stock will be entitled to registration rights in the event we register any shares of our common stock under the Securities Act. If we plan to register any shares of our common stock, we have to notify those stockholders and they may be entitled to include all or part of their shares in the registration. However, these registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in a registration.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

    The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock.

    Upon completion of this offering, we will have outstanding an aggregate of 28,970,817 shares of our common stock, based on shares of common stock outstanding as of December 31, 2000. All of these shares will be freely tradable without restriction or further registration under the Securities Act or tradable under Rule 144 under the Securities Act, with the exception of 25,000 shares issued in November 2000, which will be tradable under Rule 144 in November 2001.

    In connection with this offering, our executive officers, directors and certain other stockholders, who will hold in the aggregate 16,411,109 outstanding shares upon completion of this offering, have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Credit Suisse First Boston. A number of inside stockholders have also entered into lockup agreements with Embarcadero that restrict their ability to sell the shares of our common stock they hold. Under these lockup agreements, shares held by Stephen Wong, Nigel Myers, Jeffrey Newman, Dennis Wong, Stuart Browning, Raj Sabhlok and Walter Scott, who in the aggregate will hold 16,376,109 outstanding shares upon completion of this offering, will be released from the restrictions in the lockup agreements quarterly, pursuant to the following schedule:

  •
  647,000 shares will be released on July 31, 2001;

  •
  1,240,000 shares will be released on October 31, 2001;

  •
  1,840,000 shares will be released on January 31, 2002;

  •
  2,400,000 shares will be released on each of April 30, 2002, July 31, 2002 and October 31, 2002; and

  •
  all remaining restricted shares will be released on January 31, 2003.

Rule 144

    In general, under Rule 144 as currently in effect, a person including an "affiliate," as that term is defined in the Securities Act, who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding (approximately 290,000 shares upon completion of this offering); or

  •
  the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

    Under Rule 144(k), a person who is deemed to have not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144, unless otherwise restricted pursuant to contractual lockup.

Rule 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before our initial public offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated            2001, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Wit SoundView Corporation are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.
Wit SoundView Corporation

Total	4,000,000

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $    per share. The underwriters and selling group members may allow a discount of $    per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the conversion of convertible securities or the exercise of warrants, in each case outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, grants of non-statutory stock options to non-employee directors pursuant to the terms of the 2000 Nonemployee Directors Stock Option Plan and issuances pursuant to the exercise of such options.

    Our executive officers and directors, and all other selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    Our common stock is listed on the Nasdaq National Market under the symbol "EMBT."

    Individuals affiliated with Credit Suisse First Boston Corporation invested in the private placement of our Series A preferred stock in February 2000, purchasing an aggregate of 41,669 shares of Series A preferred stock on the same terms and conditions as the other investors in the private placement, including price per share. The Series A preferred stock converted into common stock on a one for one basis upon the consummation of our initial public offering in April 2000. In accordance with the rules of the National Association of Securities Dealers, Inc., the 41,669 shares of common stock purchased by affiliates of Credit Suisse First Boston in February 2000 are restricted as to sale, transfer, assignment, pledge or hypothecation until April 19, 2001, which is one year from the effective date of the prospectus delivered in connection with our initial public offering.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters or their affiliates or partners participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate CSFBdirect Inc., an on-line broker/dealer, as a selling group member. Wit SoundView Corporation may effect an on-line distribution through its partnership with E*Trade Securities, Inc..

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

    All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

    A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

    The validity of the common stock being offered by Embarcadero will be passed upon for Embarcadero by Heller Ehrman White & McAuliffe LLP, San Diego, California which has acted as our counsel in connection with this offering. Stephen C. Ferruolo, a member of Heller Ehrman White & McAuliffe LLP, is Secretary of Embarcadero. Heller Ehrman White & McAuliffe LLP, as well as individual attorneys at the firm, beneficially own a total of 4,000 shares of our common stock. Certain matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

    The financial statements of Embarcadero Technologies, Inc. as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Embarcadero Europe Ltd. as of December 31, 1998 and 1999 and for the three month period from inception through December 31, 1998 and for the year ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of EngineeringPerformance, Inc. as of January 31, 2000 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Advanced Software Technologies, Inc. as of December 31, 1998 and 1999 and for each of the two years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

    In December 1999, our board of directors dismissed Odenburg, Ullakko, Muranishi and Co. as our independent accountants and subsequently appointed PricewaterhouseCoopers LLP as our independent accountants. There were no disagreements with the former accountants during the years ended December 31, 1997 and 1998 or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. The former independent accountants issued an unqualified report on the financial statements as of and for the years ended December 31, 1997 and 1998. We did not consult with PricewaterhouseCoopers LLP on any accounting or financial reporting matters in the periods prior to their appointment.

ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

    We also file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at "www.sec.gov."

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Stockholders
of Embarcadero Technologies, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Embarcadero Technologies, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
January 12, 2001
except for Note 11, which
is as of February 7, 2001

EMBARCADERO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	1999	2000
ASSETS
Current Assets:
Cash and cash equivalents	$1,804	$34,745
Trade accounts receivable, net of allowance for doubtful accounts of $153 in 1999 and $232 in 2000	2,834	6,622
Related party accounts receivable	696	—
Prepaid expenses and other current assets	310	3,408

Total current assets	5,644	44,775
Property and equipment, net	958	3,299
Goodwill and other intangible assets, net	—	20,522
Deferred income taxes	—	1,117
Other assets	46	264

Total assets	$6,648	$69,977

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$806	$4,797
Deferred revenue	4,094	7,939
Notes payable to stockholders	1,000	—
Deferred tax liabilities	—	980

Total current liabilities	5,900	13,716

Commitments (Note 6)
Stockholders' Equity:
Convertible preferred stock: $0.001 par value; no shares authorized, issued or outstanding at December 31, 1999; 5,000,000 shares authorized at December 31, 2000; no shares issued and outstanding at December 31, 2000	—	—
Common stock: no and $0.001 par value at December 31, 1999 and 2000, respectively; 40,000,000 and 60,000,000 shares authorized at December 31, 1999 and 2000; 21,175,564 and 26,970,817 shares issued and outstanding at December 31, 1999 and 2000, respectively	—	27
Additional paid-in capital	14,663	70,949
Deferred stock-based compensation	(10,049)	(6,886)
Accumulated deficit	(3,866)	(7,829)

Total stockholders' equity	748	56,261

Total liabilities and stockholders' equity	$6,648	$69,977

The accompanying notes are an integral part of these consolidated financial statements.

EMBARCADERO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	1998	1999	2000
Revenues:
License (including sales to affiliate of $1,473 and $1,962 in 1999 and 2000, respectively)	$6,510	$13,406	$28,558
Maintenance	2,609	5,446	12,372

Total revenues	9,119	18,852	40,930

Cost of Revenues:
License:
License, other	321	460	654
Amortization of acquired technology	—	—	115

Total license	321	460	769

Maintenance:
Maintenance, other	251	621	1,344
Non-cash stock-based compensation	—	26	34

Total maintenance	251	647	1,378

Total cost of revenues	572	1,107	2,147

Gross profit	8,547	17,745	38,783

Operating Expenses:
Research and development:
Research and development, other	2,732	4,265	9,924
Non-cash stock-based compensation	63	550	333

Total research and development	2,795	4,815	10,257

Sales and marketing:
Sales and marketing, other	2,707	5,388	12,696
Non-cash stock-based compensation	27	277	3,509

Total sales and marketing	2,734	5,665	16,205

General and administrative:
General and administrative, other	996	1,577	3,210
Non-cash stock-based compensation	9	3,408	6,045

Total general and administrative	1,005	4,985	9,255

Purchased in-process research and development	—	—	7,180
Amortization of goodwill and other intangible assets	—	—	815

Total operating expenses	6,534	15,465	43,712

Income (loss) from operations	2,013	2,280	(4,929)
Interest income	52	88	1,655
Other expenses	—	—	(468)

Income (loss) before income taxes	2,065	2,368	(3,742)
Provision for income taxes	(45)	(82)	(3,857)

Income (loss) before share in affiliated company profit (loss)	2,020	2,286	(7,599)
Share in profit (loss) of affiliated company	8	(100)	(230)

Net income (loss)	2,028	2,186	(7,829)
Deemed preferred stock dividend	—	—	(1,218)

Net income (loss) available to common stockholders	$2,028	$2,186	$(9,047)

Net Income (Loss) Available to Common Stockholders Per Share:
Basic	$0.12	$0.11	$(0.36)

Diluted	$0.10	$0.10	$(0.36)

Shares Used in Per Share Calculation:
Basic	16,810	20,070	24,973

Diluted	21,230	21,877	24,973

The accompanying notes are an integral part of these consolidated financial statements.

EMBARCADERO TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

			Convertible Preferred Stock
	Common Stock
					Additional Paid-in Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 1, 1998	16,800	$—	—	$—	$62	$(27)	$—	$315	$350
Exercise of common stock options	38	—	—	—	2	—	—	—	2
Deferred compensation related to stock options granted	—	—	—	—	168	(168)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	99	—	—	99
Distributions to stockholders	—	—	—	—	—	—	—	(2,695)	(2,695)
Net income	—	—	—	—	—	—	—	2,028	2,028

Balance at December 31, 1998	16,838	—	—	—	232	(96)	—	(352)	(216)
Exercise of common stock options	4,337	—	—	—	217	—	(216)	—	1
Payment on notes receivable from Stockholders for purchase of Common stock	—	—	—	—	—	—	216	—	216
Deferred compensation related to stock options granted	—	—	—	—	14,214	(14,214)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	4,261	—	—	4,261
Distributions to stockholders	—	—	—	—	—	—	—	(5,700)	(5,700)
Net income	—	—	—	—	—	—	—	2,186	2,186

Balance at December 31, 1999	21,175	—	—	—	14,663	(10,049)	—	(3,866)	748
Reincorporation in Delaware	—	21	—	—	(21)	—	—	—	—
Termination of subchapter S election	—	—	—	—	(3,866)	—	—	3,866	—
Exercise of common stock options	691	1	—	—	952	—	—	—	953
Issuance of common stock in connection with the Company's initial public offering, net of issuance costs	4,800	5	—	—	43,029	—		—	43,034
Issuance of common stock in connection with a business combination	50	—	—	—	1,935	—	—	—	1,935
Issuance of Series A preferred stock	—	—	254	1,829	—	—	—	—	1,829
Allocation of discount on preferred stock	—	—	—	—	1,218	—	—	—	1,218
Deemed preferred stock dividend	—	—	—	—	(1,218)	—	—	—	(1,218)
Conversion of preferred stock to common stock	254	—	(254)	(1,829)	1,829	—	—	—	—
Deferred compensation related to stock options granted	—	—	—	—	6,758	(6,758)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	9,921	—	—	9,921
Tax benefit arising from disqualifying disposition of stock options	—	—	—	—	5,670	—	—	—	5,670
Net loss	—	—	—	—	—	—	—	(7,829)	(7,829)

Balance at December 31, 2000	26,970	$27	—	$—	$70,949	$(6,886)	$—	$(7,829)	$56,261

The accompanying notes are an integral part of these consolidated financial statements.

EMBARCADERO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	1998	1999	2000
Cash Flows from Operating Activities:
Net income (loss)	$2,028	$2,186	$(7,829)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	178	252	398
Provision for doubtful accounts	39	50	137
Amortization of acquired technology	—	—	115
Purchased in-process research and development	—	—	7,180
Amortization of goodwill and other intangible assets	—	—	815
Amortization of deferred stock-based compensation	99	4,261	9,921
Share in loss (profit) of affiliated company	(8)	100	230
Loss on disposal of property and equipment	12	14	331
Deferred income taxes, net	—	—	(717)
Changes in assets and liabilities:
Trade accounts receivable	(502)	(1,210)	(2,488)
Related party accounts receivable	(176)	(520)	(1,538)
Prepaid expenses and other current assets	(342)	170	(2,758)
Accounts payable and accrued liabilities	58	506	3,166
Deferred revenue	1,857	1,389	2,604
Other long-term assets	—	(42)	(125)

Net cash provided by operating activities	3,243	7,156	9,442

Cash Flows from Investing Activities:
Purchase of property and equipment	(297)	(882)	(2,660)
Investment in affiliated company	(8)	—	—
Acquisition of subsidiaries	—	—	(24,327)

Net cash used in investing activities	(305)	(882)	(26,987)

Cash Flows from Financing Activities:
Cash overdraft	(232)	—	—
Proceeds from issuance of common stock	—	—	43,034
Tax benefit arising from disqualifying diposition of stock options	—	—	5,670
Proceeds from issuance of preferred stock	—	—	1,829
Repayments on notes payable to stockholders	—	—	(1,000)
Distributions to stockholders	(2,695)	(4,700)	—
Proceeds from exercise of stock options	2	1	953
Payments on notes receivable from stockholders	—	216	—

Net cash provided by (used in) financing activities	(2,925)	(4,483)	50,486
Net increase in cash and cash equivalents	13	1,791	32,941
Cash and cash equivalents at beginning of year	—	13	1,804

Cash and cash equivalents at end of year	$13	$1,804	$34,745

Supplemental Cash Flow Information:
Cash paid for income taxes	—	$56	$2,315

Supplemental Non-cash Investing and Financing Activities:
Deferred stock-based compensation	$168	$14,214	$6,758

Notes payable (distribution) to stockholders	$—	$1,000	$—

Exercise of common stock options for notes receivable	$—	$216	$—

Issuance of common stock in connection with a business combination	$—	$—	$1,935

Deemed preferred stock dividend	$—	$—	$1,218

Conversion of preferred stock to common stock	$—	$—	$1,829

The accompanying notes are an integral part of these consolidated financial statements.

EMBARCADERO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Summary of Significant Accounting Policies

Description of business

    Embarcadero Technologies, Inc. (the "Company") was incorporated in California on July 23, 1993 and reincorporated in Delaware on February 15, 2000. The Company provides software products that enable organizations to build and manage e-business applications and their underlying databases. The Company's suite of products allows customers to manage the database life cycle, which is the process of creating, deploying and enhancing databases in response to evolving business and software application requirements. By simplifying the management of the database life cycle, the Company's products allow organizations to rapidly develop and ensure the availability of critical e-business applications.

    The Company markets its software and related maintenance services directly through telesales and field sales organizations in the United States, Canada and the United Kingdom, and indirectly through independent distributors in Australia, Latin America and Japan.

Consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Stock split

    On February 10, 2000, in conjunction with the initial public offering of the Company's common stock, the Company's Board of Directors approved and effected a two for one (2:1) stock split of the Company's common stock. All share, per share, and conversion amounts relating to common stock, preferred stock, and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock splits for all periods presented.

Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include levels of allowances for accounts receivable, valuation of deferred tax assets and value of the Company's capital stock. Actual results could differ from these estimates.

Cash and cash equivalents

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair value of financial instruments

    The Company's consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and notes payable. The Company considers the carrying value of cash, accounts receivable, accounts payable, accrued liabilities and notes payable in the consolidated financial statements to approximate fair value for these financial instruments due to their short maturity.

Foreign currency translation

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the United States dollar is considered to be the functional currency for the Company and its subsidiaries. Therefore, gains and losses from translation adjustments of $5,000 and $242,000 in the years ended 1999 and 2000, respectively, are charged to income and expense in the Company's consolidated statements of operations.

Concentration of credit risk

    The Company maintains its cash and cash equivalents with high credit quality financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company records an allowance for doubtful accounts receivable for credit losses at the end of each period, based on an analysis of individual aged accounts receivable balances. As a result of this analysis, the Company believes that its allowance for doubtful accounts was adequate at December 31, 1998, 1999 and 2000.

    The activity in the allowance for the doubtful accounts is summarized as follows (in thousands):

	1998	1999	2000
Allowance balance at January 1	$84	$114	$153
Amounts charged to expense	39	50	137
Amounts written off	(9)	(11)	(58)

Allowance balance at December 31	$114	$153	$232

Property and equipment

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, three years for computer equipment and software and five years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the lease term. Gains and losses from the disposal of property and equipment are taken into income in the year of disposition. Repairs and maintenance costs are expensed as incurred.

Impairment of long-lived assets

    The Company evaluates the recoverability of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows applicable to such assets. At December 31, 1999 and 2000, there was no impairment of long-lived assets.

Revenue recognition

    Total revenues consist of revenues earned under software license agreements and maintenance agreements. The Company adopted the provisions of Statement of Position 97-2, or SOP 97-2, effective

January 1, 1998. Revenues from software license agreements are recognized upon shipment, provided that a signed contract exists, the fee is fixed and determinable and collection of the resulting receivable is probable.

    Revenues from software licenses sold through distributors are recognized under the same criteria because distributors only purchase products to fulfill specific customer orders and do not hold any inventory of the Company's products.

    The Company recognizes revenues from maintenance fees, including amounts allocated from product revenues for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. For contracts with multiple obligations (e.g., deliverable and undeliverable products and maintenance), revenues are allocated to each undelivered component of the contract based on objective evidence of its fair value, which is specific to the Company. The Company recognizes revenues allocated when the criteria for revenues set forth above are met.

Cost of revenues

    Cost of license revenues includes costs associated with the delivery of software products, royalties for third party embedded software and amortization of acquired technology. Cost of maintenance revenues includes salaries and related expenses for the service organization, including stock-based compensation.

Stock-based compensation

    Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for employee stock options under Accounting Principles Board Opinion ("APB") No. 25 and follows the disclosure-only provisions of SFAS 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company's shares and the exercise price of options to purchase that stock. For purposes of estimating the compensation cost of the Company's option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

Capitalized software development costs

    Software development costs are included in research and development and are expensed as incurred. Under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," some software development costs are capitalized after technological feasibility is established. The capitalized cost is then amortized on the straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between technological feasibility, which generally has been defined as the establishment of a working model, typically occurs when the beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Comprehensive income

    Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company does not have any significant components required to be reported in comprehensive income other than its net income.

Goodwill and other intangible assets

    Purchased intangible assets are presented at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over estimated useful lives of two to four years. Goodwill arising from acquisitions (Note 2) is amortized using the straight-line method over four years.

Income taxes

    Until February 2000, the Company elected to be taxed under the S corporation provisions of the Internal Revenue Code. Thus, the stockholders of the Company were allocated their pro rata share of the Company's income in their individual returns. Due to its S corporation status, the Company was only subject to California corporate state income taxes. In February 2000, the Company converted from an S corporation to a C corporation, effective as of January 1, 2000. Accordingly, the Company is subject to federal and state income taxes.

    Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The provision for income tax expense is comprised of income taxes payable for the current period, plus the net change in deferred tax amounts during the period.

Historical net income (loss) available to common stockholders, per share

    The Company computes historical net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic net income (loss) per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution of securities by including stock options in the weighted average number of common shares outstanding for a period, if dilutive.

    A reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net income (loss) available to common stockholders per share follows (in thousands, except per share data):

	Year Ended December 31,
	1998	1999	2000
Historical net income (loss) available to common stockholders per share, basic and diluted:
Numerator for net income (loss) available to common stockholders, basic and diluted	$2,028	$2,186	$(9,047)
Denominator for basic earnings per share:
Weighted average vested common shares outstanding	16,810	20,070	24,973

Net income (loss) available to common stockholders per share basic	$0.12	$0.11	$(0.36)

Denominator for diluted net income (loss) available to common stockholders per share:
Weighted average vested common shares outstanding	16,810	20,070	24,973
Effect of dilutive securities—
Common stock options	4,420	1,807	—

Weighted average common and common equivalent shares	21,230	21,877	24,973

Net income (loss) available to common stockholders per share diluted	$0.10	$0.10	$(0.36)

Anti dilutive securities not included in net income (loss) available to common stockholders per share calculation—common stock options	—	109	3,944

Recent accounting pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities and will be adopted by the Company in 2001. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. The Company does not expect the adoption of SFAS 133 to have a material impact on the Company's financial position and results of operations.

    In December, 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, which summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 became effective during the fourth quarter of 2000. The adoption of SAB 101 did not have a material effect on the Company's financial position, results of operations or cash flow.

    In March 2000, the FASB issued FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation and interpretation of APB Opinion No. 25." This interpretation has provisions that are effective on staggered dates, some of which began after December 15, 1998 and others that became effective after June 30, 2000. The adoption of this interpretation did not have a material effect on the Company's financial position, results of operations or cash flow.

2.  Acquisitions

    In October 2000, we acquired the remaining 56% interest in our affiliate, Embarcadero Europe Ltd., for approximately $3.2 million in cash. Pursuant to the transaction, Embarcadero Europe Ltd., which is based in Maidenhead, United Kingdom, became our wholly-owned subsidiary. Embarcadero Europe Ltd. serves as our sales and marketing office for Europe, the Middle East and Africa. The acquisition of Embarcadero Europe Ltd. extends our international distribution potential.

    In November 2000, we acquired Advanced Software Technologies, Inc. based in Littleton, Colorado for approximately $13.4 million in cash. Advanced Software Technologies, Inc. is the developer of GDPro, software that enables the design, development, maintenance and enhancement of e-business applications that support Java and C++ programming languages.

    In November 2000, we acquired EngineeringPerformance, Inc. based in Toronto, Canada for approximately $7.9 million in cash and 50,000 shares of the Company's common stock valued at approximately $1.9 million. EngineeringPerformance is a developer of database performance analysis and testing software. The acquisition provides us with the technology and engineering knowledge to accelerate the introduction of new products that complement our current suite of products.

    The acquisitions were accounted for under the purchase method of accounting in accordance with APB Opinion No. 16, "Business combinations." Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair value of the net identifiable liabilities of approximately $21.4 million represents goodwill and other intangible assets and is amortized over the estimated useful lives of two to four years. Approximately $7.2 million was allocated to purchased in-process research and development and expensed at the date of acquisitions.

    The Company's allocation of the aggregate purchase price is based on management's analysis and estimates of the fair values of the tangible assets and liabilities and intangible assets, as follows (in thousands):

	Amount	Useful lives (years)
Tangible liabilities, net	$(1,271)	—
Purchased in-process research and development	7,180	—
Technology	3,230	4
Intangible assets related to the workforce	4,350	2
Goodwill	11,539	4
Other intangible assets	2,240	4

	$27,268

    In connection with the acquisitions of Advanced Software Technologies, Inc. and EngineeringPerformance, Inc., the Company allocated approximately $1.2 million and $6.0 million, respectively ($7.2 million in the aggregate), to purchased in-process research and development, which was expensed at the date of the respective acquisitions.

    The values assigned to the purchased in-process research and development were based on established valuation techniques, and management analysis and estimates. At the dates of the acquisitions, the purchased in-process research and development charges were expensed as non-recurring charges, as the in-process technology had not yet reached technological feasibility.

    The projects included in purchased in-process research and development, the percent complete and the value assigned to each project are as follows (in thousands):

Project	Estimate of Cost to Complete	Value Assigned
Advanced Software Technologies, Inc.:
Project A	25%	$750,000
Project B	30%	450,000

		$1,200,000

EngineeringPerformance, Inc.:
Project A	35%	$6,000,000

Total purchased in-process research and development		$7,200,000

    The fair value allocation to in-process research and development was determined by identifying the research projects for each acquisition for which technological feasibility had not been achieved and which had no alternative future use at the acquisition date; estimating the additional costs to be incurred to develop the in-process research and development into commercially viable products; assessing the stage and expected date of completion of the research and development effort at the acquisition date; and estimating the resulting net cash flows and then estimating the net present value of the cash flows back to their present value based on a discount rate. The discount rate is risk-adjusted to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The discount rate applied to the project cash flows was 24% for the in-process technology of Advanced Software Technologies, Inc. and 35% for EngineeringPerformance, Inc.

    The valuation for Advanced Software Technologies, Inc. includes cash-inflows from in-process technology through 2004 with revenue commencing in 2000 and 2002 from the two in-process projects. The valuation for EngineeringPerformance, Inc. includes cash-inflows from in-process technology through 2005 with revenue commencing in 2001. The Company believes that the estimated in-process technology amounts represent fair value and do not exceed the amount a third-party would pay for the projects.

    If the projects are not successfully completed, or are not completed in a timely manner, management's product pricing and growth rates may not be achieved and the Company may not realize the financial benefits expected from the projects.

    The consolidated financial statements include the results of the Company and the results of each acquired entity from each date of acquisition.

    The following table summarizes unaudited consolidated information for the Company, Embarcadero Europe Ltd., EngineeringPerformance, Inc. and Advanced Software Technologies, Inc. (in

thousands, except per share amounts), giving effect to these acquisitions as if they had occurred on January 1, 1999 and exclude purchased in-process research and development:

	Pro Forma for the year ended December 31,
	1999	2000
	(unaudited)	(unaudited)
Total revenues	$21,705	$44,473

Loss before income taxes	(8,314)	(6,315)

Net loss available to common stockholders	(7,153)	(10,327)

Loss per share—basic and diluted	$(0.36)	$(0.41)

3.  Balance Sheet Accounts (in thousands):

	December 31,
	1999	2000
Property and equipment, net:
Computer equipment and software	$976	$3,183
Furniture and fixtures	205	532
Leasehold improvements	159	712

	1,340	4,427
Less: Accumulated depreciation and amortization	(382)	(1,128)

	$958	$3,299

Goodwill and other intangible assets, net:
Technology	$—	$3,230
Intangible assets related to the workforce	—	4,350
Goodwill	—	11,539
Other intangible assets	—	2,333

	—	21,452
Less: Accumulated amortization	—	(930)

	$—	$20,522

Accounts payable and accrued liabilities:
Payroll and related expenses	$305	$1,290
Sales tax payable	132	244
Accrued state income tax	82	—
Acquisition costs payable	—	2,088
Other	287	1,175

	$806	$4,797

4.  Related Party Transactions

    In September 1998, the Company invested $8,000 in a foreign entity, Embarcadero Europe Ltd., resulting in approximately a 44% ownership interest in Embarcadero Europe Ltd. The investment was accounted for under the equity method. In October 2000, the Company exercised its option to acquire the remaining 56% ownership interest in Embarcadero Europe Ltd. for approximately $3.2 million in cash (see Note 2). In 1998, 1999 and through the date of acquisition of the remaining 56% of this entity, the Company had software product and maintenance revenues from Embarcadero Europe Ltd. totaling $18,000, $1.9 million and $2.0 million, respectively, and reimbursed Embarcadero Europe Ltd. for marketing and administrative expenses of $156,000, $714,000 and $0, respectively.

    In 1999 and 2000, the Company leased office space controlled by an individual who became a stockholder and employee of the Company in 1999. Total payments for rent were $51,000 and $115,000 for the years ended December 31, 1999 and 2000, respectively. The lease was terminated in November 2000.

5.  Income Taxes

    In January 2000, the Company began operating as a C corporation. Prior to that, the Company was an S corporation and, accordingly, was not subject to federal income tax. The provision for income taxes consists of the following (in thousands):

	December 31,
	1998	1999	2000
Current:
Federal	$—	$—	$3,813
State	45	82	744
Foreign	—	—	17

	45	82	4,574
Deferred (benefit):
Federal	—	—	(657)
State	—	—	(60)

	—	—	(717)

Total provision for income taxes	$45	$82	$3,857

    In 2000, income (loss) before taxes consisted of a $6.2 million loss from U.S. operations and $2.4 million of income from foreign operations.

    The effective tax rate for the year ended December 31, 2000 differs from the applicable U.S. statutory federal income tax rate as follows:

December 31, 2000
U.S. statutory federal tax rate	35.0%
State taxes, net of federal benefit	5.8%
Amortization of goodwill and other intangible assets	(78.7)%
Non-cash stock-based compensation	(66.6)%
Tax exempt interest and other permanent differences	(7.3)%
Research and development credits	8.7%

Effective tax rate	(103.1)%

    The primary components of the net deferred tax asset are as follows (in thousands):

December 31, 2000
Deferred tax asset:
Net operating losses, federal and state	$2,883
State taxes	264
Allowances and accruals	277

Deferred tax asset	3,424
Deferred tax liability:
Non-goodwill intangibles	(3,287)

Net deferred tax asset	$137

    As part of the acquisitions made during the fourth quarter of 2000, the Company acquired net operating losses ("NOLs") approximating $7.6 million for federal and state tax purpose. These NOLs can be carried forward to offset future taxable income, if any. The NOL carryforwards begin to expire in 2006. Pursuant to the provisions of Section 382 of the Internal Revenue Code, utilization of the NOLs are subject to limitations due to a greater than 50% change in ownership of the acquired companies.

6.  Commitments

Bank credit facility

    The Company has a $2.0 million revolving credit facility with a bank that bears interest at the prime rate and expires on May 31, 2001. The credit facility requires the Company to maintain various quarterly financial covenants including covenants related to tangible net worth, working capital and total liabilities. As of December 31, 2000, we had not utilized this credit facility.

Royalty obligations

    In December 1998, the Company entered into an agreement to license and integrate certain third party software into the Company's products, under which the Company is obligated to pay royalties on proceeds from sales of such products. The initial term of the agreement was two years. The agreement is automatically extended for additional one-year terms thereafter, unless either party gives at least two months advance notice of termination. In 1999 and 2000, the Company paid royalty fees of approximately $101,000 and $217,000, respectively, under this agreement.

Reimbursement of expenses

    In connection with the Company's investment in Embarcadero Europe Ltd. (see Note 4), the Company was obligated to reimburse Embarcadero Europe Ltd. for marketing and distribution expenses of $43,000 a month. Effective September 1999, the Company agreed to amend the agreement to reimburse expenses at the higher of a rate of 25% of Embarcadero Europe Ltd.'s gross revenues or a monthly amount of $43,000. In October 2000, Embarcadero Europe Ltd. became a wholly-owned subsidiary of the Company (see Note 2).

Leases

    The Company leases office space and equipment under noncancelable operating lease agreements that expire at various dates through 2008. Rent expense for the years ended December 31, 1998, 1999 and 2000 was $118,000, $308,000 and $1.2 million, respectively. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

    Future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to December 31, 2000, are as follows (in thousands):

Year Ended December 31,	Operating Leases
2001	$2,095
2002	2,518
2003	2,162
2004	1,614
2005	1,230
Thereafter	2,759

Total minimum lease payments	$12,377

7.  Stockholders' equity

Initial public offering

    In April 2000, the Company completed an initial public offering and issued 4,800,000 shares of common stock to the public at a price of $10.00 per share. As a result of the offering, the Company received approximately $43.0 million, net of underwriting discounts, commissions, offering costs and expenses payable by the Company. Simultaneously, all outstanding shares of preferred stock were automatically converted into common stock.

Preferred stock

    The Company is authorized to issue 5,000,000 shares of preferred stock, none of which is issued or outstanding. The Board of Directors has the authority to issue the stock in one or more series and to fix rights, preferences, privileges and restrictions, and the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders.

    In February 2000, the Company sold 253,893 shares of series A convertible preferred stock for $1.8 million. The holders of Series A convertible preferred stock had certain rights and preferences including voting rights, dividends, liquidation and conversion.

    The conversion ratio of the series A convertible preferred stock was 1:1. Conversion was automatic in the event of a public offering of the Company's common stock that met certain specified criteria. In connection with the Company's initial public offering in April 2000, all outstanding shares of Series A convertible preferred stock were converted into 253,893 shares of common stock.

    The Company incurred a charge for a deemed preferred stock dividend against earnings attributable to common stockholders of approximately $1.2 million in the year ended December 31, 2000.

EMBARCADERO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.  Stock Option Plans

Amended and Restated Embarcadero Technologies, Inc. 1993 Stock Option Plan

    In November 1993, the Company adopted the 1993 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. At December 31, 2000, the Company had reserved 11,300,000 shares of Common Stock for issuance under the Plan. In February 2000, the Company's Board of Directors and stockholders approved the amendment and restatement of the 1993 Stock Option Plan. A total of 11,300,000 shares of common stock have been authorized for issuance under the 1993 Stock Option Plan as amended. Options under the Plan may be granted for periods of up to ten years and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable at such times and under such conditions as determined by the Board of Directors.

    Activity under the Plan is set forth as follows (in thousands, except per share amounts):

	Number of Shares Available	Number Of Options Issued and Outstanding	Weighted Average Exercise Price Per Share	Aggregate Price
Balances, January 1, 1998	6,756	4,544	$0.05	$227
Options granted	(177)	177	0.05	9
Options exercised	—	(38)	0.05	(2)
Options cancelled	96	(96)	0.05	(5)

Balances, December 31, 1998	6,675	4,587	0.05	229
Options granted	(2,599)	2,599	0.85	2,210
Options exercised	—	(4,337)	0.05	(217)
Options cancelled	170	(170)	0.23	(39)

Balances, December 31, 1999	4,246	2,679	0.81	2,183
Options granted	(2,874)	2,874	15.56	44,719
Options exercised	—	(692)	1.38	(953)
Options cancelled	917	(917)	4.70	(4,314)

Balances, December 31, 2000	2,289	3,944	$10.01	$41,635

    For financial reporting purposes, the Company has determined that the estimated value of common stock determined in anticipation of the Company's initial public offering was in excess of the exercise price, which was deemed to be the fair value as of the dates of grant. In connection with the grants of such options, the Company recognized deferred compensation of approximately $168,000 in 1998, $14.2 million in 1999 and $6.8 million in 2000. Deferred stock-based compensation will be amortized over the vesting periods utilizing the multiple option method; approximately $99,000 was expensed in the year ended December 31, 1998, $4.3 million in 1999 and $9.9 million in 2000.

	Options Outstanding at December 31, 2000			Options Exercisable at December 31, 2000
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
	(in 000's)			(in 000's)
$0.05	175	7.20	$0.05	121	$0.05
0.25	1,143	8.42	0.25	363	0.25
0.50-1.25	92	8.79	0.60	24	0.50
1.50	867	9.03	1.50	65	1.50
5.00	178	9.04	5.00	14	5.00
12.00	486	8.68	12.00	17	12.00
13.25-28.32	622	9.81	26.32	5	24.00
30.00-35.63	148	9.32	32.58	15	30.00
36.38	20	9.66	36.38	0	0.00
43.00	213	9.78	43.00	0	0.00

	3,944	8.90	$10.01	624	$1.69

    At December 31, 1998, 1999 and 2000, 1,499,000, 1,221,000 and 624,000 shares were exercisable at weighted average exercise prices of $0.05, $0.27 and $1.69, respectively.

Fair value disclosures

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended December 31,
	1998	1999	2000
Net income (loss) available to common stockholders:
As reported	$2,028	$2,186	$(9,047)
Pro forma	2,027	2,088	(13,356)
Basic net income (loss) available to common stockholders per share:
As reported	0.12	0.11	(0.36)
Pro forma	0.12	0.11	(0.53)
Diluted net income (loss) available to common stockholders per share:
As reported	0.10	0.10	(0.36)
Pro forma	0.10	0.10	(0.53)

    The fair value of each option grant is estimated on the date of grant using the fair value method for 1998 and 1999, and the fair value method for 2000 using the following weighted average assumptions:

	Year Ended December 31,
	1998	1999	2000
Risk-free interest rate	5.42%	5.00%	6.14%
Expected life	3 years	3.5 years	4 years
Expected dividends	$—	$—	$—
Volatility	—	—	79%

    The weighted average per share fair value of common stock options granted during 1998, 1999 and 2000 was $1.85, $6.75 and $11.42, respectively.

2000 Nonemployee Directors Stock Option Plan

    The Company adopted the 2000 Nonemployee Directors Stock Option Plan in February 2000 and has reserved a total of 200,000 shares of common stock for issuance thereunder. Of these shares, 50,000 were subject to outstanding options as of December 31, 2000. Under the plan, each director receives an automatic grant of a nonstatutory stock option to purchase 25,000 shares of common stock on the date on which such person first becomes a director. At the first board of directors meeting immediately following each annual stockholders meeting beginning with the 2001 annual stockholders meeting, the Company automatically grants each director a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of options under the plan is equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the plan is ten years. The options become exercisable over three years in equal quarterly installments. The plan will terminate in February 2010, unless terminated earlier in accordance with the provisions of the plan.

9.  Employee Benefit Plans

    The Company sponsors a 401(k) defined contribution plan covering all employees. Under the plan, employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. The Company has not made any contributions under this plan since inception.

10.  Segment Reporting

    The Company operates in one industry segment. The Company's geographic sales data based on customer destination is defined by region: North America, United Kingdom (U.K.) and Other. The Company's wholly-owned subsidiary, Embarcadero Europe Ltd., transacts all sales in Europe, the Middle East and Africa. Various distributors handle sales in regions outside Europe, the Middle East, Africa and North America.

    Revenue by geographic region was as follows (in thousands):

	Year Ended December 31,
	1998	1999	2000
North America	$8,895	$16,800	$35,157
U.K.	160	1,975	4,820
Other	64	77	953

	$9,119	$18,852	$40,930

11.  Subsequent Events

Public Offering

    In February 2001, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for a primary and secondary offering of the Company's common stock.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    On October 9, 2000, Embarcadero Technologies, Inc. acquired the remaining 56% interest in its affiliate, Embarcadero Europe Ltd., for approximately $3.2 million. Pursuant to the transaction, Embarcadero Europe Ltd., which is based in Maidenhead, United Kingdom, became a wholly-owned subsidiary of the Company.

    On November 7, 2000, the Company completed the acquisitions of all the outstanding stock of Advanced Software Technologies, Inc. for approximately $13.4 million in cash.

    On November 10, 2000, the Company completed the acquisition of all of the outstanding stock of EngineeringPerformance, Inc. for approximately $7.9 million in cash and 50,000 shares of the Company's common stock, which were valued at $1.9 million in the aggregate.

    The acquisitions were accounted for under the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values.

    The accompanying unaudited pro forma combined statements of operations for Embarcadero Technologies, Inc. for the year ended December 31, 2000, and the accompanying related notes assume that the acquisitions were consummated on January 1, 2000.

    The unaudited pro forma combined statements of operations are based on the historical financial statements of the Company for the year ended December 31, 2000, Embarcadero Europe Ltd. for the period beginning January 1, 2000 through October 9, 2000, Advanced Software Technologies, Inc. for the period beginning January 1, 2000 through November 7, 2000 and EngineeringPerformance, Inc. for the period beginning January 1, 2000 through November 10, 2000. The operations of the companies acquired from the dates of acquisitions through December 31, 2000 have been included in the Company's historical financial statements. They are not necessarily indicative of the combined entity's operations had the acquisition actually occurred on the dates indicated, nor are they necessarily indicative of future operations. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the unaudited pro forma combined statements of operations.

    These unaudited pro forma combined statements of operations are based on and should be read in conjunction with the historical consolidated financial statements and related notes thereto of the Company for the year ended December 31, 2000 and the financial statements and related notes of Embarcadero Europe Ltd., Advanced Software Technologies, Inc. and EngineeringPerformance, Inc.

Unaudited Pro Forma Combined Statements

of Operations For the Year Ended December 31, 2000

	Embarcadero Technologies, Inc.	Embarcadero Europe Ltd.	Advanced Software Technologies Inc.	Engineering Performance, Inc.	Adjustments (see note 2)		Combined Consolidated
Revenues:
License	28,558	2,625	1,332	—	(1,827)	A	30,688
Maintenance	12,372	516	897	—	—		13,785

Total Revenues	40,930	3,141	2,229	—	(1,827)		44,473

Cost of revenues:
License	654	157	220	—	—		1,031
In-progress technology	115	—	—	—	692	B	807
Maintenance	1,344	1,827	241	—	(1,827)	A	1,585
Non-cash stock-based compensation	34	—	—	—	—		34

Total cost of revenues	2,147	1,984	461	—	(1,135)		3,457

Gross profit	38,783	1,157	1,768	—	692		41,016

Operating expenses:
Research and development	9,924	—	1,143	831	—		11,898
Non-cash stock-based compensation	333	—	—	—	—		333
Sales and marketing	12,696	1,530	1,825	—	—		16,051
Non-cash stock-based compensation	3,509	—	—	—	—		3,509
General and administrative	3,210	347	486	65	—		4,108
Non-cash stock-based compensation	6,045	—	—	—	—		6,045
Purchased in process research and development	7,180	—	—	—	(7,180)	C	0
Amortization of goodwill	815	—	—	—	4,174	B	4,989

Total operating expenses	43,712	1,877	3,454	896	(3,006)		46,933
Loss from operations	(4,929)	(720)	(1,686)	(896)	2,314		(5,917)
Interest income	1,655	1	—	10	(1,477)	D	189
Interest expense and other	(468)	—	(119)	—	—		(587)

Loss before income taxes	(3,742)	(719)	(1,805)	(886)	837		(6,315)
Provision for income taxes	3,857	—	—	—	(1,063)	E	2,794

Loss before share in affiliated company	(7,599)	(719)	(1,805)	(886)	1,900		(9,109)
Share in loss of affiliated company	230	—	—	—	(230)	F	—

Net income (loss)	(7,829)	(719)	(1,805)	(886)	2,130		(9,109)
Deemed preferred stock dividend	(1,218)	—	—	—	—		(1,218)

Net income (loss) available to common stockholders	(9,047)	(719)	(1,805)	(886)	2,130		(10,327)

Pro forma net income (loss) Available to common stockholders per share
Basic and diluted	$(0.36)						$(0.41)

Shares used in per share calculation
Basic	24,973						25,017

Diluted	24,973						25,017

NOTE 1—UNAUDITED PRO FORMA COMBINED NET LOSS PER SHARE:

    The net loss per share and shares used in computing the net loss per share for the year ended December 31, 2000 are based upon the Company's historical weighted average common shares outstanding together with the shares issued in the transaction as if such shares were issued January 1, 2000. Common stock issuable upon the exercise of stock options has been excluded, as the effect would be anti-dilutive for all periods presented.

NOTE 2—PURCHASE ADJUSTMENTS:

    The following adjustments were applied to the combined financial statements:

(A)
To eliminate intercompany transactions

(B)
To record the amortization expense associated with intangible assets over their estimated useful life as if the acquisition had occurred on January 1, 2000. The goodwill amortization expense for Embarcadero Europe, Advanced and Engineering Performance was $722,000, $3,146,000 and $306,000, respectively. The amortization of in-process technology is entirely attributable to Engineering Performance.

(C)
The In Process research and development is not included in the pro forma statements of operation as it is a non-recurring expense.

(D)
To eliminate the interest income earned as if the acquisition had occurred on January 1, 2000. The implicit interest rate used was 7%. The interest income attributable to Embarcadero Europe, Advanced and Engineering Performance was $194,000, $875,000 and $408,000, respectively.

(E)
To record the deferred tax liability arising from amortization of intangible assets net of deferred tax asset arising from the expected utilization of net operating losses.

(F)
To eliminate the Company's share in losses of Embarcadero Europe Ltd.

Embarcadero Europe Limited

Company Information

Directors	S Wong J Louth
Secretary	J Louth
Company Number	3228491
Registered Office	Broadway House Maidenhead Berks SL6 1NJ
Auditors	PricewaterhouseCoopers Harman House 1 George Street Uxbridge Middlesex UB8 1QQ
Business Address	Braywick House West Windsor Road Maidenhead Berkshire Sl6 1DN

Embarcadero Europe Limited

Statement of Directors' Responsibilities

    Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

  •
  select suitable accounting policies and then apply them consistently;

  •
  make judgements and estimates that are reasonable and prudent;

  •
  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

  •
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

    The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Report of Independent Accountants

Auditors' Report to The Members of
Embarcadero Europe Limited

    We have audited the financial statements for the periods ended 31 December 1999 and 31 December 1998 on pages F-26 to F-36 which have been prepared under the historical cost convention and the accounting policies set out on page F-30. The interim results included in this report for the periods ended 30 June 2000 and 1999 have not been audited.

    These financial statements have not been prepared under section 226 of the United Kingdom Companies Act and were prepared solely for the purposes of management.

Respective Responsibilities of Directors and Auditors

    The directors are responsible for preparing the financial statements and accompanying information. As described on page F-23, this includes responsibility for preparing the financial statements and accompanying information, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board and our profession's ethical guidance.

    We report to you our opinion as to whether the financial statements give a true and fair view. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and transactions is not disclosed.

Basis of Opinion

    We conducted our audit in accordance with auditing standards generally accepted in the United States and auditing standards generally accepted in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

    We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

    In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 1999 and 1998 and of its loss and cash flow for the periods then ended and have been properly prepared in accordance with generally accepted accounting principles.

    We have not performed an audit on the interim results ended 30 June 2000 and 30 June 1999 and do not give any opinion or assurance on these results included in the financial statements.

PricewaterhouseCoopers

Chartered Accountants
and Registered Auditors                                              15 December 2000

London, United Kingdom

    PricewaterhouseCoopers is the successor partnership to the UK firms of Price Waterhouse and Coopers & Lybrand. The principal place of business of PricewaterhouseCoopers and its associate partnerships, and of Coopers & Lybrand, is 1 Embankment Place, London WC2N 6NN. The principal place of business of Price Waterhouse is Southwark Towers, 32 London Bridge Street, London SE1 9SY. Lists of the partners' names are available for inspection at those places.

    All partners in the associate partnerships are authorised to conduct business as agents of, and all contracts for services to clients are with, PricewaterhouseCoopers. PricewaterhouseCoopers is authorised by the Institute of Chartered Accountants in England and Wales to carry on investment business.

Embarcadero Europe Limited

Profit and Loss Account for the Periods Ended
31 December 1999, 1998 and 30 June 2000 (unaudited) and 1999 (unaudited)

	Note	Unaudited 6 Months Ended 30 June 2000	Unaudited 6 Months Ended 30 June 1999	12 Months Ended 31 December 1999	3 Months Ended 31 December 1998
		£	£	£	£
TURNOVER		1,168,724	590,067	1,465,483	139,762
Cost of sales		(696,366)	(332,030)	(879,435)	(48,757)

GROSS PROFIT		472,358	258,037	586,048	91,005
Administrative expenses		(789,282)	(298,533)	(876,915)	(103,691)

OPERATING LOSS	2	(316,924)	(40,496)	(290,867)	(12,686)
Other interest receivable and similar income	3	22	—	606	—

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(316,902)	(40,496)	(290,261)	(12,686)
Tax on loss on ordinary activities	4	—	—	2,300	(2,300)

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION	9	(316,902)	(40,496)	(287,961)	(14,986)

    The profit and loss account has been prepared on the basis that all operations are continuing operations.

    There are no recognised gains and losses other than those passing through the profit and loss account.

    There is no difference between the results stated above and their historical cost equivalents.

    The notes on pages F-29 to F-36 form part of these financial statements.

Embarcadero Europe Limited

Balance Sheet as at 31 December 1999, 1998,
and 30 June 2000 (unaudited)

	Note	Unaudited 30 June 2000	31 December 1999	31 December 1998
		£	£	£
FIXED ASSETS
Tangible assets	5	62,077	16,086	6,789

CURRENT ASSETS
Debtors	6	622,679	439,899	226,201
Cash at bank and in hand		80,295	37,874	118,858

		702,974	477,773	345,059
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	7	(1,269,256)	(681,162)	(356,134)

NET CURRENT LIABILITIES		(566,282)	(203,389)	(11,075)

TOTAL ASSETS LESS CURRENT LIABILITIES		(504,205)	(187,303)	(4,286)

CAPITAL AND RESERVES
Called up share capital	8	11,244	11,244	10,700
Profit and loss account	9	(515,449)	(198,547)	(14,986)

SHAREHOLDERS' DEFICIT—EQUITY INTERESTS	10	(504,205)	(187,303)	(4,286)

The notes on pages F-29 to F-36 form part of these financial statements.

Embarcadero Europe Limited

Cash Flow Statement for the Periods Ended 31 December 1999,
1998 and 30 June 2000 (unaudited) and 1999 (unaudited)

	Note	Unaudited 30 June 2000	Unaudited 30 June 1999	31 December 1999	31 December 1998
		£	£	£	£
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	1	96,513	67,460	(65,176)	115,539

Interest received		22	—	606	—

NET CASH PROVIDED BY OPERATING ACTIVITIES		96,535	67,460	(64,570)	115,539
INVESTING ACTIVITIES
Payments to acquire tangible assets		(54,114)	(17,934)	(16,958)	(7,381)

NET CASH USED IN INVESTING ACTIVITIES		(54,114)	(17,934)	(16,958)	(7,381)

NET CASH INFLOW/(OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING		42,421	49,526	(81,528)	108,158
FINANCING
Issue of ordinary share capital		—	—	544	10,700

NET CASH INFLOW FROM FINANCING ACTIVITIES		—	—	544	10,700
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS IN THE PERIODS	2	42,421	49,526	(80,984)	118,858

Embarcadero Europe Limited

Notes to the Cash Flow Statement

For the Periods Ended 31 December 1999, 1998
and 30 June 2000 (unaudited) and 1999 (unaudited)

1 Reconciliation of Operating Profit to Net Cash Inflow/(Outflow) from Operating Activities

	Note	Unaudited 30 June 2000	Unaudited 30 June 1999	31 December 1999	31 December 1998
		£	£	£	£
Operating loss		(316,924)	(40,496)	(290,867)	(12,686)
Employee share compensation		—	—	104,400	—
Depreciation of tangible assets		8,123	3,843	7,661	592
(Increase)/decrease in debtors		(182,780)	(241,348)	(213,698)	(226,201)
Increase in creditors within one year		588,094	345,461	327,328	353,834

Net cash (outflow)/inflow from operating activities		96,513	67,460	(65,176)	115,539

2 Analysis of Net Funds

	31 December 1998	Cashflow	Other Non-cash Changers	31 December 1999
	£	£	£	£
Net cash:
Cash at bank and in hand	118,858	(80,984)	—	37,874

Debt	—	—	—	—

Net funds	118,585	(80,984)	—	37,874

	31 December 1998	Cashflow	Other Non-cash Changers	30 June 1999
Cash at bank and in hand	118,858	49,526	—	168,384

	31 December 1999	Cashflow	Other Non-cash Changers	30 June 2000
Cash at bank and in hand	37,874	42,421	—	80,295

Embarcadero Europe Limited

Notes to the Financial Statements

For the Periods Ended 31 December 1999, 1998
and 30 June 2000 (unaudited) and 1999 (unaudited)

1 Accounting Policies

(a) Accounting Convention

    The financial statements are not prepared under section 226 of the Companies Act 1985. The financial statements have been prepared under the historical cost basis, solely for the purposes of management.

(b) Turnover

    Turnover represents amounts receivable for goods and services net of VAT and trade discounts. Approximately 28% of turnover relates to non-UK markets. Software revenue is recognised upon delivery of goods to customers. Support and maintenance revenue is recognised rateably over the period of the contract and deferred as appropriate.

(c) Tangible Fixed Assets and Depreciation

    Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

Computer equipment	At 33.3% on cost
Fixtures and fittings	At 15% on cost

(d) Leasing

    Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

(e) Deferred Taxation

    Deferred taxation is provided at appropriate rates on all timing differences using the liability method only to the extent that, in the opinion of the directors, there is a reasonable probability that a liability or asset will crystallise in the foreseeable future.

(f)  Foreign Currency Translation

    Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

(g) Employee Share Compensation

    The difference between the price paid for shares or options at date of issue or grant to employees and the fair value of those shares or options at that date is charged to the profit and loss account as an employee share compensation cost.

2 Operating Loss

	Unaudited 6 Months Ended 30 June 2000	Unaudited 6 Months Ended 30 June 1999	12 Months Ended 31 December 1999	3 Months Ended 31 December 1998
	£	£	£	£
Operating loss is stated after charging:
Depreciation of tangible assets	8,123	3,843	7,661	592
Rent and rates	24,136	13,150	34,008	3,614
Auditors' remuneration	1,630	—	3,500	—

3 Other Interest Receivable and Similar Income

	Unaudited 6 Months Ended 30 June 2000	Unaudited 6 Months Ended 30 June 1999	12 Months Ended 31 December 1999	3 Months Ended 31 December 1998
	£	£	£	£
Bank interest	22	—	606	—

4 Taxation

	Unaudited 6 Months Ended 30 June 2000	Unaudited 6 Months Ended 30 June 1999	12 Months Ended 31 December 1999	3 Months Ended 31 December 1998
	£	£	£	£
UK corporation tax at 20.25% (1998: 21%)	—	—	2,300	(2,300)

    Deferred tax is not provided in the accounts (1998: £nil) as a result of deferred revenue and operating losses giving rise to a deferred tax asset.

5 Tangible Fixed Assets

	Computer Equipment	Fixtures and Fittings	Total Fixed Assets
	£	£	£
Cost
At 1 January 1999	6,879	502	7,381
Additions	15,036	1,922	16,958

At 31 December 1999	21,915	2,424	24,339

Depreciation
At 1 January 1999	573	19	592
Charge for the year	7,297	364	7,661

31 December 1999	7,870	383	8,253

Net Book Value
At 31 December 1999	14,045	2,041	16,086

At 31 December 1998	6,306	483	6,789

5 Tangible Fixed Assets—Unaudited

	Computer Equipment	Fixtures and Fittings	Total Fixed Assets
	£	£	£
Cost
At 1 January 2000	21,915	2,424	24,339
Additions	46,022	8,092	54,114

At 30 June 2000	67,937	10,516	78,453

Depreciation
At 1 January 2000	7,870	383	8,253
Charge for the 6 months to 30 June 2000	7,638	485	8,123

At 30 June 2000	15,508	868	16,376

Net Book Value
At 30 June 2000	52,429	9,648	62,077

6 Debtors

	Unaudited 30 June 2000	31 December 1999	31 December 1998
	£	£	£
Trade debtors	614,781	376,764	226,199
Other debtors	126	2,923	2
Prepayments	2,280	44,289	—
VAT	5,492	15,923	—

	622,679	439,899	226,201

7 Creditors: Amounts Falling Due within One Year

	Unaudited 30 June 2000	31 December 1999	31 December 1998
	£	£	£
Trade creditors	944,980	474,139	248,564
Taxation and social security	16,838	8,745	22,236
Other creditors	73,869	34,770	59,229
Deferred revenue	233,569	163,508	26,105

	1,269,256	681,162	356,134

8 Share Capital

	Unaudited 30 June 2000	31 December 1999	31 December 1998
	£	£	£
Authorised
100,000 Ordinary shares of £1 each	100,000	100,000	100,000

Allotted, called up and fully paid
11,244 Ordinary shares of £1 each	11,244	11,244	10,700

9 Statement of Movements on Profit and Loss Account

	Unaudited 30 June 2000	Unaudited 30 June 1999	Profit and Loss Account at 31 December 1999	Profit and Loss Account at 31 December 1998
	£	£	£	£
Balance at beginning of period	(198,547)	(14,986)	(14,986)	—
Retained loss for the period	(316,902)	(40,496)	(287,961)	(14,986)
Employee share compensation	—	—	104,400	—

Balance at the End of the Period	(515,449)	(55,482)	(198,547)	(14,986)

Embarcadero Europe Limited

Notes to the Financial Statements (Continued)

For the Periods Ended 31 December 1999, 1998
and 30 June 2000 (unaudited) and 1999 (unaudited)

10 Reconciliation of Movements in Shareholders' Funds

	Unaudited 30 June 2000	Unaudited 30 June 1999	31 December 1999	31 December 1998
	£	£	£	£
Loss for the financial period	(316,902)	(40,496)	(287,961)	(14,986)
Employee share compensation	—	—	104,400	—
Proceeds from issue of shares	—	—	544	10,698

Net depletion in shareholders' funds	(316,902)	(40,496)	(183,017)	(4,288)
Opening shareholders' funds	(187,303)	(4,286)	(4,286)	2

Closing shareholders' funds	(504,205)	(44,782)	(187,303)	(4,286)

11 Financial Commitments

    The company had annual commitments under non-cancellable operating leases as follows:

	Unaudited 30 June 2000	31 December 1999	31 December 1998
	£	£	£
Expiry date:
Within one year	—	9,285	—

12 Transactions With Directors

    For the year ended 31 December 1999, £37,000 (1998: £9,000) consultancy fees were paid to Archway Commercial Investments of which T R D Rollo is a director. Archway Commercial Investments holds 2,400 £1 Ordinary Shares in Embarcadero Europe Limited. For the 6 months ended 30 June 2000, £2,000 (£11,500: June 1999) consultancy fees were paid to Archway Commercial Investments.

    A further £39,500 (1998: £6,000) consultancy fees were paid to J Louth, a director of the company. For the 6 months ended 30 June 2000 £29,337 (£15,500: June 1999) were paid to J Louth as consultancy fees and remuneration.

13 Related Party Transactions

    On 1 October 1998, the Company entered into a licensing and distribution agreement with Embarcadero Technologies Incorporated in terms of which royalty payments are made. For the year ended 31 December 1999, £851,418 (1998: £46,691) was payable to Embarcadero Technologies Incorporated as royalties on sales, £461,772 is included in creditors at the year-end. For the 6 months ended 30 June 2000 these costs amounted to £892,319 (£332,030: June 1999).

    Embarcadero Technologies Inc owns 5,044 (1998: 4,800) £1 Ordinary Shares in Embarcadero Europe Limited and S Wong is a director of both companies. This represents an ownership of 44,86% of the Company.

14 Events Subsequent to Year End

    On 9 October 2000 Embarcadero Technologies Inc exercised its call option to acquire the remaining 56% of the Company from its former owners, and is now the full owner and ultimate parent of the Company.

15 Summary of Principal Differences Between United Kingdom and United States Generally Accepted Accounting Principles

    The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). No material adjustments to the loss on ordinary activities after taxation or shareholder's deficit are required as a result of applying accounting principles generally accepted in the United States (US GAAP).

  Cash Flow Information

    Under UK GAAP, the Cash Flow Statements are presented in accordance with FRS 1(revised), Cash Flow Statements. The statements prepared under FRS 1 present substantially the same information as that required under US GAAP as interpreted by SFAS 95 Statement of Cash Flows.

    A summary of the company's operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	Unaudited 30 June 2000	Unaudited 30 June 1999	31 December 1999	31 December 1998
	£	£	£	£
Net cash provided by (used in) operating activities	96,535	67,460	(64,570)	115,539
Net cash used in investing activities	(54,114)	(17,934)	(16,958)	(7,381)
Net cash provided by financing activities	—	—	544	10,700

Net increase (decrease) in cash and cash equivalents	42,421	49,526	(80,984)	118,858
Cash and cash equivalents at the beginning of the period	37,874	118,858	118,858	—

Cash and cash equivalents at the end of the period	80,295	168,384	37,874	118,858

16 Comparative Results

    The Company was incorporated and commenced trading on 1 October 1998 and the comparative results ended 31 December 1998 therefor represent a 3-month period.

17 Interim Results Included in the Financial Statements

    The accompanying interim financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and June 30, 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations, and its cash flow as of June 30, 2000 and for the six months ended June 30, 2000 and June 30, 1999. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the six months ended June 30, 2000 and June 30, 1999 are not necessarily indicative of the results to be expected for the respective full year.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
  of EngineeringPerformance, Inc.
(a company in the development stage)
(formerly Jscape Corporation)

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of EngineeringPerformance, Inc. (a company in the development stage) (formerly Jscape Corporation) and its subsidiary at January 31, 2000 and the results of their operations and their cash flows for the year ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these consolidated statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Jose, California
January 12, 2001

EngineeringPerformance, Inc.

(A Company in the Development Stage)
(Formerly Jscape Corporation)

Consolidated Balance Sheets

	January 31, 2000	October 31, 2000
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,857	$277,963
Accounts receivable	12,000	—

Total current assets	18,857	277,963
Property and equipment, net	3,724	94,337

Total assets	$22,581	$372,300

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$—	$250,000
Loan payable to related party	15,000	—

Total current liabilities	15,000	250,000

Minority interest	—	9,192

Stockholders' equity:
Common Stock: $0.01 par value; 10,000,000 shares authorized; 801,000 shares issued and outstanding at January 31, 2000 and 4,001,000 (unaudited) issued and outstanding at October 31, 2000	8,010	40,010
Additional paid-in capital	592	897,592
Accumulated deficit	(1,021)	(824,494)

Total stockholders' equity	7,581	113,108

Total liabilities and stockholders' equity	$22,581	$372,300

The accompanying notes are an integral part of these consolidated financial statements.

EngineeringPerformance, Inc.

(A Company in the Development Stage)
(Formerly Jscape Corporation)

Consolidated Statements of Operations

		Nine Months Ended October 31,
	Year Ended January 31, 2000
		1999	2000
		(Unaudited)
Revenues	$34,214	$18,378	$900

Operating Expenses:
Research and development	—	—	841,200
General and administrative	13,465	8,793	55,688

Total operating expenses	13,465	8,793	896,888

Income (loss) from operations	20,749	9,585	(895,988)
Interest income	—	—	10,707

Income (loss) from operations of the Company and its consolidated subsidiary	20,749	9,585	(885,281)
Minority interest in losses of a subsidiary	—	—	61,808

Net income (loss)	$20,749	$9,585	$(823,473)

The accompanying notes are an integral part of these consolidated financial statements.

EngineeringPerformance, Inc.

(A Company in the Development Stage)
(Formerly Jscape Corporation)

Consolidated Statements of Stockholders' Equity (Deficit)

	Common Stock				Total Stockholders' Equity (Deficit)
			Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount
Balances at January 31, 1999	801,000	$8,010	$592	$(21,770)	$(13,168)
Net income	—	—	—	20,749	20,749

Balances at January 31, 2000	801,000	8,010	592	(1,021)	7,581
Capital contribution received from a shareholder upon incorporation of a subsidiary in September, 2000	3,200,000	32,000	897,000	—	929,000
Net loss	—	—	—	(823,473)	(823,473)

Balances at October 31, 2000 (unaudited)	4,001,000	$40,010	$897,592	$(824,494)	$113,108

The accompanying notes are an integral part of these consolidated financial statements.

EngineeringPerformance, Inc.

(A Company in the Development Stage)
(Formerly Jscape Corporation)

Consolidated Statements of Cash Flows

		Nine Months Ended October 31,
	Year Ended January 31, 2000
		1999	2000
		(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$20,749	$9,585	$(823,473)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposal of fixed assets	2,321	—	—
Depreciation	5,629	4,222	6,519
Minority interest in losses of a subsidiary	—	—	(61,808)
Changes in current assets and liabilities:
Accounts receivable	(11,889)	(4,482)	12,000
Accounts payable	(791)	(778)	250,000
Deferred revenue	(8,789)	(6,592)	—

Net cash provided by (used in) operating activities	7,230	1,955	(616,762)

Cash Flows from Investing Activities:
Purchase of property and equipment	(901)	(901)	(97,132)
Cash received from a third party upon incorporation of a subsidiary	—	—	1,000,000

Net cash provided by (used in) investing activities	(901)	(901)	902,868

Cash Flows from Financing Activities:
Payments on loan payable to related party	—	—	(15,000)

Net cash used in financing activities	—	—	(15,000)

Net increase in cash and cash equivalents	6,329	1,054	271,106
Cash and cash equivalents at beginning of period	528	528	6,857

Cash and cash equivalents at end of period	$6,857	$1,582	$277,963

The accompanying notes are an integral part of these consolidated financial statements.

EngineeringPerformance, Inc.

(A Company in the Development Stage)
(Formerly Jscape Corporation)

Notes to Consolidated Financial Statements

Year Ended January 31, 2000 and the Nine Months Ended October 31, 2000

Note 1—The Company and Summary of Significant Accounting Policies:

The Company

    EngineeringPerformance, Inc. ("the Company") is a Delaware corporation organized in January 1997, originally incorporated under the name of Jscape Corporation. On October 10, 2000, the Company changed its name to EngineeringPerformance, Inc. Through April of 2000, the Company provided software services which were used to facilitate the rapid development of JAVA software systems. The Company phased out such services and is currently in the development stages of a database "load-testing" software application. Load testing is the process of running a number of clients simultaneously to "load" the target system and measure response time.

    On September 25, 2000, the Company authorized and directed to sell and issue an aggregate of 3.2 million shares of its common stock to a related party in exchange for all his rights, title and 92.9% interest in EngineeringPerformance, LLC, a California Limited Liability Company. EngineeringPerformance, LLC, is currently in the development stage of a database "load-testing" software application. The transaction was accounted for in a manner similar to a "pooling of interest" since the entities were under common control of an individual. Thus, the statement of operations reflects the operation of EngineeringPerformance, LLC from the date of its inception (April 17, 2000).

Use of Estimates

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Consolidated Interim Financial Information

    The accompanying consolidated financial statements as of October 31, 2000 and for the nine month periods ended October 31, 1999 and 2000, together with the related notes, are unaudited but include all adjustments, consisting only of recurring adjustments which, in the opinion of management, are necessary for a fair presentation, in all material respects, of the consolidated operating results and consolidated cash flows for the period presented.

Revenue Recognition

    Revenue consists of training, consulting and support services provided to the Company's customers. The Company recognizes fees for the ongoing customer support ratably over the period of the contract. Training and consulting revenues are recognized as the related services are performed.

Fair Value of Financial Instruments

    The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, trade accounts receivable, note payable to related party and accounts payable, approximate fair value due to their short maturities.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with an original maturity of three months or less on the date of purchase to be cash equivalents.

Concentration of Credit Risk

    Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. At January 31, 2000, all of the Company's cash and cash equivalents were maintained at a major U.S. financial institution.

    One customer accounted for 100% of accounts receivable at January 30, 2000 and 76% of revenue for the year ended January 31, 2000.

Property and Equipment

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, Computer equipment and software are amortized over three years. Furniture and fixtures and office equipment are amortized over five years. Gains and losses from the disposal of property and equipment are taken into income in the year of disposition. Repairs and maintenance costs are expensed as incurred.

Stock-based Compensation

    The Company accounts for stock compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," ("SFAS No. 123"). Under APB No. 25, stock compensation is based on the difference, if any, on the date of grant, between the estimated fair value of the Company's common stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Boards ("FASB") Interpretation No. 28.

Research and Development Costs

    Costs related to research, design and development of products are charged to research and development expenses as incurred.

Income Taxes

    Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components and is effective for periods beginning after December 15, 1997. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported as items of other comprehensive income.

Recently Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"). SFAS No. 133 establishes new standardized accounting and reporting for derivative and hedging activities. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. The Company does not currently hold derivative instruments or engage in hedging activities.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of the operations of the Company.

Note 2—Balance Sheet Components:

	January 31, 2000	October 31, 2000
		(Unaudited)
PROPERTY AND EQUIPMENT, NET:
Computer equipment and software	$4,710	$88,702
Furniture and fixtures	1,849	14,989
Office equipment	1,900	1,900

	8,459	105,591
Less: Accumulated depreciation	(4,735)	(11,254)

	$3,724	$94,337

Note 3—Related Party Transaction:

    At January 31, 2000 the Company had a loan payable to a company controlled by an individual who is a stockholder of the Company for $15,000. The amount was due on demand and non-interest bearing and was paid in fiscal 2001.

    The Company receives services from a company controlled by an individual who is a stockholder of the Company. Total payments for the services were $553,319 for the nine months ended October 31, 2000 (unaudited). The Company also receives services from an individual who is a stockholder of the Company. Total payments for the services were $14,937 for the nine months ended October 31, 2000 (unaudited).

Note 4—Income Taxes:

    At January 31, 2000, the Company had federal and state net operating loss carryforwards of approximately $23,973 available to offset future regular and alternative minimum taxable income, if any. The Company's federal and state net operating loss carryforwards expire in 2019.

    The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company has been or is subject to an ownership change, as defined for tax purposes, utilization of the carryforwards could be restricted. The amount of such limitation, if any, has not been determined.

    Temporary differences which give rise to significant portions of deferred tax assets and liabilities at January 31, 2000 are as follows:

January 31, 2000
Net operating loss carryforwards	$9,547
Fixed assets	492

Total deferred tax assets	10,039
Less: Valuation allowance	(10,039)

Total	$—

    The Company has established a 100% valuation at January 31, 2000 as it appears more likely than not that no benefit will be realized for its deferred tax assets.

Note 5—Stockholders' Equity:

Common Stock

    The Company has authorized 10,000,000 shares of common stock. The Company issued its common stock to founders and certain executives without repurchase rights. At January 31, 2000, there were 4,883 shares of common stock subject to the Company's right to repurchase.

Stock Option Plan

    In April 1997, the Board of Directors adopted the 1997 Stock Option Plan ("the Plan") which provides for the issuance of options to purchase up to 100,000 shares of the company's common stock to the Company's employees, directors and consultants. Options granted under the Plan may be incentive stock options ("ISOs") or non-qualified stock options ("NSOs"). Incentive stock options may be granted to employees. In accordance with the Plan, the stated exercise price shall not be less than 100% and 85% of the estimated fair market value of common stock on the date of grant, for ISOs and NSOs, respectively. For persons or company's owning more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price shall not be less than 110% of the fair market value of common stock on the date of the grant. Holder of options granted under the plan may exercise their options prior to complete vesting of options contingent on the Company's right of repurchase, such that, in the event of termination of the optionee's employees employment, any unvested shares may be repurchased at a price per share equal to the original price per share for the option.

    There were no options outstanding at January 31, 2000 and no options were granted in the year ended January 31, 2000.

Pro-forma Stock Based Compensation

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"). Had compensation cost been determined based on the fair value at the grant date for the awards consistent with the provisions of SFAS No. 123, the Company's net loss would not have been adjusted.

Note 6—Subsequent Event:

Acquisition by Embarcadero Technologies, Inc.

    On November 10, 2000, the Company entered into a definitive agreement to be acquired by Embarcadero Technologies, Inc., a publicly-held provider of software products design to help companies build and manage e-business applications and their underlying databases. The transaction will be accounted for as a purchase. On November 22, 2001, Embarcadero Technologies, Inc. issued 50,000 shares of its common stock and paid approximately $6.9 million in cash in exchange for all issued and outstanding shares. The purchase price is estimated at approximately $8.8 million.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
  of Advanced Software Technologies, Inc.:

    In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Advanced Software Technologies, Inc. at December 31, 1998 and December 31, 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Broomfield, Colorado
December 22, 2000

ADVANCED SOFTWARE TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31, 1998	December 31, 1999	September 30, 2000
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$320,352	$1,068,153	$185,434
Accounts receivable	202,085	578,617	603,056
Prepaid expenses and other current assets	41,733	29,878	106,385

Total current assets	564,170	1,676,648	894,875
Property and equipment, net	210,040	168,730	223,280
Other assets	19,965	19,965	92,565

Total assets	$794,175	$1,865,343	$1,210,720

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$233,408	$151,090	$191,905
Accrued liabilities	47,841	113,990	131,893
Interest payable	95,677	306,692	92,948
Deferred revenue	130,525	332,672	710,905
Notes payable due stockholders	1,071,002	2,474,309	115,000
Obligation under capital lease	12,053	2,524	—

Total liabilities	$1,590,506	$3,381,277	$1,242,651

Commitments (see Note 9)
Stockholders' equity (deficit):
Convertible preferred stock, Class A, $.001 par value; 1,250,000 shares authorized, 1,186,950 shares issued and outstanding at December 31, 1998 and 1999; 1,186,950 shares issued and outstanding at September 30, 2000 (unaudited)	1,187	1,187	1,187
Convertible preferred stock, Class B, $.001 par value; 1,250,000 shares authorized, 852,786 and 1,190,624 shares issued and outstanding at December 31, 1998 and 1999, respectively; 2,800,000 shares authorized, 2,105,189 shares issued and outstanding at September 30, 2000 (unaudited)	853	1,191	2,106
Convertible preferred stock, Class C; 3,000,000 shares authorized and no shares issued and outstanding at December 31, 1998 and 1999 and September 30, 2000 (unaudited)	—	—	—
Common stock, $.001 par value; 5,000,000 shares authorized, 1,572,564 issued and outstanding at December 31, 1998 and 1999; 11,050,000 shares authorized, 1,575,413 issued and outstanding at September 30, 2000 (unaudited)	1,573	1,573	1,575
Additional paid-in capital	4,554,275	5,925,921	8,636,403
Accumulated deficit	(5,354,219)	(7,445,806)	(8,673,202)

Total stockholders' equity (deficit)	(796,331)	(1,515,934)	(31,931)

Total liabilities and stockholders' equity (deficit)	$794,175	$1,865,343	$1,210,720

The accompanying notes are an integral part of these financial statements.

ADVANCED SOFTWARE TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	For The Year Ended December 31, 1998	For The Year Ended December 31, 1999	For The Nine Months Ended September 30, 1999	For The Nine Months Ended September 30, 2000
			(Unaudited)	(Unaudited)
Revenues:
License	$594,341	$1,271,686	$767,427	$1,331,566
Maintenance	160,192	302,746	201,969	447,889
Training and consulting	179,357	238,319	130,819	273,750

Total revenue	933,890	1,812,751	1,100,215	2,053,205
Cost of revenues:
License	80,922	184,328	114,629	171,799
Maintenance	80,860	63,182	48,439	69,267
Training and consulting	56,549	69,490	38,416	127,212

Total costs of revenue	218,331	317,000	201,484	368,278

Gross profit	715,559	1,495,751	898,731	1,684,927

Operating expenses:
Research and development	1,363,334	1,262,757	972,645	1,000,738
Sales and marketing	1,253,440	1,339,017	983,725	1,481,051
General and administrative	276,402	312,366	220,332	321,060

Total operating expenses	2,893,176	2,914,140	2,176,702	2,802,849
Loss from operations	(2,177,617)	(1,418,389)	(1,277,971)	(1,117,922)
Interest income	29,750	14,590	6,976	24,081
Interest expense—related parties	(170,708)	(689,444)	(536,723)	(134,144)
Other income	1,500	1,656	1,192	589

Net loss	$(2,317,075)	$(2,091,587)	$(1,806,526)	$(1,227,396)

Basic and diluted net loss per share	$(1.51)	$(1.33)	$(1.15)	$(.78)

Number of share used in calculation of basic and diluted loss per share	1,538,507	1,572,603	1,572,589	1,574,366

The accompanying notes are an integral part of these financial statements.

ADVANCED SOFTWARE TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 1997	1,186,950	$1,187	852,786	$853	1,515,657	$1,516
Issuance of warrants with debt	—	—	—	—	—	—
Issue of common stock for cash	—	—	—	—	30,000	30
Exercise of common stock options	—	—	—	—	26,907	27
Net loss	—	—	—	—	—	—

Balance, December 31, 1998	1,186,950	1,187	852,786	853	1,572,564	1,573
Issuance of warrants with debt	—	—	—	—	—	—
Beneficial conversion feature related to stockholder notes	—	—	—	—	—	—
Issuance of Series B preferred stock for cash	—	—	337,838	338	—	—
Exercise of common stock options	—	—	—	—	100	—
Net loss	—	—	—	—	—	—

Balance, December 31, 1999	1,186,950	1,187	1,190,624	1,191	1,572,664	1,573
Issuance of Series B preferred stock for conversion of notes payable from stockholders (unaudited)	—	—	914,565	915	—	—
Exercise of common stock options (unaudited)	—	—	—	—	2,749	3
Net loss (unaudited)	—	—	—	—	—	—

Balance, September 30, 2000 (unaudited)	1,186,950	$1,187	2,105,189	$2,106	1,575,413	$1,576

	Additional Paid-in Capital	Accumulated Deficit
Balance, December 31, 1997	$4,206,578	$3,037,144
Issuance of warrants with debt	306,576	—
Issue of common stock for cash	18,720	—
Exercise of common stock options	22,401	—
Net loss	—	2,317,075

Balance, December 31, 1998	4,554,275	5,354,219
Issuance of warrants with debt	283,945	—
Beneficial conversion feature related to stockholder notes	87,838	—
Issuance of Series B preferred stock for cash	999,663	—
Exercise of common stock options	200	—
Net loss	—	2,091,587

Balance, December 31, 1999	5,925,921	7,445,806
Issuance of Series B preferred stock for conversion of notes payable from stockholders (unaudited)	2,706,196	—
Exercise of common stock options (unaudited)	4,286	—
Net loss (unaudited)	—	1,227,396

Balance, September 30, 2000 (unaudited)	$8,636,403	$8,673,202

The accompanying notes are an integral part of these financial statements.

ADVANCED SOFTWARE TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 1998	For the Year Ended December 31, 1999	For the Nine Months Ended September 30, 1999	For the Nine Months Ended September 30, 2000
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,317,075)	$(2,091,587)	$(1,806,526)	$(1,227,396)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,451	72,135	54,483	60,413
Amortization of debt discount	112,578	387,256	300,380	90,694
Non-cash interest expense	—	87,838	87,838	—
Changes in assets and liabilities:
Accounts receivable	(101,098)	(376,532)	(67,248)	(24,439)
Prepaid expenses and other current assets	(7,418)	11,855	7,135	(76,507)
Other assets	(16,465)	—	—	(72,600)
Accounts payable	149,516	(82,318)	(206,628)	40,815
Accrued liabilities	66,636	277,160	139,089	61,266
Deferred revenue	66,669	202,147	191,160	378,233

Net cash used in operating activities	(1,981,206)	(1,512,046)	(1,300,317)	(769,521)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property/equipment	(91,650)	(30,825)	(11,967)	(114,963)

Net cash used in investing activities	(91,650)	(30,825)	(11,967)	(114,963)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments under capital leases	(15,004)	(9,529)	(7,020)	(2,524)
Proceeds from the sale of common stock	18,750	—	—	—
Proceeds from the exercise of stock options	22,428	200	200	4,289
Proceeds from the sale of series B preferred stock	—	1,000,001	—	—
Proceeds from stockholder notes issued with detachable warrants	1,150,000	1,300,000	1,300,000	—

Net cash used in financing activities	1,176,174	2,290,672	1,293,180	1,765

Net increase (decrease) in cash	(896,682)	747,801	(19,104)	(882,719)
Cash, beginning of period	1,217,034	320,352	320,352	1,068,153

Cash, end of period	$320,352	$1,068,153	$301,248	$185,434

SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES
Conversion of convertible notes due stockholders and accrued interest into Series B preferred stock	$—	$—	$—	$2,707,111

The accompanying notes are an integral part of these financial statements.

ADVANCED SOFTWARE TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

  Description of Business

    Advanced Software Technologies, Inc. (the "Company"), was incorporated in Colorado on November 15, 1991. The Company develops and markets visual application design software tools that bring control and predictability to the management of software assets, often referred to as e-assets.

  Interim Financial Statements (unaudited)

    The unaudited interim financial statements as of September 30, 1999 and 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with accounting principles generally accepted in the United States of America. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year.

  Cash and Cash Equivalents

    Highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

  Concentration of Credit Risk

    The Company extends trade credit terms to its customers based upon ongoing evaluations of its customers' financial condition and requires no collateral from its customers.

  Property and Equipment

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the lease term. Gains and losses from the disposal of property and equipment are taken into income in the year of disposition. Repairs and maintenance are expensed as incurred.

  Long-lived Assets

    The Company evaluates the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of ("SFAS 121"). In accordance with SFAS 121, the Company estimates the future undiscounted cash flows of the operations to which the long-lived assets relate to ensure that the carrying value has not been impaired. Management believes no such impairment exists at December 31, 1999.

  Revenue Recognition

    The Company recognizes software license revenue and services in accordance with the provisions of Statement of Position 97-2 "Software Revenue Recognition", as amended by Statement of Position 98-9 Modification of Statement of Position 97-2 "Software Revenue Recognition" with respect to certain transactions. The Company derives revenue from license fees and services which include maintenance, training and consulting.

    The Company recognizes license revenue when there is evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Arrangements involving multiple elements which are unbundled and recorded as revenue as the elements are delivered to the extent that vendor specific objective evidence exists.

    Annual maintenance revenue is recorded as deferred revenue and is recognized ratably over the service period, which is generally twelve months. Revenue from consulting and training are recognized when the consulting and training take place.

  Stock Based Compensation

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123") permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB No. 25") to account for stock-based compensation arrangements. The Company has elected to determine the value of stock-based compensation arrangements under the provisions of APB No. 25, and has included the pro forma disclosures required under SFAS No. 123 in Note 5.

  Research and Development

    Research and development costs are expensed as incurred.

  Capitalized Software Development Costs

    Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" software development costs are capitalized after technological feasibility is established. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between technological feasibility, which has been defined as the establishment of a working model, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

  Income Taxes

    The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheet, as well as operating loss carry-forwards. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized.

  Fair Value of Financial Instruments

    The Company's financial instruments include cash, cash equivalents, accounts receivables, prepaid expenses and other current assets, accounts payable, accrued liabilities and debt. As of December 31,

1998, December 31, 1999 and September 30, 2000 (unaudited), the carrying amounts of the Company's financial instruments approximate fair value.

  Loss Per Share

    Basic earnings per share is computed by dividing net loss by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by using the weighted-average number of shares outstanding plus all dilutive potential common shares outstanding. The convertible preferred shares, options and warrants were not included in the computation of diluted EPS for all periods presented, because they were anti-dilutive due to the net loss for the period presented.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

2. Property and Equipment

    Property and equipment consisted of the following as of December 31, 1998 and 1999:

	1998	1999
Computers	$326,347	$352,122
Equipment, furniture and fixtures	35,675	40,125
Leasehold improvements	8,378	8,979

	370,400	401,226
Less accumulated depreciation and amortization	(160,360)	(232,496)

	$210,040	$168,730

Depreciation and amortization	65,451	72,135

3. Notes Payable to Stockholders

    At December 31, 1998 and 1999, the company had notes payable to a stockholder in the amount of $115,000. The notes bear annual interest at prime plus 2% (or 10.5% at December 31, 1999). The notes, or a portion of the notes are convertible into common stock at the option of the stockholder. In October 2000, the notes and accrued interest were converted into 418,500 shares of the Company's common stock.

    In 1997 the Company borrowed $450,000 from a third-party in the form of convertible promissory notes. The notes were due one year from the date of issuance and bore interest at 9.5% annually. The notes and accrued interest were convertible at the option of the noteholder into the Company's Series B convertible preferred stock at the greater of $1.56 per share or the valuation of the Company's next equity offering. In connection with these borrowings, the Company issued detachable warrants to the noteholder to purchase 152,000 shares of the Company's Series A convertible preferred stock at the greater of $1.56 per share or the valuation of the Company's next equity offering. The warrants expire five years from the date of issuance. The Company determined that the fair value of the warrants was $195,875 using the Black-Scholes valuation model. The fair value attributable to the warrants was accounted for as debt issuance costs and was amortized to interest expense using the effective interest method until the earliest of maturity or conversion of the notes. In 1997 the notes were converted into 158,846 shares of the Company's Series B convertible preferred stock. At December 31, 1999 none of the warrants had been exercised and in October of 2000 all of the warrants were cancelled.

    In 1998 and 1999 the Company borrowed $1,150,000 and $1,300,000, respectively, from stockholders in the form of convertible promissory notes. The notes were due one year from the date of issuance and bore interest at 9.5% annually. The notes and accrued interest were convertible at the option of the noteholders into the Company's Series B convertible preferred stock at the lesser of $2.96 per share or the valuation of the Company's next equity offering. In connection with these borrowings, the Company issued detachable warrants to the noteholders to purchase 236,500 and 219,600 shares, respectively, of the Company's Series C convertible preferred stock at the lesser of $2.96 per share or the valuation of the Company's next equity offering. The warrants expire five years from the date of issuance. The Company determined that the fair value of the warrants were $306,576 and $283,945, respectively, using the Black-Scholes valuation model. The fair value attributable to the warrants was accounted for as debt issuance costs and was amortized to interest expense using the effective interest method until the earliest of maturity or conversion of the notes.

    During 1999 the maturity dates of the notes entered into during 1998 were extended one year from the date of original maturity. In February 2000, all notes and accrued interest were converted into 914,565 shares of Series B convertible preferred stock. At December 31, 1999 none of the warrants had been exercised and in October of 2000 all of the warrants were cancelled.

    Unamortized debt discount related to the warrants at December 31, 1998 and 1999 was $193,998 and $90,691, respectively.

    With respect to the notes issued after May 15, 1999 the Company recognized a beneficial conversion feature in the amount of $87,838 in accordance with the Emerging Issues Task Force number 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios". The beneficial conversion feature was reflected as interest expense in the statement of operations for the year ended December 31, 1999.

4. Convertible Preferred Stock

    On August 15, 1997, promissory notes and accrued interest (as described in Note 3) were converted into Series B convertible preferred stock at $2.96 per share and additional cash investments were made in Series B stock for total proceeds of $2,524,500.

    During 1999, the Company issued 337,838 shares of Series B convertible preferred stock at $2.96 per share for cash proceeds of $1,000,001.

    In February of 2000 and October of 2000, promissory notes of $2,450,000 (unaudited) and accrued interest and $115,000 (unaudited) and accrued interest were converted into 914,565 shares of Series B convertible preferred stock and 418,500 (unaudited) shares of common stock respectively. All detachable warrants as described in Note 3 were cancelled in October of 2000.

  Conversion

    Series A convertible preferred stock and Series B convertible preferred stock are convertible, at the option of the holder, into such number of fully-paid and non-assessable shares of Common Stock as determined by dividing the original issue price by the then applicable conversion price for each series of preferred stock, determined at the time of conversion. The price at which shares of common stock are deliverable upon conversion of the preferred stock will initially be the original issue price. Each share of Series A convertible preferred stock and Series B convertible preferred stock automatically converts into common stock at the effective applicable conversion price upon the earlier of: 1) the affirmative vote or written consent of a majority of the outstanding shares of the respective series, or 2) an initial public offering of common stock in which the Company receives aggregate proceeds in excess of $6,000,000.

  Voting Rights and Board Seats

    Each share of common stock is entitled to one vote and the holder of each share of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such share of convertible preferred stock could be converted at the record date for determination of the shareholders entitled to vote on such matters. Holders of the Series A convertible preferred stock vote together as a single class and are entitled to elect one member of the Board of Directors. Holders of the Series B convertible preferred stock vote together as a single class and are entitled to elect one member of the Board of Directors.

  Dividend Rights

    When and as declared by the Company's Board of Directors, the holders of all preferred stock are entitled to receive, out of funds legally available, cash dividends at an annual rate equal to $0.23 for each outstanding share of preferred stock held by them. After payment of dividends to the holders of convertible preferred stock, dividends may be declared and distributed among all holders of common stock, provided, however, that no dividend may be declared and distributed among holders of common stock at a rate greater than the rate at which dividends are paid to the holders of convertible preferred stock based on the number of shares of common stock into which such shares of convertible preferred stock are convertible on the date such dividend is declared. The dividends payable to the holders of the preferred stock are not cumulative, and no right accrues to the holders of the convertible preferred stock since dividends on the convertible preferred stock are not declared or paid in any previous fiscal year of the Company, whether or not the earnings of the Company in the previous fiscal year were sufficient to pay such dividends.

  Liquidation Preference

    In the event of any liquidation, dissolution, or winding up of the Company prior to December 20, 2000, whether voluntary or not, the holders of Series A and Series B convertible preferred stock will be entitled to be paid out of the assets, prior and in preference to any payment to common stock, the amount of $0.77 and $2.96, respectively, per share plus all accrued or declared but unpaid dividends thereon. In the event of any liquidation, dissolution, or winding up of the Company after December 20, 2000, whether voluntary or not, the holders of Series A and Series B convertible preferred stock will be entitled to be paid out of the assets, prior and in preference to any payment to common stock in equal amounts on a per share basis. If assets available for distribution are insufficient to make payment in full on the Series A convertible preferred stock and Series B convertible preferred stock liquidation preferences, the assets legally available for distribution will be distributed ratably among the holders of the Series A convertible preferred stock and Series B convertible preferred stock in proportion to the product of the liquidation preference of each such share and the number of such shares owned by each such holder. Any remaining assets legally available for distribution shall be distributed ratably to the holders of common stock.

5. Stock Options

    The Company adopted a stock option plan in 1995 (the 1995 Plan) and as of December 31, 1999 reserved 600,000 shares of its common stock for issuance upon the exercise of options granted to full-time employees under the plan. The Company increased the number of shares available for grant to 1,600,000 during February of 2000. The exercise price of the options is determined by the Board of Directors and approximates the fair market value of the Company's common stock at the time the options are granted. Options granted generally vest over a five-year period in accordance with the individual grant, which is typically 20% vesting after each of five years from date of grant. Options are generally exercisable for ten years after the grant date.

    The following is a summary of stock option activity:

	Number of Options	Average Exercise Price
Outstanding at December 31, 1997	307,900	$1.18
Granted	190,000	2.16
Exercised	(26,907)	0.83
Cancelled	(33,000)	0.83

Outstanding at December 31, 1998	437,993	1.46
Granted	65,000	2.00
Exercised	(100)	2.00
Cancelled	(20,000)	2.00

Outstanding at December 31, 1999	482,893	1.77
Granted (unaudited)	334,000	2.06
Exercised (unaudited)	(2,749)	1.56
Canceled (unaudited)	(83,200)	1.99

Outstanding at September 30, 2000 (unaudited)	730,944	$1.82

ADVANCED SOFTWARE TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Stock Options (Continued)

    The following table summarizes information about stock options as of December 31, 1999:

Options Outstanding			Options Exercisable
	Weighted-average
Number of Options	Remaining Contractual Life	Exercise Price	Number of Options	Weighted-average Exercise Price
152,000	5.96	$.83	120,000	$.83
14,993	6.86	1.56	8,500	1.56
315,900	8.46	2.09	82,600	2.11

482,983			211,100

    SFAS 123 requires pro forma information regarding the value of stock-based compensation granted to employees as if it was determined using fair value rather than intrinsic value. The Company has determined the fair value on the date of grant using the Black-Scholes option-pricing model assuming an expected option term of 5 years, interest rates ranging from 5.15% to 6.50%, a dividend yield of zero and a volatility factor of 0%. Had the Company recognized compensation cost for options granted to employees based on the fair value of the options granted as of the grant date as prescribed, pro forma net loss and basic loss per share would have been:

	Year Ended December 31,
	1998	1999
Historical net loss	$(2,317,075)	$(2,091,587)
Pro forma net loss	(2,343,565)	(2,135,517)
Historical net loss per share	$(1.51)	$(1.33)
Pro forma net income loss per share	$(1.52)	$(1.36)

6. Loss Per Share

    The following table provides additional information on the computation of loss per share amounts.

	Years Ended December 31,		Nine Month Periods Ending September 30,
	1998	1999	1999	2000
			(unaudited)	(unaudited)
Basic and diluted loss per share
Net loss	$(2,317,075)	$(2,091,587)	$(1,806,526)	$(1,227,396)

Weighted-average common shares outstanding	1,538,507	1,572,603	1,572,589	1,574,366

Basic and diluted loss per share attributable to common stockholders	$(1.51)	$(1.33)	$(1.15)	$(.78)

Antidilutive securities including options, warrants and convertible preferred stock not included in net loss per share calculations	2,704,540	3,160,781	3,084,942	3,844,818

ADVANCED SOFTWARE TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Employee Benefit Plan

    The Company has an IRA plan (the "Plan") which is available to all employees who have completed ninety days of full-time service. Participants may contribute up to $6,000 of total compensation to the Plan. The Company will match up to one percent of annual salary for all participating employees. Participant and Company contributions vest immediately. The Company contributions to the plan were $0 and $8,734 for the years ended December 31, 1998 and 1999, respectively.

8. Income Taxes

    Deferred tax assets are comprised of the following at December 31, 1998 and 1999:

	1998	1999
Accrual to cash and other	$71,507	$41,512
Research and development credit carryforwards	28,358	28,358
Net operating loss carryforwards	1,697,422	2,329,875

Gross deferred tax assets	1,797,287	2,399,745
Depreciable assets	(16,966)	(17,080)

Deferred tax assets	1,780,321	2,382,665
Valuation allowance	(1,780,321)	(2,382,665)

Net deferred tax assets	$—	$—

    As of December 31, 1999, the Company had net operating loss carryforwards of approximately $6.2 million, which begin expiring in 2007, and research and development credit carryforwards of $28,000, which begin expiring in 2010. Under section 382 of the Internal Revenue Code, ownership changes may limit the ability of the Company to utilize its net operating loss carryforwards.

    At December 31, 1998 and 1999, a valuation allowance has been recorded against all net deferred tax assets. Based on the weight of available evidence, both positive and negative, including the Company's history of losses, the net deferred tax asset has been reduced to zero as it is more likely than not that such benefits will not be realized.

    The benefit from income taxes differs from the amounts computed by applying the federal statutory income tax rate to loss before income taxes as follows for the years ended December 31, 1998 and 1999:

	1998	1999
U.S. federal income tax benefit at statutory rate	$(787,805)	$(713,179)
State income tax, net of federal benefit	(72,673)	(51,243)
Increase in valuation allowance	821,427	602,334
Warrant and debt discount	38,276	161,531
Other	775	557

Benefit for income taxes	$—	$—

9. Commitments

    The Company leases office facilities under non-cancelable operating lease agreements. Under certain of the operating leases, the Company is responsible for its share of common area charges, and certain leases have renewal options covering one to three years. Total rent expense was $120,341 and $217,800 for the years ended December 31, 1998 and 1999, respectively. Future minimum lease payments as of December 31, 1999 under all non-cancelable operating leases are as follows:

2001	$232,703
2002	239,580
2003	159,720
thereafter	—

$632,003

10. Subsequent Event

    On November 7, 2000, all of the assets of the Company were sold to Embarcadero Technologies, Inc. for $13.0 million in cash. As a result of the merger, Advanced Software Technologies, Inc. became a wholly-owned subsidiary of Embarcadero Technologies, Inc.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13 Other Expenses of Issuance and Distribution.*

    The following table sets forth all expenses to be paid by Embarcadero, other than the underwriting discounts and commissions payable by Embarcadero in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Amount to be Paid
Registration fee	$
NASD filing fee
Nasdaq National Market
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses
Total	$

*
To be supplied by amendment.

Item 14 Indemnification of Officers and Directors.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we intend to enter into separate indemnification agreements with our directors which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our Certificate of Incorporation and Bylaws and the indemnification agreement to be entered into between us and our directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Company and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15 Recent Sales of Unregistered Securities

    In the past three years we have sold and issued the following securities:

    1.  In February 2000, we issued 253,893 shares of Series A preferred stock to a total of nine investors for an aggregate purchase price of $1,828,030. The issuance of these securities was exempt from registration under the Securities Act pursuant to Rule 506 under Regulation D. Based on representations made to us by the investors, the investors were all accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and were able to bear the financial risk of their investment. The investors represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities. We did not make any offer to sell the securities by means of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D of the Securities Act.

    2.  During the past three years, we have issued an aggregate of approximately 5,650,000 options to purchase shares of common stock to our employees and directors and approximately 5,067,000 shares of common stock have been issued pursuant to the exercise of options. The sales of the above securities were deemed to be exempt from registration pursuant to either Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us.

Item 16 Exhibits and Financial Statement Schedules.

  (A)
  EXHIBITS

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
2.1(1)	Agreement and Plan of Merger and Reorganization, dated as of October 24, 2000, among Embarcadero Technologies, Inc., AST Acquisition Corporation, Advanced Software Technologies, Inc. and R. Gale Daniel, as Shareholder Representative.
2.2(1)	Stock Purchase Agreement, dated as of November 10, 2000, between Embarcadero Technologies, Inc. and Stonegate Insurance Co., Ltd.
3.2(2)	Amended and Restated Certificate of Incorporation.
3.4(2)	Amended and Restated Bylaws.
4.1(2)	Specimen Common Stock Certificate.
4.2	Form of Lock-Up Agreement between Embarcadero Technologies, Inc. and certain stockholders, as amended.
5.1†	Opinion of Heller Ehrman White & McAuliffe LLP.
10.1*	Amended and Restated 1993 Stock Option Plan, as amended through October 12, 2000.
10.2*(2)	2000 Nonemployee Directors Stock Option Plan.
10.3(2)	Form of Indemnification Agreement.
10.4(2)	Office Lease between Metropolitan Life Insurance Company and Embarcadero Technologies, Inc. dated April 23, 1999, as amended.
10.5(2)	Lease Agreement between NewCon Software, Inc. and Embarcadero Technologies, Inc., dated as of August 1, 1999.
10.6(2)	Lease between Wallace J. Getz and Embarcadero Technologies, Inc., dated as of December 6, 1999.
10.7*(2)	Employment Offer Letter to Ellen Taylor dated September 23, 1999.
10.8*(2)	Employment Offer Letter to Raj P. Sabhlok dated January 24, 2000.
10.9*(2)	Employment Offer Letter to Walter F. Scott III dated December 31, 1999.
10.10*(2)	Separation Agreement and General Release with Stuart Browning dated February 1, 2000.
10.11(2)	Series A Preferred Stock Purchase Agreement dated February 17, 2000.
10.12(2)	Bank Loan Agreement between Embarcadero Technologies, Inc. and Union Bank of California, dated as of March 27, 2000.
10.13	Lease Agreement between Burger Investments F.L.P. and Advanced Software Technologies, Inc., dated June 4, 1998.
16.1(2)	Letter re: change in certifying accountant.
21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of PricewaterhouseCoopers Chartered Accountants and Registered Auditors.
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.4	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.5†	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1).
24.1	Power of Attorney (See Page II-4).

*
Management contract or compensatory plan or arrangement.
†
To be filed by amendment.
(1)
Incorporated by reference to the corresponding or indicated exhibit to Embarcadero's Form 8-K (File No. 000-30293), as filed November 22, 2000.
(2)
Incorporated by reference to the corresponding or indicated exhibit to Embarcadero's Registration Statement on Form S-1, as amended (File No. 333- 30805) and declared effective on April 19, 2000.
(B)
FINANCIAL STATEMENT SCHEDULE.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17 Undertakings

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 15th day of February, 2001.

EMBARCADERO TECHNOLOGIES, INC.
By:	/s/ STEPHEN R. WONG
Stephen R. Wong Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen R. Wong and Raj P. Sabhlok, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ STEPHEN R. WONG Stephen R. Wong	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 15, 2001
/s/ RAJ P. SABHLOK Raj P. Sabhlok	Senior Vice President and Chief Financial Officer	February 15, 2001
Timothy C.K. Chou	Director	February 15, 2001
/s/ FRANK J. POLESTRA Frank J. Polestra	Director	February 15, 2001

/s/ MICHAEL J. ROBERTS Michael J. Roberts	Director	February 15, 2001
/s/ DENNIS J. WONG Dennis J. Wong	Director	February 15, 2001

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
2.1(1)	Agreement and Plan of Merger and Reorganization, dated as of October 24, 2000, among Embarcadero Technologies, Inc., AST Acquisition Corporation, Advanced Software Technologies, Inc. and R. Gale Daniel, as Shareholder Representative.
2.2(1)	Stock Purchase Agreement, dated as of November 10, 2000, between Embarcadero Technologies, Inc. and Stonegate Insurance Co., Ltd.
3.2(2)	Amended and Restated Certificate of Incorporation.
3.4(2)	Amended and Restated Bylaws.
4.1(2)	Specimen Common Stock Certificate.
4.2	Form of Lock-Up Agreement between Embarcadero Technologies, Inc. and certain stockholders, as amended.
5.1†	Opinion of Heller Ehrman White & McAuliffe LLP.
10.1*	Amended and Restated 1993 Stock Option Plan, as amended through October 12, 2000.
10.2*(2)	2000 Nonemployee Directors Stock Option Plan.
10.3(2)	Form of Indemnification Agreement.
10.4(2)	Office Lease between Metropolitan Life Insurance Company and Embarcadero Technologies, Inc. dated April 23, 1999, as amended.
10.5(2)	Lease Agreement between NewCon Software, Inc. and Embarcadero Technologies, Inc., dated as of August 1, 1999.
10.6(2)	Lease between Wallace J. Getz and Embarcadero Technologies, Inc., dated as of December 6, 1999.
10.7*(2)	Employment Offer Letter to Ellen Taylor dated September 23, 1999.
10.8*(2)	Employment Offer Letter to Raj P. Sabhlok dated January 24, 2000.
10.9*(2)	Employment Offer Letter to Walter F. Scott III dated December 31, 1999.
10.10*(2)	Separation Agreement and General Release with Stuart Browning dated February 1, 2000.
10.11(2)	Series A Preferred Stock Purchase Agreement dated February 17, 2000.
10.12(2)	Bank Loan Agreement between Embarcadero Technologies, Inc. and Union Bank of California, dated as of March 27, 2000.
10.13	Lease Agreement between Burger Investments F.L.P. and Advanced Software Technologies, Inc., dated June 4, 1998.
16.1(2)	Letter re: change in certifying accountant.
21.1	List of Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of PricewaterhouseCoopers Chartered Accountants and Registered Auditors.
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.4	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.5†	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1).
24.1	Power of Attorney (See Page II-4).

*
Management contract or compensatory plan or arrangement.
†
To be filed by amendment.
(1)
Incorporated by reference to the corresponding or indicated exhibit to Embarcadero's Form 8-K (File No. 000-30293), as filed November 22, 2000.
(2)
Incorporated by reference to the corresponding or indicated exhibit to Embarcadero's Registration Statement on Form S-1, as amended (File No. 333- 30805) and declared effective on April 19, 2000.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Embarcadero Technologies, Inc.
Recent Developments
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Industry
Risks Related to This Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CORPORATE INFORMATION
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
CHANGE IN ACCOUNTANTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
EMBARCADERO TECHNOLOGIES, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
EMBARCADERO TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
EMBARCADERO TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
EMBARCADERO TECHNOLOGIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Unaudited Pro Forma Combined Statements of Operations For the Year Ended December 31, 2000
Embarcadero Europe Limited Company Information
Embarcadero Europe Limited
Statement of Directors' Responsibilities
Report of Independent Accountants
Embarcadero Europe Limited Profit and Loss Account for the Periods Ended 31 December 1999, 1998 and 30 June 2000 (unaudited) and 1999 (unaudited)
Embarcadero Europe Limited Balance Sheet as at 31 December 1999, 1998, and 30 June 2000 (unaudited)
Embarcadero Europe Limited Cash Flow Statement for the Periods Ended 31 December 1999, 1998 and 30 June 2000 (unaudited) and 1999 (unaudited)
Embarcadero Europe Limited Notes to the Cash Flow Statement For the Periods Ended 31 December 1999, 1998 and 30 June 2000 (unaudited) and 1999 (unaudited)
Embarcadero Europe Limited Notes to the Financial Statements For the Periods Ended 31 December 1999, 1998 and 30 June 2000 (unaudited) and 1999 (unaudited)
Embarcadero Europe Limited Notes to the Financial Statements (Continued) For the Periods Ended 31 December 1999, 1998 and 30 June 2000 (unaudited) and 1999 (unaudited)
REPORT OF INDEPENDENT ACCOUNTANTS
EngineeringPerformance, Inc. (A Company in the Development Stage) (Formerly Jscape Corporation) Consolidated Balance Sheets
EngineeringPerformance, Inc. (A Company in the Development Stage) (Formerly Jscape Corporation) Consolidated Statements of Operations
EngineeringPerformance, Inc. (A Company in the Development Stage) (Formerly Jscape Corporation) Consolidated Statements of Stockholders' Equity (Deficit)
EngineeringPerformance, Inc. (A Company in the Development Stage) (Formerly Jscape Corporation) Consolidated Statements of Cash Flows
EngineeringPerformance, Inc. (A Company in the Development Stage) (Formerly Jscape Corporation) Notes to Consolidated Financial Statements Year Ended January 31, 2000 and the Nine Months Ended October 31, 2000
REPORT OF INDEPENDENT ACCOUNTANTS
ADVANCED SOFTWARE TECHNOLOGIES, INC. BALANCE SHEETS
ADVANCED SOFTWARE TECHNOLOGIES, INC. STATEMENTS OF OPERATIONS
ADVANCED SOFTWARE TECHNOLOGIES, INC. STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
ADVANCED SOFTWARE TECHNOLOGIES, INC. STATEMENTS OF CASH FLOWS
ADVANCED SOFTWARE TECHNOLOGIES, INC. NOTES TO FINANCIAL STATEMENTS
ADVANCED SOFTWARE TECHNOLOGIES, INC. NOTES TO FINANCIAL STATEMENTS (Continued)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX